As filed with the Securities and Exchange Commission on September 1, 2004.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

HOUSEVALUES, INC.

(Exact name of registrant as specified in its charter)

Washington	6531	91-1982679
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

15 Lake Bellevue Drive, Suite 100

Bellevue, Washington 98005

(425) 454-0088

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ian Morris

Chief Executive Officer

HouseValues, Inc.

15 Lake Bellevue Drive, Suite 100

Bellevue, Washington 98005

(425) 454-0088

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Scott L. Gelband, Esq. Patrick J. Devine, Esq. S. Paul Sassalos, Esq. Perkins Coie LLP 1201 Third Avenue, Suite 4800 Seattle, Washington 98101 (206) 359-8000	Gregg I. Eskenazi, Esq. General Counsel and Secretary HouseValues, Inc. 15 Lake Bellevue Drive, Suite 100 Bellevue, Washington 98005 (425) 454-0088	Mark A. Bertelsen, Esq. Patrick J. Schultheis, Esq. Jose F. Macias, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue, Suite 5100 Seattle, Washington 98104 (206) 883-2500

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock, $0.001 par value per share	$86,250,000	$10,928

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 1, 2004

PROSPECTUS

             Shares

COMMON STOCK

Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $              and $              per share. We have applied to list our common stock on the Nasdaq National Market under the symbol “SOLD.” We are selling              shares of common stock and the selling shareholders are selling              shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling shareholders.

The underwriters have an option to purchase a maximum of              additional shares from us, and up to a maximum of              additional shares from the selling shareholders, to cover over-allotments of shares.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 6.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to HouseValues, Inc.	Proceeds to Selling Shareholders
Per share	$	$	$	$
Total	$	$	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the shares of common stock will be made on or about             , 2004.

Credit Suisse First Boston	JPMorgan

Piper Jaffray

Thomas Weisel Partners LLC

Pacific Crest Securities

            , 2004

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We have not, and the selling shareholders and the underwriters have not, authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Except as otherwise indicated, market data and industry statistics used throughout this prospectus are based on independent industry publications and other publicly available information. We do not guarantee, and we have not independently verified, this information. Accordingly, investors should not place undue reliance on this information.

Until                     , 2004 (25 days after commencement of this offering), all dealers selling shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

The following summary contains basic information about our business and this offering. It does not contain all of the information that you should consider before investing in our common stock. You should read this prospectus, including “Risk Factors” and our consolidated financial statements and the accompanying notes, before making an investment decision.

Our Company

We provide an innovative marketing solution that enables residential real estate agents to capture and cultivate leads, and convert these leads into closed transactions. We generate leads for agent customers from our HouseValues.com and JustListed.com web sites, which cater to prospective home buyers and sellers. Our integrated offering couples these leads with our Market Leader online prospect management system and personalized coaching and training to help agent customers increase lead conversion.

We generated revenues of $25.1 million in 2003 and $20.5 million for the six months ended June 30, 2004. We have been profitable and cash flow positive since the second quarter of 2001.

Our Industry

According to REAL Trends, a real estate industry research firm, total residential real estate brokerage commissions and fees were approximately $60 billion in 2003. Because of the large dollar size of typical real estate commissions, prospective home buyers and sellers are valuable to real estate agents, and as a result agents invest heavily in advertising and marketing to generate clients. According to Borrell Associates, a media research firm, the real estate industry spent over $11 billion on advertising in 2003.

The Internet makes an unprecedented amount of home information readily available to consumers and an increasing number of potential buyers and sellers are using the Internet in the early stages of their home buying or selling process. According to the National Association of Realtors, more than 70% of home buyers used the Internet in their home search in 2003. The large number of consumers who use the Internet to conduct research relating to the purchase or sale of a home represents an attractive pool of prospective clients for real estate agents, and the interactive and targeted nature of the Internet makes it possible to reach and communicate with these prospective clients in an efficient manner. Despite this opportunity, only approximately 11% of the advertising dollars spent in the real estate industry in the first half of 2004 was dedicated to online advertising, according to Borrell Associates.

Our Solution

Our solution provides the following benefits to residential real estate agents:

•	Capture leads. We help agents attract new clients by providing them with leads on prospective home buyers and sellers in the neighborhoods in which they work. We provide each lead to only one agent and we guarantee our agent customers a minimum number of leads per month for a fixed monthly fee.

•	Cultivate leads. Our Market Leader prospect management system assists our customers in building a pipeline of business by helping them organize, manage and communicate online with prospective home buyers and sellers in a highly automated fashion tailored for each prospect.

•	Convert Leads. We provide agent customers with personalized coaching and training to help them better serve their prospective clients and increase the likelihood that they will convert their leads into closed transactions.

Our solution also benefits consumers by providing information to help them make a more informed decision before buying or selling a home. We offer prospective home sellers free estimates of their homes’ current market value, and offer prospective home buyers listings of homes that meet their buying criteria as they reach the market.

Our Strategy

Our objective is to be the leading provider of solutions that enable residential real estate agents to capture and cultivate leads, and convert these leads into closed transactions. In doing so, we will seek to acquire an increasing share of real estate industry advertising expenditures, as these expenditures continue to migrate online. To achieve this goal, we are exploring and pursuing the following key strategies:

•	Expanding our agent customer base;

•	Efficiently selling excess leads;

•	Creating new services to further capture agent online marketing expenditures; and

•	Extending our business model to related markets.

Company Information

We were incorporated in Washington in May 1999. Our principal executive offices are located at 15 Lake Bellevue Drive, Suite 100, Bellevue, Washington 98005. Our telephone number is (425) 454-0088. Corporate information about our company is available on our corporate web site at www.housevaluesinc.com. Information contained on our various web sites does not constitute part of this prospectus. Unless the context requires otherwise, in this prospectus the terms “HouseValues,” “we,” “us” and “our” refer to HouseValues, Inc. and our subsidiaries.

“HOUSEVALUES.COM” is a registered trademark of HouseValues. This prospectus also includes trademarks, trade names and service marks of other companies. Use or display by us of other parties’ trademarks, trade names or service marks is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, these other parties.

THE OFFERING

Common stock offered by HouseValues	shares

Common stock offered by selling shareholders	shares

Common stock to be outstanding after this offering	shares

Use of proceeds

We intend to use the net proceeds for expansion of our operations, capital expenditures, working capital and general corporate purposes. We may also use a portion of the net proceeds to acquire or invest in businesses, products or technologies that are complementary to our own. We will not receive any of the proceeds from the sale of shares by the selling shareholders. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	SOLD

The number of shares of our common stock to be outstanding immediately after this offering is based on the number of shares outstanding as of June 30, 2004. This number does not include:

•	an aggregate of 4,480,655 shares of common stock subject to outstanding options under our 1999 Stock Incentive Plan as of June 30, 2004, with a weighted average exercise price of $1.51 per share;

•	an additional 78,554 shares of common stock reserved for issuance upon exercise of options that as of June 30, 2004 were available for grant under our 1999 Stock Incentive Plan;

•	an aggregate of 666,668 shares of common stock, issuable upon the exercise of outstanding warrants with an exercise price of $0.50 per share;

•	an additional 500,000 shares of common stock reserved in July 2004 for issuance upon exercise of options under our 1999 Stock Incentive Plan; and

•	an aggregate of 1,500,000 shares of common stock initially reserved for issuance under our 2004 Equity Incentive Plan, adopted in August 2004 and containing provisions that automatically increase its share reserves each year, as more fully described in “Management — Stock-Based Plans.”

Except as otherwise indicated, all information in this prospectus assumes:

•	the conversion of all outstanding shares of Series A and Series B convertible preferred stock into an aggregate of 6,787,688 shares of common stock immediately prior to the completion of this offering;

•	the filing of our amended and restated articles of incorporation and the effectiveness of our amended and restated bylaws; and

•	no exercise of the underwriters’ over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

You should read the summary consolidated financial data set forth below in conjunction with our consolidated financial statements, the notes to our consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus.

The consolidated statements of income data for each of the three years ended December 31, 2003 and for the six months ended June 30, 2004 and the consolidated balance sheet data as of June 30, 2004 have been derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statement of income data for the six months ended June 30, 2003 are derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. These unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and the notes thereto and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our results of operations and financial position for those periods. The pro forma net income per share data are unaudited and give effect to the conversion into common stock of our Series A and Series B convertible preferred stock from their dates of original issuance. Our historical results are not necessarily indicative of results to be expected for future periods.

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
	(in thousands, except per share data)
Statements of Income Data:
Revenues	$11,224	$21,748	$25,103	$11,597	$20,473
Expenses:
Sales and marketing	6,336	11,031	11,485	4,919	9,352
Technology and product development	983	1,240	2,024	853	1,506
General and administrative	2,434	3,758	4,639	1,997	2,699
Depreciation and amortization of property and equipment	209	479	728	340	389
Amortization of intangible assets	12	15	298	8	381
Stock-based compensation	130	128	84	44	76

Total expenses	10,104	16,651	19,258	8,161	14,403

Income from operations	1,120	5,097	5,845	3,436	6,070
Interest income	30	65	72	36	41

Income before income tax expense (benefit)	1,150	5,162	5,917	3,472	6,111
Income tax expense (benefit)	(427)	1,758	2,143	1,258	2,148

Net income	1,577	3,404	3,774	2,214	3,963
Redeemable convertible preferred stock dividends	—	—	(1,138)	(1,138)	—

Net income available to shareholders	$1,577	$3,404	$2,636	$1,076	$3,963

Earnings per share:
Basic	$0.09	$0.19	$0.21	$0.10	$0.21

Diluted	$0.08	$0.17	$0.18	$0.08	$0.19

Pro forma basic			$0.21		$0.21

The following table presents consolidated balance sheet data as of June 30, 2004:

•	on an actual basis without any adjustments to reflect subsequent or anticipated events;

•	on a pro forma basis reflecting the conversion of all outstanding shares of our Series A and Series B convertible preferred stock on a one-for-one basis into an aggregate of 6,787,688 shares of common stock effective immediately prior to the completion of this offering; and

•	on a pro forma as adjusted basis reflecting the conversion of our Series A and Series B convertible preferred stock, the exercise of outstanding warrants and the receipt by us of the net proceeds from the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of June 30, 2004
	Actual	Pro Forma	Pro Forma as Adjusted
		(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$13,161	$13,161	$
Working capital	9,161	9,161
Restricted cash	275	275
Total assets	16,899	16,899
Total liabilities	4,479	4,479
Redeemable convertible preferred stock	4,079	—
Total shareholders’ equity	$8,341	$12,420

RISK FACTORS

You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. If any of the following risks actually occur, we may be unable to conduct our business as currently planned and our financial condition and operating results could be seriously harmed. In addition, the trading price of our common stock could decline due to the occurrence of any of these risks, and you may lose all or part of your investment. Please read “Forward-Looking Statements.”

Risks Related to Our Business

We have a limited operating history, our business model is new and evolving and our future operating results are unpredictable.

We were formed in May 1999 and therefore have a limited operating history upon which to evaluate our operations and future prospects. There is little significant historical basis to assess how we will respond to competitive, economic or technological challenges. Our business and prospects must be considered in light of the risks and uncertainties frequently encountered by companies in the early stages of development.

The success of our business model depends on our ability to attract new and retain existing agent customers and to efficiently generate leads from consumers visiting our web sites. Any failure to execute this strategy could harm our business. Our business model is relatively new and unproven and is still evolving. For example, we originally sold leads generated by visits to our HouseValues site to agent customers under an exclusive territory sales model, pursuant to which an agent customer received on an exclusive basis every lead we generated in his or her designated territory. We transitioned from the exclusive territory sales model in the second quarter of 2004, and began selling bundles of exclusive leads to one or more agent customers in a specific geographic area. If our agent customers are unsatisfied with this shift in our sales model, or with other changes we make as our business evolves, they may choose not to extend their contracts for our products and services.

We expect that we will continue to increase our expenses, in particular within sales and marketing, as we seek to expand our business. We cannot assure you that our strategies for growth will be successful or that our revenues will increase sufficiently to maintain our current margins or profitability on a quarterly or annual basis.

Our operating results are subject to fluctuations that may cause our stock price to decline.

Our operating results have fluctuated in the past and are likely to continue to do so in the future. Our revenues are unpredictable and may fluctuate from quarter to quarter due to changes in rates of agent customer adoption and retention, the cyclical nature of the real estate industry, variability in interest rates and other factors outside of our control. In addition, our expenses may fluctuate from quarter to quarter due to, among other factors, the timing of sales and marketing campaigns. We believe that period-to-period comparisons of our past operating results may not be good indicators of our future performance and should not be relied on to predict the future performance of our stock price. For example, we launched our JustListed.com business in January 2004 and experienced rapid revenue growth in the first two quarters of 2004 as a result. We do not expect that we will be able to sustain this revenue growth rate in future quarters as our business matures and the rate of customer growth declines.

It is possible that in the future our operating results will not meet the expectations of securities analysts or investors, causing the market price of our common stock to decline. In the past, companies that have experienced decreases in the market price of their stock have been subject to securities class action litigation. A securities class action lawsuit against us could result in substantial costs and divert our management’s attention from other business concerns.

We may be unable to compete successfully with our current or future competitors.

We operate in a highly competitive environment and expect that competition will continue to be intense. The barriers to entry in our industry are low, making it possible for current or new competitors to adopt certain aspects of our business model, thereby reducing our ability to differentiate our services. All of our services, including online lead generation, online prospect management and agent coaching and training are provided separately by other companies, and it is possible that one or more of these companies, or a new market entrant, could adopt a business model that competes directly with us.

Our current and potential competitors include:

Traditional sellers of advertising to real estate agents.    We compete with traditional sellers of advertising, including local and regional newspapers, local magazines, and “rack” publications advertising homes for sale, for a share of the marketing dollars that residential real estate agents spend to attract prospective home buyers and sellers. Real estate agents may continue to view traditional advertising sources as the most effective means to reach prospective home buyers and sellers, leading to a lack of demand for our services. If we fail to persuade these agents to spend marketing dollars on our services, our business and operating results will suffer.

Internet media companies.    We compete with large Internet media companies, such as AOL, Google, MSN and Yahoo! for residential real estate agents’ marketing dollars. Some of the large Internet media companies are currently developing enhanced search products, including search products that would allow a user to find real estate related search results in a specific city or geographic area. If their existing or new products become a cost-effective way for real estate agents to generate leads, these products may become an attractive alternative to our services, which could decrease demand for our services or increase our online lead generation costs. Additionally, these companies, on which we rely in part for our own advertising and lead generation needs, may develop or acquire products and services that compete directly with our products and services.

Online companies focused on real estate.    We compete with a variety of online marketing and lead generation companies that focus exclusively on the real estate industry. Such companies include HomeGain, Homes.com, Homestore, ServiceMagic and IAC/InterActiveCorp and its LendingTree business, which includes Domania.com and RealEstate.com, all of which have established web sites and compete or may compete for real estate agent advertising expenditures.

In addition, consolidation driven by online service providers involved in the real estate industry and Internet media companies could create more potent competitors. For instance, IAC/InterActiveCorp recently announced an agreement to acquire ServiceMagic, an online home services marketplace. Increased consolidation among online service providers in the residential real estate industry could result in additional competitors that have significantly greater resources or greater brand recognition than we do, and that are able to provide a broader and more attractive suite of products to real estate agents than we can.

Real estate brokerage firms.    Some real estate brokerage firms currently offer services similar to ours, and in the future these firms and other brokerage firms may become direct competitors. A significant percentage of residential real estate agents are affiliated with large national or regional brokerage firms. If these brokerage firms, or smaller independent brokerage firms, decide to provide their agents with a service offering or suite of service offerings similar to ours at a lower cost or free of charge, or if they attempt to restrict the ability of their agents to use our services, demand for our services by real estate agents could decrease.

Many of our existing and potential competitors have longer operating histories, greater name recognition, greater technological capabilities and greater financial, sales, marketing and human resources than we do. These competitors could:

•	develop products or services that are as effective as or superior to our products and services or that achieve greater market acceptance than do our products and services;

•	devote greater resources to marketing or selling their products or services;

•	make more attractive offers to potential agent customers or otherwise more effectively attract real estate agents;

•	withstand price competition more successfully than we can;

•	provide services similar to ours at no additional cost by bundling them with their other product and service offerings;

•	make more attractive offers to existing and potential employees than we do;

•	more effectively negotiate third-party arrangements; and

•	take advantage of investments, acquisitions or other opportunities more readily than we can.

Any failure to increase the number of our customers would harm our business.

Our growth depends in large part on increasing the number of our agent customers. However, prospective agent customers may not be familiar with our products and services and may be accustomed to using traditional methods of advertising and marketing. To attract more customers, we must convince real estate agents to spend a portion of their advertising and marketing budgets on our products and services. We cannot assure you that we will be successful in continuing to acquire more agent customers or that our future sales efforts will be effective. We may reach a point at which we have attempted to sell our services to the majority of residential real estate agents; if this occurs, our ability to further increase the number of agent customers could be limited.

Any failure to retain agent customers could harm our business.

Our ability to retain agent customers will depend, in part, on our ability to generate leads from prospective home buyers and sellers in quantities demanded by our customers. In addition, our success will depend on our ability to enhance our existing products and services, develop new technologies that address the increasingly sophisticated and varied needs of agent customers, respond to technological advances and emerging industry standards and practices in a timely manner and on a cost-effective basis. Our customer contracts require us to deliver a guaranteed minimum number of leads per month to each agent customer. We occasionally fail to deliver the number of leads we are required to deliver to a customer in a given month. If we regularly fail to deliver the number of leads we are required to deliver to a customer, that customer will likely become dissatisfied with our services. In addition, if we do not maintain adequate technical support levels, or continue to improve the ease of use, functionality and features of our Market Leader prospect management system, agent coaching and training offerings, or if agent customers are dissatisfied with the quality of the leads that we provide, our agent customers may choose not to extend their contracts for our products and services.

We experience high turnover of agent customers and have a limited ability to predict the rate of contract extensions.

There is a high level of agent turnover within the residential real estate industry and within our customer base. Our customer contracts typically have an initial term of six or twelve months, with automatic one-month extensions unless terminated by either party. In the past we have experienced high termination rates by customers after the expiration of the initial contract term. We cannot accurately predict customer retention rates. In particular, we recently launched our JustListed service in January 2004. Because many of our customers that use this service are still in their initial contract terms, it is too early for us to predict customer retention rates for this service. If our customer retention rate declines, our revenue will decline and our business will suffer.

We have experienced rapid growth which we may not be able to successfully manage.

We have experienced rapid growth in our revenues, expenses and employee headcount. Since October 2003, we have added a number of key managerial, technical and operations personnel, including our Chief Financial Officer and Vice President of Sales, and we expect to add additional key personnel in the near future. In addition, our overall employee base has grown from 107 employees as of December 31, 2002 to 205 employees as of June 30, 2004. This expansion has placed, and is expected to continue to place, a significant strain on our managerial, operational and financial resources.

To manage the anticipated continued growth of our operations and personnel, we will need to further expand our finance, accounting, administrative, sales and operations staff. We cannot assure you that management will be able to hire, train, retain, motivate and manage required personnel. In addition, we intend to move our headquarters in the near future as a result of our growth, which could divert the attention of management and our employees from other business concerns and cause other disruptions in our business. If we are unable to manage growth effectively, our business could be harmed.

We rely almost entirely on advertising to generate leads for agent customers.

We rely on advertising to attract prospective home buyers and sellers to our web sites and to generate leads. We advertise primarily through online media and television commercials.

Risks associated with online advertising.    We rely on online media to attract a significant percentage of the prospective home buyers and sellers visiting our web sites. Prices for online advertising could increase as a result of increased demand for advertising inventory, which would cause our expenses to increase and could result in lower margins. Our advertising contracts with online search engines are typically short-term. If one or more search engines on which we rely for advertising modifies or terminates its relationship with us, our expenses could increase, the number of leads we generate could decrease and our revenues or margins could decline.

Risks associated with television advertising.    Television advertising rates depend on a number of factors, including the strength of the national economy and regional economies and the strength of certain industries that advertise frequently. Advertising rates are also subject to cyclical and seasonal fluctuations; for example, rates tend to be higher in election years and during the Olympics. If television advertising prices increase significantly, in the absence of more efficient ways to generate leads, our marketing expenses will also increase, which would harm our results of operations.

As the number of leads that we are required to deliver has increased, we have increased the levels of advertising to meet those requirements. To date, increases in advertising have resulted in increases in leads. However, we cannot assure you that future increases in advertising will result in increases in leads. If the effectiveness of our advertising declines, our business will suffer.

Our business depends on the real estate industry, which is cyclical.

The success of our business depends on the health of the residential real estate market, which historically has been subject to economic cycles. Although the real estate market in the United States generally has experienced sustained growth in the past few years, an economic slowdown or recession, adverse tax policies, lower availability of credit, increased unemployment, lower consumer confidence, lower wage and salary levels, war or terrorist attacks or the public perception that any of these conditions may occur could decrease demand for residential real estate. Trends in the real estate industry are unpredictable; therefore, our operating results, to the extent they reflect changes in the broader real estate industry, may be subject to significant fluctuations.

A sustained increase in interest rates could result in decreased use of our services by prospective home buyers and sellers and real estate agents.

The amount of a homeowner’s monthly mortgage payment is significantly dependent on interest rate levels. Interest rates have begun to rise from their recent historical lows and many economists predict that interest rates will continue to rise in the near future. Increases in interest rates could make housing less affordable and negatively affect the housing market, which could decrease consumer interest in the services offered through our web sites. A decrease in demand for residential real estate or a decrease in housing affordability could result in a decrease in the number of active real estate agents and a decrease in the amount these agents are willing to spend on products and services such as ours.

Our business depends on the continued adoption and use of the Internet and email by real estate agents.

Our business model relies on the adoption and ongoing use of the Internet and email by real estate agents. We believe many real estate agents still rely primarily on other forms of communication, such as telephones, mobile phones, fax machines and mail service, to communicate with clients. Although we believe many agents have begun to use the Internet and email in their businesses, a broader population of real estate agents must adopt these communication tools for us to expand our business and increase our revenues.

Prospective home buyers and sellers may be reluctant to sign up for our services due to general privacy concerns.

Concern among prospective home buyers and sellers regarding our use of personal information collected on our web sites, such as email addresses, home addresses and geographic preferences, could keep them from using our web sites and thereby reduce the number of leads we generate. Industry-wide events or events with respect to our web sites, including misappropriation of third-party information, security breaches, changes in industry standards, regulations or laws, or adverse judicial determinations, could deter people from using the Internet or our web sites to conduct transactions that involve the transmission of confidential information, which could harm our business.

We collect personally identifiable information from prospective home buyers and sellers and evaluate the use of our Market Leader prospect management system by agent customers, which could result in additional costs or claims.

We rely on the collection, use and disclosure of personal and other information from prospective home buyers and sellers and from agent customers to conduct our business. We disclose our information collection and dissemination practices in a published privacy statement on our web sites, which we may modify from time to time to meet operational needs or changes in the law or industry best practices. We may be subject to legal claims, government action and damage to our reputation if we act or are perceived to be acting inconsistently with the terms of our privacy statement, customer expectations or the law. In addition, concern among real estate agents or potential home buyers or sellers about our privacy practices could keep them from using our services and require us to alter our business practices or incur significant expenses to educate them about how we use this information.

The value of our products and services could be diminished if anti-spam software filters out emails we send.

Our Market Leader prospect management system includes a feature that automatically sends out personalized email messages to prospective home buyers and sellers on behalf of agent customers. In addition, we send a large amount of email to real estate agents as part of our agent customer acquisition strategy. In the past, anti-spam software used by Internet service providers and personal computer users has filtered out these email messages as unsolicited email, or “spam.” If this problem persists or becomes more pervasive, the value of our Market Leader system to agent customers, and our ability to attract new agent customers could be reduced, both of which would harm our business.

Our JustListed service is enhanced by our access to real estate multiple listing services provided by third parties that we do not control.

In selected markets, we provide JustListed agent customers with a feature that allows them to automatically email their prospective clients information about newly available homes that meet the prospective clients’ criteria. This automated feature works only in markets in which our subsidiary, Soar Solutions, has a relationship with the local multiple listing service, or MLS. Listings must be sent manually by an agent customer in markets in which Soar Solutions does not have MLS relationships. Soar Solutions’ agreements with MLSs to display property listings have short terms, or can be terminated by the MLSs with little notice. The success of our JustListed service depends in part on our continued ability to provide agent customers with an automated listing email tool and our ability to expand access to the tool in markets in which it is not currently available.

Decreases in agent acquisition or retention may not be immediately reflected in our operating results.

The effect of significant decreases in the number of active agent customers may not be fully reflected in our results of operations until future periods. Much of the revenue we report in each quarter is from agreements entered into during previous quarters. Consequently, a decline in new customer contracts or an increase in cancellations in any one quarter will not necessarily be fully reflected in the revenue reported in that quarter and may negatively affect our revenue in future quarters. In addition, we may be unable to adjust our cost structure in a timely manner to reflect these reduced revenues.

If we fail to comply with the various laws and regulations that govern the real estate industry, our business may be harmed.

Our business is governed by various federal, state and local laws and regulations governing the real estate industry, including the Real Estate Settlement Procedures Act (RESPA), the Fair Housing Act, state and local real estate broker licensing laws, federal and state laws prohibiting unfair and deceptive acts and practices, and federal and state advertising laws. We may not have always been and may not always be in compliance with each of these requirements. Failure to comply with these requirements may result in, among other things, revocation of required licenses, indemnification liability to contract counterparties, class action lawsuits, administrative enforcement actions and civil and criminal liability.

Due to the geographic scope of our operations and the nature of the services we provide, we may be required to obtain and maintain real estate brokerage licenses in certain states in which we operate. In connection with such licenses, we are required to designate individual licensed brokers of record. Currently, we maintain a real estate brokerage license in the state of Washington and intend to obtain licenses in other states that we determine are necessary for our business. If in the future a state agency were to determine that we are required to obtain a real estate brokerage license in that state in order to receive payments or commissions from real estate agents, or if we lose the services of a designated broker, we may be subject to fines or legal penalties or our business operations in that state may be suspended until we obtain the license or replace the designated broker. Any failure to comply with applicable laws and regulations may limit our ability to expand into new markets or continue to operate in one or more of our current markets.

Changes in real estate laws and regulations and the rules of industry organizations could harm our business.

States, regulatory organizations and industry participants could enact legislation, regulatory or other policies in the future that could restrict our activities or significantly increase our compliance costs. Moreover, the provision of real estate-related services over the Internet is a new and evolving business, and legislators, regulators and industry participants may advocate additional legislative or regulatory initiatives governing the conduct of our business. If new laws or regulations are adopted, we may be subject to additional legal requirements and incur significant compliance costs, and we could be precluded from certain activities. In addition, federal banking regulators have proposed to include real estate brokerage as an activity that is “financial in nature,” a definitional change that would permit major financial institutions to enter the real estate brokerage business. Because national banks are already explicitly permitted to engage in web-linking activities, if this proposal is finalized, we could face competition from significant, well-capitalized competitors.

We may be limited in the way in which we market our business or generate revenue by federal law prohibiting referral fees in real estate transactions.

RESPA generally prohibits the payment or receipt of fees or any other thing of value for the referral of business related to a residential real estate settlement service, including real estate brokerage services. RESPA also prohibits fee shares or splits or unearned fees in connection with the provision of residential real estate settlement services. Notwithstanding these prohibitions, RESPA expressly permits payments pursuant to cooperative brokerage and referral arrangements or agreements between real estate agents and brokers. In addition, RESPA permits payments for goods or facilities furnished or for services actually performed, so long as those payments bear a reasonable relationship to the market value of the goods or facilities furnished or the services performed, excluding the value of any referrals that may be provided in connection with such goods, facilities or services. Failure to comply with RESPA may result in, among other things, administrative enforcement actions, class action lawsuits, and civil and criminal liability.

There has been limited guidance by the appropriate federal regulator or the courts regarding the applicability of RESPA to online marketing relationships or real estate services, such as those we provide. Nonetheless, RESPA may restrict our ability to enter into marketing and distribution arrangements with third parties, particularly to the extent that such arrangements may be characterized as involving payments for the referral of residential real estate settlement service business. With respect to our business of procuring leads for real estate agents, we are licensed as a real estate broker in our home state of Washington and intend to obtain licenses in other states that we determine are necessary for our business.

Acquisitions we may undertake may be unsuccessful and may divert our management’s attention and consume significant resources.

We may selectively acquire other businesses, product lines or technologies. The successful execution of an acquisition strategy will depend on our ability to identify, negotiate, complete and integrate suitable acquisitions and, if necessary, to obtain satisfactory debt or equity financing. Acquisitions involve numerous risks, including the following:

•	difficulties in integrating the operations, technologies, and products of the acquired companies;

•	diversion of management’s attention from normal daily operations of the business;

•	inability to maintain the key business relationships and the reputations of acquired businesses;

•	entry into markets in which we have limited or no prior experience and in which competitors have stronger market positions;

•	dependence on unfamiliar affiliates and partners;

•	insufficient revenues to offset increased expenses associated with acquisitions;

•	reduction or replacement of the sales of existing products or services by sales of products or services from acquired lines of business;

•	responsibility for the liabilities of acquired businesses;

•	inability to maintain our internal standards, controls, procedures and policies; and

•	potential loss of key employees of the acquired companies.

In addition, if we finance or otherwise complete acquisitions by issuing equity or convertible debt securities, our existing shareholders may be diluted. Mergers and acquisitions are inherently risky, and we cannot assure you that our acquisitions will be successful. Failure to manage and successfully integrate acquired businesses could harm our business.

We depend on key personnel and cannot assure you that these employees will continue to stay with us.

We depend on our senior executive officers as well as key sales, technology and other personnel. We employ our executives and key employees on an at-will basis, even if they have employment contracts with us. Furthermore, although we have purchased a key-person life insurance policy for our Chief Executive Officer, we have not purchased key-person life insurance policies for any of our other executive officers or key personnel. Competition for qualified employees is intense in our industry, and the loss of qualified employees, or an inability to attract, retain and motivate additional highly skilled employees required for the expansion of our activities, could harm our business.

We rely on our sales force to sell our products and services and increase revenue. Failure to attract and provide incentives for qualified sales personnel may harm our business.

Our sales force has grown rapidly since inception and we expect our sales force to continue to expand as our business grows. We have high productivity standards for our sales personnel, which in the past has resulted in relatively high turnover. This turnover has required us to expend a substantial amount of time and money to replace sales persons as we expand our business. Competition for qualified sales personnel is intense. Any failure to attract, retain and motivate a sufficient number of qualified sales personnel could impair our ability to generate new customers, which would harm our business.

Our business could be harmed by the actions of third parties over whom we have little or no control.

Prospective home buyers and sellers could make a claim against us for the actions of an agent customer over whom we have little or no control. We may also be liable for content provided by agent customers that is posted on or disseminated through our web sites. Our insurance may not be adequate to cover us for these liabilities, and, to the extent not covered by insurance, these liabilities could reduce our margins and harm our business.

Our brand could be harmed if agent customers do not provide quality service to prospective home buyers and sellers.

We rely on agent customers to promote our brand by providing high-quality service to prospective home buyers and sellers. Although we endeavor to train and provide tools to agent customers that are intended to aid them in achieving client satisfaction, we have little control over the activities of these persons. If these agent customers do not provide prospective home buyers and sellers with high-quality service, our brand value and our ability to generate leads may diminish.

Any efforts to expand into new lines of business may not be successful, or may take longer than expected to complete.

We may explore new opportunities to expand our business into areas in which we currently do not have experience. If pursued, these initiatives may not be successful or the anticipated benefits may take longer to realize than expected. In addition, we have limited experience in many of these areas, which may result in errors in the conception, structure or implementation of a strategy to take advantage of available opportunities. We cannot assure you that any expansion efforts will result in successful products or services.

Our operating results may be subject to seasonality and may vary significantly among quarters during a calendar year.

We are subject to seasonal fluctuations in advertising rates and lead generation. Changing consumer behavior at various times throughout the year affects our advertising expenses. Television advertising is generally more expensive in the second and fourth calendar quarters in connection with network premieres and finales and the holiday season.

While individual markets vary, real estate transaction activity tends to progressively increase from January through the summer months, and then gradually slows over the last quarter of the calendar year. The real estate industry generally experiences decreased activity toward the end of the year, which may result in slower lead generation and lower growth rates. To date, our quarterly revenue growth has masked any seasonality effects; however, seasonality may have a more pronounced effect on our operating results in the future. If seasonality occurs, investors may be unable to predict our annual operating results based on a quarter-to-quarter comparison of our operating results as our business matures.

We may in the future be subject to intellectual property rights claims.

Other companies, including our current or potential competitors, could make claims against us alleging infringement of their intellectual property rights. Any intellectual property claims, regardless of merit, could be time-consuming and expensive to litigate or settle, and could significantly divert management’s attention from other business concerns.

Our technologies and content may not be able to withstand third-party claims or rights against their use. If we were unable to successfully defend against such claims, we may have to pay damages, stop using the technology or content found to be in violation of a third party’s rights, seek a license for the infringing technology or content, or develop alternative noninfringing technology or content. If we are required to obtain a license for the infringing technology or content, it may not be available on reasonable terms, if at all. In addition, developing alternative noninfringing technology or content could require significant effort and expense. If we cannot license or develop technology or content for any infringing aspects of our business, we may be forced to limit our product and service offerings. Any of these results could reduce our ability to compete effectively and harm our business.

Our trademarks are important to our business. Other companies may own, obtain or claim trademarks that could prevent, limit or interfere with our use of trademarks. If we were unable to use these trademarks, our business would be harmed and we would need to devote substantial resources toward developing different brand identities.

Third parties may copy or otherwise obtain and use our proprietary information without authorization or develop similar technology independently.

We currently rely on a combination of copyright, trademark and trade secret laws and confidentiality procedures to establish and protect our proprietary rights. If we fail to successfully enforce our intellectual property rights, the value of our products and services could be diminished and our business may suffer. Our success depends in large part on our proprietary technology. We have not been issued any patents and have no pending patent applications. Accordingly, our intellectual property position is more vulnerable than it otherwise would be if it were protected by issued patents. Our success also depends on our continuing use of our trademarks. We may not receive approval of our various trademark applications, and any trademarks we may be granted may be successfully challenged by others or invalidated. If our trademark applications are not approved or if our trademarks are invalidated because of prior third-party registrations, our use of these marks could be restricted unless we enter into arrangements with these third parties, which might not be possible on commercially reasonable terms, if at all.

We regard substantial elements of our web sites, software products and applications and underlying technology as proprietary. Despite our precautionary measures, third parties may copy or otherwise obtain and use our proprietary information without authorization or may develop similar technology independently. We may not be able to detect such infringements or may lose any competitive advantage in the market before we do so. In addition, competitors may design around our technology or develop competing technologies substantially similar to ours. Unauthorized parties may attempt to disclose, obtain or use our technology. Our precautions may not prevent misappropriation of our intellectual property, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States. Any legal action that we may bring to protect our proprietary information could be unsuccessful and expensive and could divert management’s attention from other business concerns. Legal standards relating to the validity, enforceability and scope of protection of proprietary rights in Internet-related businesses are uncertain and evolving, and we cannot assure you of the future viability or value of any of our proprietary rights.

We may not be able to protect the web site addresses that are important to our business.

Our web site addresses, or domain names, are important to our business. However, the regulation of domain names is subject to change. We may not be able to obtain or maintain relevant domain names for all the areas of our business. It also may be difficult for us to prevent third parties from acquiring domain names that are similar to ours, that infringe our trademarks or that otherwise decrease the value of our brands.

Increased government regulation of the Internet could force us to change the manner in which we conduct our business.

The adoption or modification of laws or regulations relating to the Internet could adversely affect the manner in which we currently conduct our business. In addition, the growth and development of the market for online commerce may lead to more stringent consumer protection laws that may impose additional burdens on us. Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. In addition, laws applicable to the Internet remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws, such as those governing intellectual property, privacy, libel and taxation, apply to the Internet. Changes in Internet laws and regulations could lead to situations in which we are considered to “operate” or “do business” in states where agent customers conduct their business, resulting in potential claims or regulatory action. If we are required to comply with new regulations or new interpretations of existing regulations, or if we are unable to comply with these regulations, our business could be harmed.

Changes in government regulation of advertising and customer solicitation could affect our business.

We rely on various marketing channels, such as email and other telecommunications means, to reach real estate agents and prospective home buyers and sellers. The laws governing marketing and advertising continue to evolve and we may be subject to restrictions that limit our ability to continue to operate or expand our business and result in legal claims or government action. For example, several jurisdictions have recently proposed or adopted privacy-related laws that restrict or prohibit unsolicited email, commonly known as “spam,” and that impose significant monetary penalties for violations. One of these laws, the CAN-SPAM Act of 2003, or CAN-SPAM, became effective in the United States on January 1, 2004. CAN-SPAM imposes complex and often burdensome requirements in connection with sending commercial email. The language of CAN-SPAM contains ambiguities. In addition, certain implementing rules have not yet been promulgated, and key provisions of CAN-SPAM have yet to be interpreted by the courts. Depending on how it is interpreted, CAN-SPAM may impose burdens on our email marketing practices and affect features of our Market Leader system and other products and services we offer or may offer. In addition, states continue to pass legislation regulating email communications and Internet advertising. Some provisions of these laws are ambiguous and have not been interpreted by the courts. These laws may adversely affect our ability to market our products and services to real estate industry participants in a cost-effective manner and the violation of these laws may result in penalties or damage our reputation.

Our sales activities are or may in the future be subject to laws regulating telemarketing, which could subject us to penalties or limit our ability to market our services.

Both federal and state laws regulate the practice of telemarketing. All 50 states have enacted some form of telemarketing law. In particular, the federal government and a significant number of states have implemented “do not call” lists. In addition, a number of states require telemarketers to register with the state and post a bond, prohibit automated systems and recorded messages, impose disclosure requirements upon sales calls and require written sales contracts for certain telemarketing transactions. We may be subject to certain of these laws and are currently in the process of filing telemarketing registrations in certain states. Our failure to register in a jurisdiction where we are required to do so could subject us to penalties, limit our ability to market our services and hamper our ability to enforce contracts in these jurisdictions.

We may have to pay additional state taxes on our revenues for past years and for future periods.

We are currently the subject of an audit by the Washington State Department of Revenue. There is a risk that the state of Washington may assess business and occupation or other taxes on all or a portion of our revenues for certain periods. We believe that we have adequately accrued for such exposure; however, our reserve may prove to be inadequate. Depending on the outcome of the audit and our challenges to it, if any, we may be required to pay past taxes, as well as possible additional penalties and interest.

Any failure of our technology to perform satisfactorily could result in lost revenue, damage to our reputation and expenditure of significant resources.

Our technology is relatively new and complex and may in the future be subject to errors, defects or performance problems. In addition, we may encounter problems when we update our technology to expand and enhance its capabilities. Our technology may malfunction or suffer from defects that become apparent only after further use. Furthermore, our services could be rendered unreliable or be perceived as unreliable by agent customers or prospective home buyers and sellers. In such instances, we would need to expend significant resources to address these problems, and may nonetheless be unable to adequately remedy these problems. These problems could result in lost revenue and damage to our reputation.

Sustained or repeated system failures could significantly impair our operations and lead to customer dissatisfaction.

The continuous and uninterrupted performance of our systems is critical to our success. Our operations depend on our ability to protect these systems against damage from fire, power loss, water, earthquakes, telecommunications failures, viruses, vandalism and other malicious acts and similar unexpected adverse events. Agent customers and prospective home buyers and sellers may become dissatisfied by any system failure that interrupts our ability to provide our services to them.

Our services substantially depend on systems provided by third parties, over whom we have little control. Interruptions in our services could result from the failure of telecommunications providers and other third parties to provide the necessary data communications capacity in the time frame required. Our operations depend on our ability to maintain and protect our computer systems, located at our headquarters in Bellevue, Washington and at a co-location facility operated by a third party in Seattle, Washington. We depend on these third-party providers of Internet communication services to provide continuous and uninterrupted service. We also depend on Internet service providers that provide access to our services. Any disruption in the Internet access provided by third-party providers or any failure of third-party providers to handle higher volumes of user traffic could harm our business.

Our reputation and customer service offerings may be harmed by security breaches.

Unauthorized computer programmers, or hackers, may attempt to penetrate our network security from time to time. Although we have not experienced any material security breaches to date, a hacker who penetrates our network security could misappropriate proprietary information or cause interruptions in our services. We might be required to expend significant capital and resources to protect against, or to alleviate, problems caused by hackers. We also may not have a timely remedy against a hacker who is able to penetrate our network security. In addition to purposeful security breaches, the inadvertent transmission of computer viruses could adversely affect our systems and harm our business.

The state of California requires that customers who are residents of California be notified if a security breach results in the disclosure of their personal financial account or other information. Other states are considering such “notice” laws. In addition, other public disclosure laws may require that material security breaches be reported. While we have not had an incident to date, if such notice is required in the future, our business and reputation could be harmed.

If we do not have access to additional funds on acceptable terms, we may be unable to continue to expand our business or product and service offerings.

To pursue our current and future business plans, we may choose to seek additional funding through public or private financings, including equity financings, and through other arrangements. Poor financial results, unanticipated expenses or unanticipated opportunities that require financial commitments could give rise to additional financing requirements sooner than we expect. However, financing may be unavailable when we need it or may not be available on acceptable terms. If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our existing shareholders would be reduced and these securities might have rights superior to those of our common stock. If we are unable to raise additional funds when we need them, we may be required to delay, scale back or eliminate expenditures for some of our operations.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. Any inability to provide reliable financial reports or prevent fraud could harm our business. We are in the process of instituting changes to our internal procedures to satisfy the requirements of the Sarbanes-Oxley Act of 2002, which require management and our auditors to evaluate and assess the effectiveness of our internal controls. Implementing these changes may take a significant amount of time and may require specific compliance training of our directors, officers and other personnel. We are continuing to evaluate and, where appropriate, enhance our policies, procedures and internal controls. If we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we could be subject to regulatory scrutiny and investors could lose confidence in the accuracy and completeness of our financial reports. We cannot assure you that we will be able to complete the work necessary to fully comply with the requirements of the Sarbanes-Oxley Act or that management or our auditors will conclude that our internal controls are effective.

Accounting for employee stock options using the fair value method could significantly reduce our net income.

On March 31, 2004, the Financial Accounting Standards Board (FASB) issued an Exposure Draft, Share-Based Payment: an amendment of FASB Statements No. 123 and 95, which would require a company to expense the fair value of stock options and other stock-based compensation to employees beginning in 2005 and subsequent reporting periods. Currently, we record deferred stock-based compensation to the extent that the reassessed value for accounting purposes of the stock on the date of grant exceeds the exercise price of the option. We recognize compensation expense as we amortize the deferred stock-based compensation amounts on a straight-line basis over the related vesting periods. If we had used the fair value method of accounting for stock options granted to employees prior to June 30, 2004 using a Black-Scholes option valuation formula, our net income would have been approximately $88,000 less than reported in the year ended December 31, 2003 and approximately $61,000 less than reported in the six months ended June 30, 2004. If we elect or are required to record an expense for our stock-based compensation plans using the fair value method as described in the Exposure Draft, we could have on-going accounting charges significantly greater than those we would have recorded under our current method of accounting for stock options. See note 1 of notes to our consolidated financial statements included in this prospectus for a more detailed presentation of accounting for stock-based compensation plans.

Risks Related to This Offering

There is no prior public market for our stock. Our stock price may be volatile and you may be unable to sell your shares at or above the offering price.

There previously has been no public market for our common stock. We cannot assure you that an active public market for our common stock will develop or be sustained after this offering. The initial public offering price for our shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of our common stock could be subject to wide fluctuations in response to many risk factors described in this section, and others beyond our control, including:

•	changes in financial estimates of our operating results by securities analysts;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us; and

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions, such as recessions, interest rate changes or international currency fluctuations, may negatively affect the market price of our common stock. In the past, many companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

Our existing shareholders have significant control of our management and affairs, which they could exercise against your best interests.

Following the completion of this offering, our executive officers, directors and certain significant shareholders, together with entities that may be deemed affiliates of or related to such persons or entities, will beneficially own an aggregate of approximately             % of our outstanding common stock. As a result, these shareholders, acting together, may be able to control our management and affairs and matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. Consequently, this concentration of ownership may have the effect of delaying or preventing a change of control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if such a change of control would benefit our other shareholders.

Because our initial public offering price will be substantially higher than the net tangible book value per share of our outstanding common stock, new investors will incur immediate and substantial dilution.

The initial public offering price will be substantially higher than the net tangible book value per share of common stock based on the total value of our tangible assets less our total liabilities immediately following this offering. Therefore, if you purchase common stock in this offering, you will experience immediate and

substantial dilution of approximately $             per share in the price you pay for our common stock as compared to its net tangible book value. Furthermore, investors purchasing common stock in this offering will own only             % of our shares outstanding even though they will have contributed             % of the total consideration received by us in connection with our sales of common stock. To the extent outstanding options to purchase common stock are exercised, there will be further dilution.

Following this offering, a substantial number of our shares of common stock will become available for sale in the public market, which may cause the market price of our stock to decline.

Sales of substantial amounts of our common stock in the public market following this offering could cause the market price of our common stock to decline. Upon completion of this offering, we will have              outstanding shares of common stock based on shares outstanding as of June 30, 2004, assuming exercise of all outstanding warrants, no exercise of the underwriters’ over-allotment option and no exercise of outstanding options after June 30, 2004. Of these shares, the              shares sold through the underwriters in this offering will be freely tradable without restriction, assuming they are not held by our affiliates. The remaining shares of common stock outstanding after this offering will be available for sale in the public market as follows:

•	shares 180 days after the date of this prospectus, subject to certain specified extensions and exceptions; and

•	shares periodically thereafter upon the expiration of one-year holding periods.

In addition, we intend to file one or more registration statements to register shares of common stock subject to outstanding stock options and common stock reserved for issuance under our 1999 Stock Incentive Plan and our 2004 Equity Incentive Plan. We expect these additional registration statements to become effective immediately upon filing.

Our management has broad discretion in the use of the net proceeds from this offering and may not use them effectively.

As of the date of this prospectus, we cannot specify with certainty the amounts we will spend on particular uses from the net proceeds we will receive from this offering. Although our management currently intends to use the net proceeds in the manner described in “Use of Proceeds,” it will have broad discretion in the application of the net proceeds. The failure by our management to apply these funds effectively could adversely affect our ability to continue to maintain and expand our business.

Antitakeover provisions of our articles of incorporation and bylaws may prevent an acquisition of HouseValues.

Our articles of incorporation contain provisions, such as undesignated preferred stock and prohibitions on cumulative voting in the election of directors, which could make it more difficult for a third party to acquire us without the consent of our board of directors. In addition, our board of directors and shareholders have approved amendments to our articles of incorporation that, upon completion of this offering, will provide for a staggered board of directors, removal of directors only for cause and two-thirds shareholder approval of certain types of business transactions and will restrict the ability of shareholders to amend the bylaws and fill board vacancies. Furthermore, our bylaws require advance notice of shareholder proposals and nominations and impose restrictions on the persons who may call special shareholder meetings. These provisions, along with certain provisions of Washington state law that regulate the takeover of Washington businesses, may have the effect of delaying or preventing a change of control of our company even if this change of control would benefit our shareholders. See “Description of Our Capital Stock.”

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in “Risk Factors.” These factors may cause our actual results to differ materially from any forward-looking statement.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results or to changes in our expectations.

USE OF PROCEEDS

We estimate that the net proceeds to HouseValues from the sale of the shares of common stock that we are selling in this offering will be approximately $             million, after deducting estimated underwriters’ discounts and commissions and estimated offering expenses and assuming an initial public offering price of $             per share. If the underwriters’ over-allotment option is exercised in full, we estimate that the net proceeds to HouseValues will be approximately $             million. We will not receive any portion of the net proceeds received by the selling shareholders from the sale of their shares.

The principal purposes of this offering are to create a public market for our common stock and facilitate our access to the public capital markets. We intend to use the net proceeds from this offering for expansion of our operations through the development of additional products and services, capital expenditures, working capital and general corporate purposes. If the opportunity arises, we may use a portion of the net proceeds from this offering to acquire or invest in businesses, products or technologies that are complementary to our own. We are not currently a party to any agreements or commitments, and we have no current understandings with respect to any acquisitions.

Management’s plans for the proceeds of this offering are subject to change due to unforeseen events and opportunities, and the amounts and timing of our actual expenditures depend on several factors, including our expansion plans and the amount of cash generated or used by our operations. We cannot specify with certainty the particular uses for the net proceeds to be received upon completion of this offering. Accordingly, our management team will have broad discretion in using the net proceeds of this offering. Pending the use of the net proceeds, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing instruments.

DIVIDEND POLICY

On March 20, 2003, we paid a cash dividend in the aggregate amount of $3 million, or $0.1645 per share, to holders of record of our outstanding capital stock as of March 6, 2003, distributed on a pro rata basis.

We do not anticipate paying additional cash dividends on our capital stock in the foreseeable future and intend to retain all available funds and any future earnings for use in the operation and expansion of our business.

CAPITALIZATION

The following table summarizes our capitalization as of June 30, 2004:

•	on an actual basis;

•	on a pro forma basis reflecting conversion of all outstanding shares of our Series A and Series B convertible preferred stock on a one-for-one basis into an aggregate of 6,787,688 shares of common stock immediately prior to the completion of this offering; and

•	on a pro forma as adjusted basis reflecting the conversion of our Series A and Series B convertible preferred stock, the exercise of outstanding warrants and the receipt by us of the net proceeds from the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the information in this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus.

	As of June 30, 2004
	Actual	Pro Forma	Pro Forma as Adjusted
		(unaudited)
	(in thousands, except share data)
Redeemable convertible preferred stock:
Series A convertible preferred stock, par value $0.001 per share, 4,000,000 shares authorized, 4,000,000 actual shares issued and outstanding as of June 30, 2004; no shares issued and outstanding, pro forma and pro forma as adjusted	$1,888	$—	$
Series B convertible preferred stock, par value $0.001 per share, 3,750,000 shares authorized, 2,787,688 actual shares issued and outstanding as of June 30, 2004; no shares issued and outstanding, pro forma and pro forma as adjusted	2,191	—

Shareholders’ equity:
Common stock, par value $0.001 per share, 40,000,000 shares authorized, 11,986,435 actual shares issued and outstanding as of June 30, 2004; 18,774,123 shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	1,808	5,887
Deferred stock-based compensation	(504)	(504)
Notes receivable from shareholders	(61)	(61)
Retained earnings	7,098	7,098

Total shareholders’ equity	8,341	12,420

Total capitalization	$12,420	$12,420	$

The number of shares in the table above excludes:

•	an aggregate of 4,480,655 shares of common stock subject to outstanding options under our 1999 Stock Incentive Plan as of June 30, 2004, with a weighted average exercise price of $1.51 per share;

•	an additional 78,554 shares of common stock reserved for issuance upon exercise of options that as of June 30, 2004 were available for grant under our 1999 Stock Incentive Plan;

•	an additional 500,000 shares of common stock reserved in July 2004 for issuance upon exercise of options under our 1999 Stock Incentive Plan; and

•	an aggregate of 1,500,000 shares of common stock initially reserved for issuance under our 2004 Equity Incentive Plan, adopted in August 2004 and containing provisions that automatically increase its share reserves each year, as more fully described in “Management — Stock-Based Plans.”

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our net tangible book value as of June 30, 2004 was $6.7 million, or $0.56 per share of common stock. Our pro forma net tangible book value as of June 30, 2004 was $10.8 million, or $0.57 per share of common stock. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding after giving effect to the conversion of all of our outstanding Series A and Series B convertible preferred stock into an aggregate of 6,787,688 shares of our common stock. After giving effect to the issuance and sale by us of          shares of our common stock in this offering at the assumed initial public offering price of $         per share, after deducting the underwriting discounts and commissions and our estimated offering expenses, and assuming exercise of warrants to acquire an aggregate of 666,668 shares of common stock, our pro forma as adjusted net tangible book value as of June 30, 2004 would have been $         million, or $         per share. This represents an immediate increase in net tangible book value of $         per share to our existing shareholders and an immediate dilution of $         per share to our new investors purchasing shares of common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Net tangible book value per share as of June 30, 2004	$0.56
Increase per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

The following table sets forth as of June 30, 2004, on a pro forma as adjusted basis, the difference between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by existing shareholders, and the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by investors purchasing shares in this offering, based on an assumed initial public offering price of $             per share and before deducting estimated underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
	(in thousands, except percentage and per share data)
Existing shareholders	19,441		$5,042			$0.26
New investors

Total		100%		$100%	$

The tables and calculations above are based on the number of shares of common stock outstanding as of June 30, 2004 and exclude:

•	an aggregate of 4,480,655 shares of common stock subject to outstanding options under our 1999 Stock Incentive Plan as of June 30, 2004, with a weighted average exercise price of $1.51 per share;

•	an additional 78,554 shares of common stock reserved for issuance upon exercise of options that as of June 30, 2004 were available for grant under our 1999 Stock Incentive Plan;

•	an additional 500,000 shares of common stock reserved in July 2004 for issuance upon exercise of options under our 1999 Stock Incentive Plan; and

•	an aggregate of 1,500,000 shares of common stock initially reserved for issuance under our 2004 Equity Incentive Plan, adopted in August 2004 and containing provisions that automatically increase its share reserves each year, as more fully described in “Management — Stock-Based Plans.”

To the extent these options are exercised, and to the extent we issue new options or rights under any stock compensation plans or issue additional shares of common stock in the future, new investors will experience further dilution. See note 12 of notes to our consolidated financial statements.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the selected consolidated financial data set forth below in conjunction with our consolidated financial statements, the notes to our consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus.

The consolidated statements of income data for the period from May 31, 1999 (inception) to December 31, 1999 and the year ended December 31, 2000, and the consolidated balance sheet data as of December 31, 1999, 2000 and 2001, have been derived from our audited financial statements that are not included in this prospectus. The consolidated statements of income data for each of the three years ended December 31, 2003 and for the six months ended June 30, 2004, and the consolidated balance sheet data as of December 31, 2002 and 2003 and June 30, 2004, have been derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statement of income data for the six months ended June 30, 2003 are derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. These consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and the notes thereto and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our results of operations and financial position for those periods. The pro forma net income per share data are unaudited and give effect to the conversion into common stock of our Series A and Series B convertible preferred stock from their dates of original issuance. Our historical results are not necessarily indicative of results to be expected for future periods.

	Period from May 31, 1999 (Inception) to December 31, 1999	Year Ended December 31,				Six Months Ended June 30,
		2000	2001	2002	2003	2003	2004
	(in thousands, except per share data)
Statements of Income Data:
Revenues	$87	$1,600	$11,224	$21,748	$25,103	$11,597	$20,473
Expenses:
Sales and marketing	51	2,419	6,336	11,031	11,485	4,919	9,352
Technology and product development	7	513	983	1,240	2,024	853	1,506
General and administrative	55	930	2,434	3,758	4,639	1,997	2,699
Depreciation and amortization of property and equipment	—	36	209	479	728	340	389
Amortization of intangible assets	—	5	12	15	298	8	381
Stock-based compensation	2	81	130	128	84	44	76

Total expenses	115	3,984	10,104	16,651	19,258	8,161	14,403

Income from operations	(28)	(2,384)	1,120	5,097	5,845	3,436	6,070
Interest income (expense) and other, net	0	(208)	30	65	72	36	41

Income before income tax expense (benefit)	(28)	(2,592)	1,150	5,162	5,917	3,472	6,111
Income tax expense (benefit)	0	0	(427)	1,758	2,143	1,258	2,148

Net income (loss)	(28)	(2,592)	1,577	3,404	3,774	2,214	3,963

Redeemable convertible preferred stock dividends	—	—	—	—	(1,138)	(1,138)	—

Net income available to shareholders	$(28)	$(2,592)	$1,577	$3,404	$2,636	$1,076	$3,963

Earnings per share:
Basic	$(0.00)	$(0.23)	$0.09	$0.19	$0.21	$0.10	$0.21

Diluted	$(0.00)	$(0.23)	$0.08	$0.17	$0.18	$0.08	$0.19

Pro forma basic					$0.21		$0.21

	December 31,					June 30, 2004
	1999	2000	2001	2002	2003
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$267	$1,084	$2,330	$6,071	$7,181	$13,161
Working capital	248	929	2,651	5,615	5,196	9,161
Restricted cash	—	—	—	—	400	275
Total assets	294	1,841	4,233	8,240	10,517	16,899
Total liabilities	35	390	876	1,261	2,562	4,479
Redeemable convertible preferred stock	285	3,990	4,185	4,185	4,185	4,079
Total shareholders’ equity (deficit)	$(26)	$(2,539)	$(828)	$2,708	$3,713	$8,341

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis by our management of our financial condition and results of operations in conjunction with our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in “Risk Factors.”

Overview

We provide an innovative marketing solution that enables residential real estate agents to capture and cultivate leads, and convert these leads into closed transactions. Our integrated offering combines leads generated from our HouseValues.com and JustListed.com web sites with our online prospect management system and personalized coaching and training to help agent customers increase lead conversion.

We were founded in May 1999 and began offering our HouseValues service in September 1999. During 2001 and 2002, we introduced our offering across various parts of the United States, targeting major metropolitan areas, and in January 2004 we launched our JustListed service. We have been profitable and cash flow positive since the second quarter of 2001.

Our revenues and customer base have grown rapidly in recent periods. The key factors that have influenced our growth in revenues and expenses are:

•	the expansion of our marketing efforts to include national television advertising in 2002 and online advertising in the fourth quarter of 2002, complementing our existing local television advertising;

•	the acquisition of Soar Solutions, Inc., a real estate services company, in June 2003;

•	the addition of key management personnel in 2003;

•	the expansion of our sales force in 2003 and 2004; and

•	the launch of our JustListed service in January 2004.

Our ability to increase revenues will depend primarily on our ability to increase the number of residential real estate agents who use our services. Accordingly, we intend to continue to make investments in sales and marketing and improve and expand our products and services.

How We Generate Revenues

We generate substantially all of our revenues by charging agent customers a monthly fixed fee for our suite of services, which includes a monthly bundle of exclusive leads on prospective home buyers or sellers, our Market Leader system and our coaching and training programs. These fees constituted substantially all of our revenues in 2001, 2002, 2003 and the six months ended June 30, 2004.

We base our fees on the number of leads that we commit to deliver to a particular customer and a number of local demographic factors. Monthly fees for our HouseValues and JustListed services from agent customers range from $99 for a single bundle of leads in a rural area to several thousand dollars for multiple bundles of leads in a major metropolitan area.

We originally sold leads generated by visits to our HouseValues.com web site to agent customers under an exclusive territory sales model, pursuant to which an agent customer received on an exclusive basis every lead that we generated in his or her designated territory. As our business evolved, we determined that we were frequently able to generate substantially more leads in specific territories than agent customers, who had exclusive rights to those territories, were able to service or were willing to pay for. As a result, in an effort to capitalize on more of the leads that we generate, in the second quarter of 2004, we transitioned from the exclusive territory sales model and began selling bundles of exclusive leads to one or more agent customers in a specific geographic area. We do not intend to sell leads under the exclusive territory sales model in the future, but have allowed, and intend to continue to allow, customers with exclusive territory contracts to maintain exclusive rights to our leads within their respective territories. While certain agent customers have expressed dissatisfaction with this shift in our sales model, to date, we have not observed any material negative revenue trends as a result of this shift in our sales model. However, due to the recent shift in the sales model, we may see a negative revenue impact in the future. Leads from JustListed.com have been sold as bundles of exclusive leads since the launch of the JustListed service in January 2004.

In June 2003, we acquired Soar Solutions. Although the primary purpose of this acquisition was to acquire a tool to enhance Market Leader, we also acquired certain vendor agreements and customer relationships. Soar Solutions’ primary service was called eMLS, which Soar Solutions sold to its customers for approximately $49 per month. Following the acquisition, we began providing the Soar Solutions product to our JustListed customers. We continue to provide this tool to Soar Solutions legacy customers under their original customer agreements.

The remainder of our revenue is derived from one-time set-up fees, the sale of HouseValues branded marketing collateral to agent customers, seminar attendance fees and penalties for early termination of agent customer contracts, none of which materially affects our operating results. These sources of revenues in the aggregate did not exceed 3% of our revenues for any period presented in this prospectus.

Our Expenses

The largest components of our expenses are personnel and marketing costs. Personnel expenses consist of salaries, benefits and incentive compensation for our employees, including commissions for sales people. These expenses are categorized in our statements of operations based on each employee’s principal function. Marketing expenses consist of programs designed to attract consumers and real estate agents to our services. The largest component of these expenses consists of advertising designed to increase the number of potential home buyers and sellers who visit our web sites.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Accordingly, our actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are described in note 1 of the notes to our consolidated financial statements, and of those policies, we believe that the accounting policies discussed below involve the greatest degree of complexity and exercise of judgment by our management. Accordingly, we believe the following policies are the most critical for understanding and evaluating our financial condition and results of operations.

Revenue Recognition

We deliver our services under written agreements with agent customers. We define an agent customer as a person who has agreed to pay us a monthly fee for our services. We bill substantially all of our customers by credit card at the beginning of the month in which we provide our services. In accordance with the provisions of SEC Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition, we recognize revenue when persuasive evidence of an agreement exists, delivery of products and services has occurred, the sales price is fixed or determinable and collectibility is probable. We deem that collectibility is probable when the agent customer’s credit card is authorized for payment by the credit card company. For agent customers who default on their payment obligations, we seek to collect internally or through a third-party collection agency. Any fees subsequently collected, including contract termination fees, are recognized as revenue at the time collected.

In certain instances we receive cash in advance for the services being rendered, which is primarily related to agent customer set-up fees. Set-up fees are deferred and recognized over the expected life of the agent customer contract.

New agent customers typically agree to initial terms of either six or twelve months, after which time contracts automatically continue on a month-to-month basis unless cancelled by either party. If an agent customer elects to terminate the contract during the initial term, a penalty equal to 50% of the total remaining fees owed is due. Our standard agent customer contract also requires agent customers to maintain certain service standards and participate in certain training and coaching sessions.

Our standard customer contract requires us to deliver a guaranteed average monthly volume of exclusive leads to each customer. Occasionally, we are unable to meet certain lead volume commitments to agent customers. For example, during the first half of 2004, we were unable to deliver approximately 3% of our total lead obligations to customers. At our discretion, we may provide the agent customer with a one-time or permanent discount on future services according to the terms of the contract and this has been our practice to date. In certain circumstances, we have recorded a revenue allowance when we have had reason to believe that these discounts could be material.

Stock-Based Expenses

We apply the intrinsic-value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, including Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion 25. Under this method, compensation expense related to employee stock options is recorded if, on the date of grant, the fair value of the underlying stock exceeds the exercise price.

There are two measures of value of our common stock that are relevant to our accounting for equity compensation relating to our compensatory equity grants:

•	The “board-determined value” is the per share value of our common stock determined by our board of directors at the time the board of directors makes an equity grant, taking into account a variety of factors, including, for example, our historical and projected financial results, comparisons with comparable companies, the various risks and uncertainties we face, the liquidity of our common stock and the recent common stock purchase and sale principally between Mark S. Powell, our Chairman, and William Blair Capital Partners VII, QP and William Blair Capital Partners VII, L.P., then unrelated third parties.

•	The “reassessed value” is the per share value of our common stock determined by us in hindsight solely for the purpose of financial accounting for employee stock-based compensation. The reassessed values for accounting purposes are determined based on a number of factors and methodologies, including comparisons of price multiples of our historical and forecasted earnings to certain public companies involved in the same or similar lines of business. Our revenues and earnings growth rates have contributed significantly to the increase in the reassessed values of our shares.

We have granted stock options at exercise prices equal to the value of the underlying stock as determined by our board of directors on the date of option grant. We record deferred stock-based compensation to the extent that the reassessed value of the stock at the date of grant exceeds the board-determined value.

Accounting for Intangible Assets and Goodwill

We accounted for the acquisition of Soar Solutions under the purchase method of accounting. We estimated the fair value of the purchased intangible assets based on an internal valuation. The intangible assets included vendor agreements and customer relationships. In connection with the acquisition of Soar Solutions, we entered into an earn-out arrangement equal to 5% of specified gross customer receipts, less certain expenses, through the quarter ending March 31, 2006, payable quarterly. Additionally, 200,000 shares of restricted stock subject to vesting and $525,000 were contingent upon achieving performance milestones. Earn-out payments associated with the Soar acquisition are accounted for as an increase in value of the purchased intangible assets up to a certain limit that was achieved in the second quarter of 2004. Future earn-out payments will adjust the amount of goodwill. Purchased intangible assets are amortized over their estimated useful lives of three to five years. Goodwill is not amortized; however, we assess goodwill for impairment on an annual basis.

The Impact of Seasonality and Cyclicality

The residential real estate and advertising markets are influenced by seasonality, as well as overall economic cycles. Although to date our results of operations have not been materially affected by these factors, this should not be viewed as indicative of the future impact that one or more of these factors may have on us.

Seasonality

While individual geographic markets vary, real estate transaction activity tends to progressively increase from January through the summer months, and then gradually slows over the last quarter of the calendar year. As a result, we tend to experience slower lead generation and agent customer adoption toward the end of the year. We are also subject to seasonal fluctuations in advertising rates and lead generation. Television advertising is generally more expensive in the second and fourth calendar quarters in connection with network premieres and finales and the holiday season. To date, our quarterly revenue growth has masked any seasonality effects. As our growth slows, seasonality may have a more pronounced effect on our operating results.

Cyclicality

The success of our business depends on the health of the residential real estate market, which historically has been subject to economic cycles. Although the residential real estate market in the United States generally has experienced sustained growth in the past few years, an economic slowdown or recession, adverse tax policies, lower availability of credit, increases in interest rates from their recent historic lows, increased unemployment, lower consumer confidence, lower wage and salary levels, war or terrorist attacks or the public perception that any of these events may occur could decrease demand for residential real estate. Trends in the real estate market are unpredictable; therefore our operating results, to the extent they reflect changes in the broader real estate industry, may be subject to fluctuation. Although none of these trends or events has had a material impact on our business to date, we have a limited operating history and it is possible that a significant change in one or more of these factors could have a negative impact on our business.

Typically, during downturns in housing markets, demand for residential real estate decreases and demand for the services of real estate agents similarly decreases. In such markets, the number of real estate agents could decline significantly as less successful agents leave the profession and fewer people seek to become real estate agents. A decline in the number of agent customers or a decrease in the amount they wish to spend on products such as ours could increase our agent customer acquisition costs and slow our revenue growth. In addition, a decline in the demand for housing could increase our lead generation costs and hurt our margins.

Results of Operations

The following table presents our historical operating results as a percentage of revenues for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
Consolidated Statements of Income Data:
Revenues	100%	100%	100%	100%	100%

Expenses:
Sales and marketing	56	51	46	43	46
Technology and product development	9	6	8	7	7
General and administrative	22	17	19	17	13
Depreciation and amortization of property and equipment	2	2	3	3	2
Amortization of intangible assets	0	0	1	0	2
Stock-based compensation	1	1	0	0	0

Total expenses	90	77	77	70	70

Income from operations	10	23	23	30	30

Interest and other income	0	0	0	0	0
Income tax expense (benefit)	(4)	8	9	11	11

Net income	14%	16%	15%	19%	19%

Comparison of Six Months Ended June 30, 2004 and 2003

Revenues

	Six Months Ended
	June 30, 2003	June 30, 2004	Increase	Percent Change
	(dollars in thousands)
Revenues	$11,597	$20,473	$8,876	77%

The increase in revenues was due primarily to an increase in the number of agent customers. This increase was attributable primarily to the January 2004 launch of our JustListed service.

We anticipate that revenues will not continue to increase in the future at the same rate as in previous periods, as the rate of customer growth declines. In addition, our average revenues per customer may decline in the future as our business matures.

Sales and Marketing

	Six Months Ended
	June 30, 2003	June 30, 2004	Increase	Percent Change
	(dollars in thousands)
Sales and marketing	$4,919	$9,352	$4,433	90%
Percentage of revenues	43%	46%

Sales and marketing expenses consist primarily of online and television advertising, as well as salaries, commissions and related expenses for our sales and marketing staff and agent success staff. Other expenses include agent customer referral fees, as well as public relations efforts and corporate communications.

The increase in sales and marketing expenses was due primarily to an increase in advertising costs to generate leads for a higher number of agent customers during this period. In addition, we increased the number of sales and marketing personnel by 60%.

We expect sales and marketing expenses to increase in absolute dollar amounts and as a percentage of revenues in the third and fourth quarters of 2004 as we experience the effects of higher television advertising costs during the U.S. presidential election, and in future periods to the extent that we continue to expand our business and generate more leads.

Technology and Product Development

	Six Months Ended
	June 30, 2003	June 30, 2004	Increase	Percent Change
	(dollars in thousands)
Technology and product development	$853	$1,506	$653	77%
Percentage of revenues	7%	7%

Technology and product development expenses consist primarily of salaries and related expenses for employees responsible for the research and development of new services, as well as maintenance and improvements to existing services. These expenses also include license fees, maintenance costs, Internet connectivity and hosting costs.

The increase in technology and product development expenses was due primarily to an increase in salary and related costs associated with an increase in headcount to assist in the launch of new services and the maintenance of our existing services and infrastructure.

We expect technology and product development expenses to increase in absolute dollar amounts and as a percentage of revenues as we hire more personnel and build the infrastructure required to support the development of new services.

General and Administrative

	Six Months Ended
	June 30, 2003	June 30, 2004	Increase	Percent Change
	(dollars in thousands)
General and administrative	$1,997	$2,699	$702	35%
Percentage of revenues	17%	13%

General and administrative expenses consist primarily of salaries and related expenses for executive, accounting, billing and human resources personnel. These costs also include credit card fees, insurance and professional fees, rent and related expenses. Professional fees primarily consist of outside legal, audit and business consulting fees.

The increase in general and administrative expenses was due primarily to increased executive headcount, credit card fees and professional fees related to our growth.

We expect general and administrative expenses to increase in absolute dollar amounts and as a percentage of revenues. Operating as a public company will present additional management and reporting requirements that will significantly increase our director and officers as well as general liability insurance premiums and professional fees both in absolute dollars and as a percentage of revenues. We also anticipate hiring additional personnel, including investor relations personnel, to help manage future growth and our operations as a public company. In addition, we expect a one-time increase in general and administrative expenses of approximately

$300,000 in the fourth quarter of 2004 or the first quarter of 2005 in connection with our expected headquarters move near the end of 2004.

Amortization of Intangible Assets

Expenses related to the amortization of intangible assets increased by $373,000 to $381,000 in the six months ended June 30, 2004, from $8,000 in the six months ended June 30, 2003 due to the impact of the Soar acquisition in June 2003. We expect future expenses related to the amortization of intangible assets to be as follows (in thousands):

2004	2005	2006	2007	2008
$510	$595	$306	$16	$10

Stock-Based Compensation

Expenses associated with stock-based compensation increased by $32,000 to $76,000 in the six months ended June 30, 2004 from $44,000 in the six months ended June 30, 2003. Our deferred stock-based compensation balance increased as a result of stock option grants at a price less than the reassessed value per share. We anticipate that stock-based compensation will increase in future periods as we amortize our deferred stock-based compensation balance as of June 30, 2004.

Interest Income

Interest income remained relatively unchanged in absolute dollars in the six months ended June 30, 2004 compared to the six months ended June 30, 2003. As of June 30, 2004, we held $13.2 million in cash, cash equivalents and short-term investments, compared to $4.9 million in cash, cash equivalents and short-term investments as of June 30, 2003.

Income Taxes

Income tax expense increased by $0.8 million to $2.1 million in the six months ended June 30, 2004, from $1.3 million in the six months ended June 30, 2003. This increase was due primarily to higher pre-tax income. Our effective tax rate in the six months ended June 30, 2004 was approximately 35.1%, compared to 36.2% for the six months ended June 30, 2003.

Comparison of Years Ended December 31, 2003 and December 31, 2002

Revenues

	Years Ended December 31,
	2002	2003	Increase	Percent Change
	(dollars in thousands)
Revenues	$21,748	$25,103	$3,355	15%

The increase in revenues was due primarily to an increase in the number of agent customers. We had a slower rate of growth in 2003 compared to 2002 as a result of the completion of our nationwide expansion in 2002 and a delay in increasing the size of our sales force in late 2003. We also recognized approximately $498,000 of revenue in 2003 from new customers resulting from the acquisition of Soar Solutions.

Sales and Marketing

	Years Ended December 31,
	2002	2003	Increase	Percent Change
	(dollars in thousands)
Sales and marketing	$11,031	$11,485	$454	4%
Percentage of revenues	51%	46%

The increase in sales and marketing expenses was due primarily to increases in salary and related costs associated with a substantial growth in headcount in late 2003. This increase was partially offset by a decrease in advertising expenses due to more efficient advertising spending accompanied by our adoption of online advertising in the fourth quarter of 2002.

Technology and Product Development

	Years Ended December 31,
	2002	2003	Increase	Percent Change
	(dollars in thousands)
Technology and product development	$1,240	$2,024	$784	63%
Percentage of revenues	6%	8%

The increase in technology and product development expenses was due primarily to an increase in development costs, including salaries and consulting fees, associated with the development of the JustListed service.

General and Administrative

	Years Ended December 31,
	2002	2003	Increase	Percent Change
	(dollars in thousands)
General and administrative	$3,758	$4,639	$881	23%
Percentage of revenues	17%	19%

The increase in general and administrative expenses was due primarily to costs associated with the acquisition of Soar Solutions in June 2003, including employee costs, as well as increased salaries associated with additions to our management team, and an increase in general expenses and professional fees resulting from company growth.

Amortization of Intangible Assets

Expenses related to the amortization of intangible assets increased by $283,000 to $298,000 in 2003, from $15,000 in 2002. This increase was due primarily to the acquisition of Soar Solutions in June 2003.

Stock-Based Compensation

Expenses associated with stock-based compensation decreased by $44,000 to $84,000 in 2003, from $128,000 in 2002. The decrease was due primarily to the forfeiture of employee stock options upon termination of employment.

Interest Income

Interest income remained relatively unchanged in 2003 compared to 2002. As of December 31, 2003, we held $7.2 million in cash, cash equivalents and short-term investments, compared to $6.1 million in cash, cash equivalents and short-term investments as of December 31, 2002.

Income Taxes

Income tax expense increased by $385,000 to $2.1 million in 2003, from $1.8 million in 2002. This increase was due primarily to higher pre-tax income. Our effective tax rate in the year ended December 31, 2003 was approximately 36.2%, compared to 34.1% for the year ended December 31, 2002.

Comparison of Years Ended December 31, 2002 and December 31, 2001

Revenues

	Years Ended December 31,
	2001	2002	Increase	Percent Change
	(dollars in thousands)
Revenues	$11,224	$21,748	$10,524	94%

The increase in revenues was due primarily to the increase in the number of agent customers as we expanded into additional markets across the United States.

Sales and Marketing

	Years Ended December 31,
	2001	2002	Increase	Percent Change
	(dollars in thousands)
Sales and marketing	$6,336	$11,031	$4,695	74%
Percentage of revenues	56%	51%

The increase in sales and marketing expenses was due primarily to an increase in advertising costs to generate leads for a higher number of agent customers during the period.

Technology and Product Development

	Years Ended December 31,
	2001	2002	Increase	Percent Change
	(dollars in thousands)
Technology and product development	$983	$1,240	$257	26%
Percentage of revenues	9%	6%

The increase in technology and product development expenses was due primarily to higher salary and related costs associated with an increase in headcount, as we continued to develop our products and services and support a larger customer base.

General and Administrative

	Years Ended December 31,
	2001	2002	Increase	Percent Change
	(dollars in thousands)
General and administrative	$2,434	$3,758	$1,324	54%
Percentage of revenues	22%	17%

The increase in general and administrative expenses was due primarily to higher salary and related costs associated with an increase in headcount, including additions to our management team.

Amortization of Intangible Assets and Stock-Based Compensation

Amortization of intangible assets and stock-based compensation remained relatively unchanged in 2002 compared to 2001.

Interest Income

Interest income increased by $35,000 to $65,000 in 2002, from $30,000 in 2001. This increase was due primarily to higher interest payments on cash, cash equivalents and short-term investments. As of December 31, 2002, we held $6.1 million in cash, cash equivalents and short-term investments, as compared to $2.3 million in cash, cash equivalents and short-term investments as of December 31, 2001.

Income Taxes

Income tax expense was $1.8 million in 2002, increasing $2.2 million from a $427,000 benefit in 2001. The tax benefit recorded in 2001 related to the reversal of our valuation allowance previously recorded against net deferred tax assets. Our effective tax rate in the year ended December 31, 2002 was approximately 34.1% of pre-tax income compared to a tax benefit of 37.1% in 2001.

Quarterly Consolidated Statements of Income Data

The following tables present the unaudited consolidated statements of income data for the nine quarters ended June 30, 2004 in dollars and as a percentage of revenues. This quarterly information has been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflects all adjustments necessary for a fair representation of the information for the periods presented. This data should be read in conjunction with our audited consolidated financial statements and the related notes included in this prospectus. Operating results for any quarter apply to that quarter only and are not necessarily indicative of results for any future period.

	Quarter Ended
	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004
	(in thousands)
Consolidated Statements of Income Data:
Revenues	$5,727	$5,950	$5,432	$5,493	$6,104	$6,706	$6,800	$9,323	$11,150
Expenses:
Sales and marketing	3,067	3,009	2,437	2,566	2,353	2,989	3,577	4,315	5,037
Technology and product development	317	376	303	424	429	560	611	723	783
General and administrative	913	949	984	1,005	992	1,357	1,285	1,323	1,376
Depreciation and amortization of property and equipment	107	138	154	167	173	177	211	198	191
Amortization of intangible assets	4	3	4	4	4	138	152	163	218
Stock-based compensation	33	31	29	24	20	19	21	21	55

Total expenses	4,441	4,506	3,911	4,190	3,971	5,240	5,857	6,743	7,660

Income from operations	1,286	1,444	1,521	1,303	2,133	1,466	943	2,580	3,490
Interest income	15	18	23	24	12	17	19	17	24

Income before income tax expense	1,301	1,462	1,544	1,327	2,145	1,483	962	2,597	3,514
Income tax expense	443	498	526	481	777	537	348	913	1,235

Net income	$858	$964	$1,018	$846	$1,368	$946	$614	$1,664	$2,279

	Quarter Ended
	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004
Consolidated Statements of Income Data:
Revenues	100%	100%	100%	100%	100%	100%	100%	100%	100%
Expenses:
Sales and marketing	53	51	45	47	39	45	53	46	45
Technology and product development	5	6	6	8	7	8	9	8	7
General and administrative	16	16	18	18	16	20	19	14	12
Depreciation and amortization of property and equipment	2	2	3	3	3	3	3	2	2
Amortization of intangible assets	—	—	—	—	—	2	2	2	2
Stock-based compensation	1	1	1	—	—	—	—	—	1

Total expenses	77	76	72	76	65	78	86	72	69

Income from operations	23	24	28	24	35	22	14	28	31
Interest income	—	—	—	—	—	—	—	—	—
Income before income tax expense	23	24	28	24	35	22	14	28	31
Income tax expense	8	8	9	9	13	8	5	10	11

Net income	15%	16%	19%	15%	22%	14%	9%	18%	20%

The decrease in revenues in the fourth quarter of 2002 resulted from a decline in the number of agent customers, which in turn was caused by the completion of our nationwide expansion and the delay in increasing the size of our sales force and reorganizing it to sufficiently cover the entire United States. The decrease in sales and marketing expenses in the fourth quarter of 2002 was due primarily to a decrease in advertising expenses due to more efficient advertising spending accompanied by our adoption of online advertising in this quarter. The decrease in sales and marketing expenses in the second quarter of 2003 was the result of reduced television advertising expenses, as we determined that increased television viewership of our commercials during the start of the Iraq war enabled us to satisfy our lead generation requirements with fewer commercials. The increase in our sales and marketing expenses in the fourth quarter of 2003 was due primarily to increased commissions associated with presales of our JustListed service in advance of its launch in January 2004. The increase in our sales and marketing expenses in the first quarter of 2004 was due primarily to increased advertising expenses in connection with the launch of JustListed.

Liquidity and Capital Resources

The following table summarizes our cash flows.

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
	(dollars in thousands)
Cash flow data:
Cash provided by operating activities	$1,642	$4,810	$6,384	$3,531	$5,624
Cash provided by (used in) investing activities	(595)	(4,067)	824	(180)	(12,414)
Cash provided by (used in) financing activities	199	4	(3,104)	(2,984)	770

From our inception in May 1999 through the first quarter of 2001, we financed our operations primarily through private placements of our capital stock, which provided us with aggregate net proceeds of $4.0 million. Since the second quarter of 2001, we have financed our operations through cash flow that we generate from our operations.

At June 30, 2004, our cash, cash equivalents and short-term investments totaled $13.2 million, compared to $7.2 million, $6.1 million and $2.3 million at December 31, 2003, 2002 and 2001, respectively.

Cash equivalents and short-term investments consist of money market funds, certificates of deposit and highly liquid, short-term, adjustable-rate insured municipal notes. These municipal notes are classified as short-term investments available for sale and are reported at fair value, which approximates cost.

Our principal sources of liquidity are our cash, cash equivalents and short-term investments, as well as the cash flow that we generate from our operations. We do not currently have any commercial debt or posted letters of credit.

Operating Activities

Net cash provided by operating activities primarily consists of net income adjusted for certain non-cash items, including depreciation, amortization, stock-based compensation, and the effect of changes in working capital. Net cash provided by operating activities was $5.6 million, $6.4 million, $4.8 million and $1.6 million in the six months ended June 30, 2004 and the years ended December 31, 2003, 2002 and 2001, respectively.

Investing Activities

Cash used in investing activities in the six months ended June 30, 2004 of $12.4 million was primarily attributable to investments in short-term, high-grade, tax-exempt municipal bonds of $12.0 million, capital expenditures of $0.3 million generally for the purchase of office equipment, as well as $0.1 million paid pursuant to an earn-out arrangement related to the Soar acquisition.

Cash generated by investing activities in 2003 of $0.8 million was primarily attributable to the net sale of short-term investments of $3 million. This was partially offset by capital expenditures of $0.7 million for the purchase of office equipment, as well as acquisition costs of $1.5 million related to the acquisition of Soar Solutions.

Cash used in investing activities in 2002 of $4.1 million was primarily attributable to capital expenditures of $1.1 million for the purchase of office equipment and servers and purchases of short-term investments of $3.0 million.

Cash used in investing activities in 2001 of $0.6 million was primarily attributable to capital expenditures for the purchase of office equipment and servers.

Financing Activities

Cash provided by financing activities in the six months ended June 30, 2004 was $0.8 million, consisting primarily of cash temporarily held on behalf of a third party in a common stock transaction.

Cash used in financing activities in 2003 consisted primarily of a cash dividend paid in March 2003, for an aggregate of $3.0 million, as well as $0.1 million to pay off debt assumed with the acquisition of Soar Solutions.

Cash provided by financing activities in 2002 and 2001 was insignificant, consisting primarily of proceeds from the exercise of stock options.

We do not have any special purpose entities, and other than an operating lease for office space, described below, we do not engage in off-balance sheet financing arrangements.

Contractual Obligations and Known Future Cash Requirements

Our principal commitments consist of obligations under our lease for office space, as follows:

	Payments Due by Period
	Total	Less than 12 months	13–48 months	49–60 months	More than 60 months
	(in thousands)
Operating lease obligations	$2,014	$720	$1,294	$—	$—

During 2002, we entered into a five-year lease for our headquarters in Bellevue, Washington. We began making payments in April 2002, with 2% annual escalations, as defined in the lease agreement. This lease terminates in April 2007; however, due to size limitations in our current location, we are currently seeking alternative space. Our obligations under a new lease likely will exceed our current obligations. In addition, if we terminate our lease prior to April 2005, we will be obligated to pay a termination fee of approximately $300,000 along with costs associated with a move.

Advertising and Media Contracts

We purchase advertising from numerous offline and online advertising vendors pursuant to short-term contracts. In most cases, we are billed monthly, but in some cases we pre-pay up to two weeks in advance for these services according to negotiated arrangements.

Continuing Obligations From the Acquisition of Soar Solutions

In June 2003, we acquired all of the outstanding stock of Soar Solutions in exchange for $985,000 of cash and an earn-out arrangement equal to 5% of specified gross customer receipts less certain expenses through the quarter ending March 31, 2006, payable quarterly. In addition, we paid contingent consideration of $525,000 that was held in escrow as restricted cash, subject to certain performance standards, and issued 200,000 shares of restricted common stock subject to vesting. For additional details see note 2 of the notes to our consolidated financial statements included in this prospectus.

In connection with the earn-out arrangement, we paid $11,000 and $122,000 in the quarters ended March 31, 2004 and June 30, 2004, respectively, for performance in the prior quarters. We expect these payments to continue to increase to the extent that our specified gross customer receipts increase. These payments are accounted for as an increase in the purchase price of the intangible assets acquired in the acquisition up to a ceiling that was reached in the second quarter of 2004. Earn-out payments beyond the established ceiling will increase goodwill. We expect to pay $189,000 in the quarter ending September 30, 2004.

As of June 30, 2004, we paid a total of $375,000 out of escrow. We expect to pay the remaining $150,000 after the quarter ending September 30, 2004. As of June 30, 2004, all of the requirements for the vesting of restricted stock had been met or waived.

State Tax Inquiry

We are currently the subject of an audit by the Washington State Department of Revenue. There is a risk that the state of Washington may assess business and occupation or other taxes on all or a portion of our revenue for certain periods. We believe we have adequately accrued for such exposure. Depending on the outcome of the audit and our challenges to it, if any, we may be required to pay past taxes, as well as possible additional penalties and interest.

Future Capital Requirements

We believe that our existing cash, cash equivalents, short-term investments and cash generated from operations, along with the anticipated net proceeds of this offering, will be sufficient to satisfy our currently anticipated cash requirements through at least the next twelve months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our marketing and sales activities, the timing and extent of spending to support product development efforts, the timing of introductions of new services and enhancements to existing services, and the continuing market acceptance of our services. We may need to raise additional capital through future debt or equity financing to the extent necessary to fund such activities. Additional financing may not be available at all or on terms favorable to us. Although we are currently not a party to any agreement or letter of intent with respect to investments in, or acquisitions of, complementary businesses, products, services or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing.

Quantitative and Qualitative Disclosures About Market Risk

The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, we invest in short-term, high-quality, interest-bearing securities. Our investments in debt securities are subject to interest rate risk. To minimize our exposure to an adverse shift in interest rates, we invest in short-term securities and maintain an average maturity of one year or less.

Recent Accounting Pronouncements

In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue 00-21, Accounting for Multiple Element Revenue Arrangements, addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (1) the delivered item has value to the customer on a stand-alone basis; (2) there is objective and reliable evidence of the fair value of undelivered items; and (3) delivery of any undelivered item is probable. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. The guidance in EITF Issue 00-21 is effective for revenue arrangements entered into in fiscal periods after June 15, 2003. The adoption of EITF Issue 00-21 did not affect our consolidated financial position, results of operations or cash flows.

During November 2002, the FASB issued FASB Interpretation No. (FIN) 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. FIN 45 elaborates on the existing disclosure requirements for a guarantor in its interim and annual financial statements regarding its obligations under guarantees issued. It also clarifies that at the time a guarantee is issued, the guarantor must recognize an initial liability for the fair value of the obligations it assumes under the guarantee and must disclose that information in its financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002, and the disclosure requirements apply to guarantees outstanding at December 31, 2002. The adoption of FIN 45 did not affect our consolidated financial position, results of operations or cash flows.

In December 2003, the FASB issued FIN No. 46 (revised December 2003), Consolidation of Variable Interest Entities. (FIN 46R), which clarifies the application of Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements. This Interpretation requires variable interest entities to be consolidated if the equity investment at risk is not sufficient to permit an entity to finance its activities without support from other parties or the equity investors lack specified characteristics. FIN 46R replaced the original Interpretation No. 46 issued in January 2003. We do not have any interests in variable interest entities.

In May 2003, the FASB issued Statement of Financial Accounting Standards (SFAS) 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments as a liability (or as an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not affect our consolidated financial position, results of operations or cash flows.

BUSINESS

Overview

We provide an innovative marketing solution that enables residential real estate agents to capture and cultivate leads, and convert these leads into closed transactions. Our integrated offering provides agents with leads generated from our HouseValues.com and JustListed.com web sites, together with our online prospect management system and personalized coaching and training, to help them increase lead conversion.

We use direct-response advertising, including television, Internet and other media, to drive consumers to our HouseValues.com and JustListed.com web sites. We offer prospective home sellers free estimates of their homes’ current market value and offer prospective home buyers listings of homes that meet their buying criteria as they reach the market. This information helps consumers make a more informed decision before buying or selling a home.

We deliver these buyer and seller leads on an exclusive basis to agent customers. We believe that these leads are more effectively monetized when combined with our integrated solution that helps agents convert these leads into closed transactions. We provide agent customers with our Market Leader online prospect management system to enable them to cultivate relationships with leads, as well as our Agent Success Program, which includes personalized coaching and training, to enable them to close more transactions.

We were founded in May 1999. In September 1999, we began offering agent customers our HouseValues service, which provides leads on prospective home sellers, and in January 2004 began offering agent customers our JustListed service, which provides leads on prospective home buyers. We generate revenue by charging agent customers a monthly fixed fee for our offering, which includes a monthly minimum number of exclusive leads on prospective home buyers or sellers, our Market Leader system and our coaching and training programs.

We generated revenues of $25.1 million in 2003 and $20.5 million for the six months ended June 30, 2004. We have been profitable and cash flow positive since the second quarter of 2001.

Industry Background

The Residential Real Estate Industry

According to the National Association of Realtors, aggregate real estate sales in the United States were more than $1.5 trillion in 2003. According to REAL Trends, a real estate industry research firm, total residential real estate brokerage commissions and fees were approximately $60 billion in 2003. In a transaction for a house valued at $164,500 (the median home price in the United States in 2003, according to the National Association of Realtors), the overall commission would be $8,225, assuming a 5% commission. Because of the large dollar size of typical real estate commissions, prospective home buyers and sellers are valuable to real estate agents, and as a result agents have demonstrated a willingness to invest heavily in advertising and marketing to generate clients. According to Borrell Associates, a media research firm, the real estate industry spent over $11 billion on advertising in 2003.

The Role of the Real Estate Agent

Home purchases and sales are among the largest and most important investment decisions made by an individual. These transactions require the involvement of multiple parties, such as home inspectors, mortgage brokers, title companies and escrow agents, and involve an extensive amount of documentation. Real estate agents provide valuable, hands-on assistance by coordinating the numerous components of a transaction. In the typical residential real estate transaction, agents serve as the principal intermediary between the home buyer and seller.

For potential buyers, agents typically provide the following services:

•	access to home listing data from multiple listing services, or MLSs, to help buyers find homes available for sale that match their specified criteria;

•	advice on the physical attributes of homes, as well as advice on intangible aspects such as neighborhood characteristics and resale value;

•	coordination of the actual viewing of the home by potential buyers; and

•	assistance in the negotiation and closing of the purchase transaction.

For potential sellers, agents typically provide the following services:

•	guidance on the market value of their home, including comparative market analyses;

•	listing of the property for sale in the local MLS;

•	coordination of the marketing of the home; and

•	assistance in the negotiation and closing of the sale transaction.

Although a buyer or seller might engage in a real estate transaction within weeks or even days after hiring an agent, the entire sales cycle for a transaction usually is considerably longer. According to a 2004 survey we commissioned from Hebert Research, a market research firm, potential home buyers on average take 16 months to buy a home from the time they begin contemplating a purchase, and potential home sellers on average take twelve months to sell their home from the time they begin contemplating a sale. Despite this long sales cycle, buyers and sellers tend to select agents quickly. According to a 2003 study by the National Association of Realtors, approximately 69% of home sellers selected the first agent they contacted. In addition, according to Hebert Research, approximately 62% of buyers select an agent within just one to three days of deciding to actively seek to buy a home, and approximately 52% of sellers select an agent within one day of deciding to actively seek to sell their home.

Challenges Faced by Real Estate Agents

Competitive and Fragmented Industry

The residential real estate industry is intensely competitive. According to a 2003 study by the National Association of Realtors, real estate agents in the United States competed for approximately 6.5 million total closed residential real estate transactions. In addition, the residential real estate industry is extremely fragmented. Most real estate agents in the United States work as independent contractors affiliated with local or regional brokerage firms. As a result, agents typically are responsible for attracting and servicing their own clients. Although brokerage firms provide a base level of training, brand advertising and administrative support for their agents, most agents spend their own money developing their business and competing for clients.

Inefficient Lead Generation

Although real estate agents make significant expenditures on advertising and marketing, it is difficult for most agents to differentiate themselves in the neighborhoods in which they work. Agents tend to use nearly identical sales and marketing methods, such as word-of-mouth, open houses and various forms of print advertising, including postcards, flyers and newspaper advertisements. Although other media, such as television, radio and the Internet, can be more effective in generating potential clients, they tend to be inefficient for individual agents, because the advertisements are broadcast in larger geographic areas than the agent typically is willing or able to service.

Ineffective Prospect Management

We believe a majority of residential real estate agents have had limited sales experience prior to becoming agents. The limited sales training that real estate agents receive typically encourages a short-term prospect management approach, with agents focusing on mature leads that are more likely to result in a transaction within 30 to 60 days. In the past, this short-term approach was reinforced by a lack of effective methods to identify leads in the early stages of the process. We believe that this short-term approach has resulted in many agents having difficulty building a steady pipeline of business and, as a result, experiencing significant fluctuations in closed transactions and commission income.

The Impact of the Internet on the Real Estate Industry

The Internet makes an unprecedented amount of home information readily available to consumers, including lists of homes on the market and comparative market data on home values. The Internet also permits consumers to conduct highly targeted searches for homes by entering specific search parameters, such as neighborhood, square footage and number of bedrooms or bathrooms, and enables people to view photographs of home interiors and conduct online walkthrough tours. Accordingly, a great number of potential buyers and sellers are using the Internet in the early stages of their home buying or selling process. According to the National Association of Realtors, more than 70% of home buyers used the Internet in their home search in 2003.

The large number of consumers who use the Internet to conduct research relating to the purchase or sale of a home represents an attractive pool of prospective clients for real estate agents, and the interactive and targeted nature of the Internet makes it possible to reach and communicate with these prospective clients in an efficient manner.

Real estate agents have begun to recognize the potential of the Internet to reach and cultivate prospective clients. Nonetheless, many agents have yet to realize the full potential of the Internet to generate and cultivate leads. According to Borrell Associates, approximately 11% of the advertising dollars spent in the real estate industry in the first half of 2004 was dedicated to online advertising, an increase from approximately 9% in the same period of 2003. Although many real estate agents have adopted the Internet and email as standard business practices, we believe that most agents lack online prospect management systems that allow them to efficiently reach and manage relationships with potential clients who use the Internet. In addition, because many agents have adopted a short-term approach to the real estate buying and selling cycle, they may miss the opportunity to develop client relationships with consumers who are using the Internet to research real estate transactions at an earlier stage in the process.

The HouseValues Solution

We provide an innovative marketing solution that enables residential real estate agents to capture and cultivate leads and convert these leads into closed transactions.

Benefits for Real Estate Agents

Capture leads.    We help agents attract new clients by providing them with leads on prospective home buyers and sellers in the geographic areas which they service. We provide each lead to only one agent customer and we guarantee our agent customers an average number of leads per month for a fixed monthly fee. Because these leads are often from consumers who are at an early stage in the real estate transaction process, our customers often are the first real estate agents these consumers interact with in the process. We believe this provides our customers with a potentially significant competitive advantage over other agents servicing the same geographic areas. This advantage is particularly important given that approximately 69% of home sellers select the first agent they contact for the transaction, according to a 2003 study by the National Association of Realtors.

Cultivate leads.    Our Market Leader prospect management system assists our customers in building a pipeline of business by helping them organize, manage and communicate online with prospective home buyers and sellers in a highly automated fashion tailored for each prospect. Market Leader allows agent customers to build long-term relationships with prospective clients by automating ongoing communication. The system sends agent-branded prospect follow-up emails that include custom-written real estate content designed to engage the prospective clients.

Convert leads.    We provide agent customers with personalized coaching and training to help them better serve their prospective clients and increase the likelihood that they will convert their leads into commissions. Our coaching and training are a core part of our offering because they help our customers develop marketing, selling and client relationship-building skills while also helping them gain expertise with our Market Leader prospect management system.

Benefits for Consumers

Our HouseValues.com service offers home sellers free estimates of their homes’ current market value. This information helps them make an informed decision about market conditions and valuation before choosing to list their homes for sale. Our JustListed.com service offers prospective home buyers a free service that emails them listings on homes that meet their buying criteria. This information keeps them informed regarding newly listed homes and improves their ability to find a home that is right for them. Additionally, our solution benefits both home buyers and sellers by introducing them to real estate agents who service their neighborhoods and are interested in meeting their real estate needs.

Competitive Strengths

Proven agent acquisition model.    Over the past five years, we have developed a sales force of more than 100 people who have expertise in identifying, qualifying and acquiring agent customers. This expertise has enabled us to successfully sell our solution directly to agents and build a large and valuable base of agent customers in the highly fragmented real estate industry.

Proven Agent Success Program.    We provide our Market Leader prospect management system to agent customers to help them improve their ability to convert leads into closed transactions. Our Market Leader system is integrated with, and supported by, our Agent Success Program, which includes personalized coaching and training, designed to help real estate agents close more transactions. We provide this set of integrated services through a staff of over 50 coaches, trainers and other customer service professionals who possess real estate industry expertise as well as in-depth knowledge of our product and service offering. We continuously improve and refine our product and service offering, based on quantitative and qualitative feedback from our coaches and agent customers. In addition, we offer forums for agent customers to network with each other and share best practices, thereby improving their ability to derive value from our solution.

Technology advantage.    Over the past five years we have built a proprietary, feature-rich set of systems to generate and distribute leads, deliver our suite of services to real estate agents and manage our business. From complex neighborhood-specific lead distribution algorithms to real-time reports on the critical aspects of our business, we believe our systems provide us with a competitive advantage.

Complementary solution.    Our solution benefits agents without altering their relationship with brokerage firms, national real estate franchisors or other real estate industry participants. Because we offer our leads on an exclusive basis for a fixed monthly fee and do not participate in commissions from closed transactions, we believe that our solution is well received by agents, brokerage firms and the rest of the real estate industry.

Strategy for Growth

Our objective is to be the leading provider of solutions that enable residential real estate agents to capture and cultivate leads, and convert these leads into closed transactions. In doing so, we will seek to acquire an increasing share of real estate industry advertising expenditures, as these expenditures continue to migrate online. To achieve this goal, we are pursuing the following key strategies:

Aggressively expand agent customer base.    The key driver of our growth is increasing our customer base. We intend to increase the number of residential real estate agents who use our existing services by continuing to make investments in our sales force and direct response marketing efforts. To increase retention of agent customers, as well as attract new customers, we intend to enhance our existing products and services, including our Market Leader system and our coaching and training services.

Efficiently sell excess leads.    We regularly generate more leads in the aggregate than we are committed to deliver to agent customers. Without compromising our lead exclusivity or quantity commitments to our customers or incurring additional lead generation costs, we intend to capitalize on these surplus leads by selling them in quantity to third parties such as brokerage firms who are interested in servicing the needs of these prospective home buyers and sellers.

Create new services to further capture agent online marketing expenditures.    We intend to capture an increasing share of agents’ online advertising expenditures by expanding our portfolio of services beyond our HouseValues and JustListed services with additional value-added products and services for both agents and consumers.

Extend business model to related markets.    We intend to explore ways to extend our services into industries in which we can leverage our existing platform and business model. We believe we can leverage our proprietary lead capture, cultivation and conversion methods in a number of real estate and non-real estate related industries. We may pursue such opportunities through acquisitions or through internal expansion of our business. We believe our solution is particularly well suited to small businesses competing in highly fragmented industries.

Product and Services

We provide an integrated product and service offering for residential real estate agents that combines leads generated from our HouseValues.com and JustListed.com web sites with our Market Leader prospect management system and personalized coaching and training. We believe that successful real estate agents typically have systems and processes in place for developing leads as well as maintaining and expanding their businesses. In addition, we believe that the value of the leads generated through HouseValues.com and JustListed.com is enhanced when combined with our integrated solution that helps agents convert these leads into closed transactions.

We provide our product and service offering to agent customers for a monthly fixed fee pursuant to contracts that typically have an initial term of six months or one year, continuing thereafter on a month-to-month basis until terminated. Our contracts typically provide for the delivery of a monthly bundle of leads to each customer, a license to use our Market Leader system and coaching and training services.

Lead Capture — HouseValues.com and JustListed.com

Our HouseValues and JustListed services are designed to serve the needs of Internet-enabled consumers seeking to buy or sell a home.

HouseValues.com.    HouseValues.com offers homeowners a free estimate of their home’s current market value and suggested listing price. Homeowners enter information about their home on a short online form on the HouseValues.com web site. We automatically match this information with an agent customer, who is then able to provide the homeowner with a free comparative market analysis containing an estimate of the value of the home.

JustListed.com.    JustListed.com offers a free service for prospective home buyers that emails them listings on homes that meet their buying criteria. Prospective home buyers use our JustListed.com web site to specify the criteria they are seeking in a home. We automatically match this information with an agent customer, who is then able to email the prospective home buyer new home listings when such listings reach the market.

We deliver a guaranteed minimum number of leads to agent customers on an exclusive basis in the geographic areas they choose to service. Agents can purchase the HouseValues service, the JustListed service, or both services. Agents can increase the geographic coverage or quantity of their leads by purchasing multiple HouseValues or JustListed services.

We use direct-response advertising, including television and Internet media, to drive prospective home buyers and sellers to our HouseValues.com and JustListed.com web sites. We regularly advertise on national television networks and major Internet search engines and other web sites, and supplement this advertising with local television advertising and other media to help manage lead volume. We adjust our advertising to generate leads in specific geographic markets based on existing lead inventory, our commitments to deliver leads in those markets, current advertising costs and other factors.

Lead Cultivation — Market Leader

Market Leader is an online prospect management system that helps agent customers manage and cultivate leads. By automating many of the repetitive tasks that are required to follow up and communicate with potential clients, Market Leader allows agent customers to focus on transacting their current business while efficiently marketing their services to potential clients to maintain a pipeline of future business opportunities.

Prospect management.    Market Leader enables agent customers to track leads received from the HouseValues or JustListed services, or other sources such as their own web sites. We encourage agent customers to incorporate all of their client contacts into Market Leader to effectively manage their entire pipeline of business. Agents can then categorize leads based on various characteristics, such as the date the lead was generated or the prospect’s level of expressed interest in buying or selling a home.

Activity management.    Market Leader helps agent customers organize their day-to-day business and maintain contact with their entire database of prospects and past clients by automatically prompting agents to follow up with them using emails, phone call scripts and newsletters containing custom content. Agents can use Market Leader to conduct “drip” campaigns, which automatically and on a pre-determined schedule send agent-branded, tailored emails to prospective and existing clients. In addition, Market Leader allows agents to send agent-branded emails to prospective buyers alerting them to newly listed homes.

Quantitative feedback.    Market Leader tracks the sales pipeline, homes listed, completed transactions and potential and actual commissions for agent customers. It also tracks response times by agents to HouseValues and JustListed leads. Market Leader displays this information in a sidebar on the agent customer’s individual account page so that the agent can routinely track his or her success.

Lead Conversion — Agent Success Program

We provide agent customers with personalized coaching and training, as well as access to a national network of other real estate agents, to help them realize the full value of our solution. This Agent Success Program provides us with ongoing opportunities to interact directly with our agent customers. We believe the program helps agent customers be more successful in cultivating the leads we provide and generating business, increasing the likelihood that they will remain customers.

Personalized Coaching

A key component of our Agent Success Program is personalized coaching. We assign a personal coach to each new agent customer. Our coaching team has expertise in the real estate industry, from managing real estate offices to running training departments for large brokerage firms. These coaches provide the following services:

Life-cycle based coaching.    Shortly after agents first sign up for our services, our coaches have an initial one-on-one telephone coaching session with them to welcome them to HouseValues, walk them through an overview of our lead generation and cultivation system and discuss their client development goals. Our coaches then check in with their assigned agent customers on a regular basis to review performance, offer assistance and practical tips and answer questions.

Market-specific coaching calls.    Every month, our coaches host group coaching calls for agent customers in various regional markets to address both geographically relevant real estate trends and issues as well as client development topics. These calls are designed to bring agents together and allow them to network with other agent customers in their market.

Activity-based coaching.    Our activity-based coaching system automatically measures the success of each agent customer in cultivating the leads that we provide and identifies those agent customers that may need additional assistance. If our activity-based coaching system identifies a potential issue involving an agent customer, his or her coach seeks to contact the agent customer to develop a success plan.

In-Market Training Seminars

We conduct over 100 in-market seminars every year for agent customers in cities across the United States. Our trainers travel to various markets to host full-day seminars on real estate-related topics. Our seminars are designed to educate agents on industry trends, inform them of the value of adopting a long-term strategy that cultivates a larger number of earlier-stage leads, and instruct them on how to use our solution to increase their success in both cultivating leads and developing their business.

MasterMind Success Calls

We periodically host conference calls which feature agent customers who are successfully using our solution. We conduct interviews with these agent customers and company executives and allow participating agents to ask questions.

Online Learning Center

Through our Online Learning Center, agent customers have access to online tutorials 24 hours a day, 7 days a week. These tutorials provide instruction on how to apply various methods and practices using Market Leader. In addition, our agents have online access to our HouseValues University web site, which is dedicated to providing them with additional resources as well as online discussion forums to learn from our other agent customers.

The HouseValues Community

Real estate agents often work in competitive office environments in which they compete for business with the other agents in their office, thereby limiting collaboration, mentoring and the sharing of best practices with other agents. Because we operate on a nationwide basis and provide each lead to only one agent customer, our agent customers typically do not compete with each other for the same clients. We believe that as a result, they are more willing to share best practices and ideas and help other agent customers develop their skill sets. Programs such as our market-specific coaching calls, in-market training seminars and MasterMind success calls enable and encourage agent customers to network with each other and share knowledge and best practices with other agent customers.

Certification and Recognition Program

Agents who meet our lead cultivation standards and participate in our coaching and training programs are eligible for our HouseValues certification programs. We provide these agent customers with certifications, such as Certified Professional, President’s Club and Director’s Club, which they can display in their emails to prospective clients. We also provide these agent customers with priority with respect to newly available lead bundles.

Sales and Marketing

Agent Acquisition

We identify prospective real estate agent customers through email and telephone solicitation, referrals from other agent customers and general advertising. We provide our salespeople with a variety of tools to help them demonstrate the advantages of our solution to potential agent customers. Salespeople are compensated largely on their sales performance. We also make personal sales calls to agents and brokerage firms through field sales personnel.

Consumer Marketing

We have built an in-house media buying team to purchase advertising for lead generation. We believe that using an in-house media team, as opposed to a third-party advertising agency, has enabled us to create an efficient, customized and measurable consumer marketing program. We use direct-response advertising, including television, Internet and other media, to attract prospective home buyers and sellers to our HouseValues.com and JustListed.com web sites. We adjust our advertising to generate leads in specific geographic markets based on existing lead inventory, our commitments to deliver leads in those markets, current advertising costs and other factors.

Competition

We operate in a highly competitive environment and expect that competition will continue to be intense. The barriers to entry in our industry are low, making it possible for current or new competitors to adopt certain aspects of our business model, thereby reducing our ability to differentiate our services. While we are unaware of any other company that provides the same suite of services, all of our services, including online lead generation, online prospect management system and agent coaching and training programs, are provided separately by other companies, and it is possible that one or more of these companies, or a new market entrant, could adopt a business model that competes directly with us.

Our current and potential competitors include:

Traditional sellers of advertising to real estate agents.    We compete with traditional sellers of advertising, including local and regional newspapers, local magazines, and “rack” publications advertising homes for sale, for a share of the marketing dollars that residential real estate agents spend to attract prospective home buyers and sellers. Real estate agents may continue to view traditional advertising sources as the most effective means to reach prospective home buyers and sellers, leading to a lack of demand for our services.

Internet media companies.    We compete with large Internet media companies, such as AOL, Google, MSN and Yahoo! for residential real estate agents’ marketing dollars. Some of the large Internet media companies are currently developing enhanced search products, including search products that would allow a user to find real estate related search results in a specific city or geographic area. If their existing or new products become a cost-effective way for real estate agents to generate leads, these products may become an attractive alternative to our services, which could decrease demand for our services or increase our online lead generation costs. Additionally, these companies on which we rely in part for our own advertising and lead generation needs, may develop or acquire products and services that compete directly with our products and services.

Online companies focused on real estate.    We compete with a variety of online marketing and lead generation companies that focus exclusively on the real estate industry. Such companies include HomeGain, Homes.com, Homestore, ServiceMagic and IAC/InterActiveCorp and its LendingTree business, which includes Domania.com and RealEstate.com, all of which have established web sites and compete or may compete for real estate agent advertising expenditures.

Consolidation driven by online service providers involved in the real estate industry and Internet media companies could create more potent competitors. For instance, IAC/InterActiveCorp recently announced an agreement to acquire ServiceMagic, an online home services marketplace. Increased consolidation among online service providers in the residential real estate industry could result in additional competitors that have significantly greater resources or greater brand recognition than we do, and that are able to provide a broader and more attractive suite of products to real estate agents than we can.

Real estate brokerage firms.    Some real estate brokerage firms currently offer services similar to ours, and in the future these firms or other brokerage firms may become direct competitors. A significant percentage of residential real estate agents are affiliated with large national or regional brokerage firms. These brokerage firms, or smaller independent brokerage firms, may decide to provide their agents with a service offering or suite of service offerings similar to ours at a lower cost or free of charge, or attempt to restrict the ability of their agents to use our services.

We believe the principal competitive factors affecting our markets are product selection and quality; price; customer service and support; brand recognition; reputation, reliability and trust; quality of web site, including features, functionality and information; convenience; and delivery performance. Although we believe that we are well positioned to compete adequately with respect to these factors in the future, our future success is currently difficult to predict.

Many of our existing and potential competitors have longer operating histories, greater name recognition, greater technological capabilities and greater financial, sales, marketing and human resources than we do. These competitors could:

•	develop products or services that are as effective as or superior to our products and services or that achieve greater market acceptance than do our products and services;

•	devote greater resources to marketing or selling their products or services;

•	make more attractive offers to potential agent customers or otherwise more effectively attract real estate agents;

•	withstand price competition more successfully than we can;

•	provide services similar to ours at no additional cost by bundling them with their other product and service offerings;

•	make more attractive offers to existing and potential employees than we do;

•	more effectively negotiate third-party arrangements; and

•	take advantage of investments, acquisitions or other opportunities more readily than we can.

Technology and Infrastructure

We have built a proprietary, feature-rich set of systems to interact with consumers, provide our suite of services to real estate agents and manage our business.

HouseValues.com and JustListed.com.    These web sites, in combination with our lead management system, interact with thousands of Internet-enabled consumers every day and automatically distribute leads on prospective home buyers and sellers to agent customers. We have built advanced tracking and testing systems into HouseValues.com and JustListed.com so that we can monitor visitor conversion metrics.

Lead management system.    Our lead management system is a geography-targeted, business-rule driven system that manages and distributes leads to agent customers. This system allows us to monitor lead inventory and aids in the optimization of media spend.

Direct marketing system.    This system directs potential agent customers to the appropriate sales staff. The sales team has a real-time view of available lead inventory in every neighborhood in the country and closes sales utilizing an integrated online order form. Orders are confirmed and entered into our credit card billing system, which is integrated directly with our accounting system, enabling us to automatically calculate and track revenue. In our back office, we have real-time reporting capability about critical aspects of our business and our interactions with agent customers.

Our systems are built primarily on Microsoft .Net technology. These systems are hosted in a co-location facility in Seattle, Washington. We have secure and fully redundant systems and our software and databases are backed up daily and stored at an offsite location.

Intellectual Property

We rely on a combination of trademark, copyright and trade secret laws in the United States as well as confidentiality procedures and contractual provisions to protect our proprietary technology and our brand. We currently have trademarks registered or pending in the United States for our name and certain words and phrases that we use in our business. We also rely on copyright and trade secret laws to protect computer programs relating to our web sites and our proprietary technologies. We have registered numerous Internet domain names related to our business in order to protect our proprietary interests. We also enter into confidentiality and invention assignment agreements with our employees and consultants and confidentiality agreements with other third parties, and we actively monitor access to our proprietary technology.

Protecting our intellectual property rights could be costly and time-consuming. From time to time, we may encounter disputes over rights and obligations concerning intellectual property. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business, our brand and reputation, and our ability to compete.

Government Regulation

Our business is subject to various laws and regulations relating to Internet commerce and telemarketing, as well as federal and state laws and regulations relating to real estate matters.

Regulation relating to Internet commerce.    Several jurisdictions have recently proposed or adopted privacy-related laws that restrict or prohibit unsolicited email solicitations, commonly known as “spam,” and that impose significant penalties for violations. One of these laws, the CAN-SPAM Act of 2003, or CAN-SPAM, became effective in the United States on January 1, 2004. CAN-SPAM imposes complex and often burdensome requirements in connection with sending commercial email. The language of CAN-SPAM contains ambiguities. In addition, certain implementing rules have not yet been promulgated, and key provisions of CAN-SPAM have yet to be interpreted by the courts. Depending on how it is interpreted, CAN-SPAM may impose burdens on our email marketing practices and affect features of our Market Leader system and other products and services we offer or may offer. In addition, states continue to pass legislation regulating email communications and Internet advertising. Some provisions of these laws are ambiguous and have not been interpreted by the courts. These laws may affect our ability to communicate with customers and consumers in a cost-effective manner, and the violation of these laws may result in penalties or damage to our reputation.

In addition, it is possible that laws and regulations relating to Internet commerce may be adopted with respect to issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Further, the growth of online commerce may prompt calls for more stringent consumer protection laws. Several states have proposed legislation to limit the uses of personal user information gathered online or require online companies to establish privacy policies. The Federal Trade Commission has also initiated actions regarding the manner in which personal information is collected from users by online companies and provided to third parties. The adoption of additional privacy or consumer protection laws could create uncertainty in Internet usage and reduce the demand for our products and services.

Telemarketing laws.    Both federal and state laws regulate the practice of telemarketing. All 50 states have enacted some form of telemarketing law. In particular, the federal government and a significant number of states have implemented “do not call” lists. In addition, a number of states require telemarketers to register with the state and post a bond, prohibit automated systems and recorded messages, impose disclosure requirements upon sales calls, and require written sales contracts for certain telemarketing transactions. Many of these laws at both the federal and state level contain exceptions for calls to other businesses, calls by businesses that are already regulated by another governmental agency, and calls that do not culminate in a sale during the telephone call. We are subject to certain of these laws and are currently in the process of filing telemarketing registrations in certain states.

State real estate regulation.    Real estate licensing laws vary from state to state, but generally a corporation engaged in the real estate brokerage business must obtain a corporate real estate broker’s license. In order to obtain this license, most jurisdictions require that an officer of the corporation be licensed individually as a real estate broker in that jurisdiction. This officer-broker is responsible for the real estate operations within the state, and the corporation acts through this individual. Holders of real estate licenses must follow the state’s real estate licensing laws and regulations. These laws and regulations prescribe minimum duties and obligations of the license holders to their clients and the public, as well as standards for the conduct of business, including contract and disclosure requirements, record-keeping requirements, trust fund handling, agency representation, advertising regulations and fair housing requirements. Most states currently have an exception from brokerage licensing requirements with respect to referrals that originate from a broker licensed in a different state, provided that the referral is made to a broker or agent licensed in that state. We currently hold a corporate real estate broker’s license in the State of Washington and intend to obtain licenses in other states that we determine are necessary for our business. The application of state real estate brokerage laws to Internet businesses like ours is unclear.

Federal real estate regulation.    In addition to state regulations, there are federal laws and regulations that govern the real estate industry. The principal applicable federal regulations include the Real Estate Settlement Procedures Act (RESPA) and federal fair housing laws. RESPA is intended to reduce the settlement costs associated with buying and selling real estate. While RESPA has broad-reaching impact on a variety of services associated with the purchase or sale of real estate, including lending, title insurance and settlement services, its principal application to the real estate brokerage business is to limit payment of referral fees. Nonetheless, RESPA expressly permits payments pursuant to cooperative brokerage and referral arrangements or agreements between real estate agents and brokers. In addition, RESPA permits payments for goods or facilities furnished or for services actually performed, so long as those payments bear a reasonable relationship to the market value of the goods or facilities furnished or the services performed, excluding the value of any referrals that may be provided in connection with such goods, facilities or services. Federal fair housing laws generally make it illegal to discriminate against protected classes of individuals in housing or providing brokerage services. We believe that the federal fair housing laws have limited applicability to our current business activities.

Employees

As of June 30, 2004, we had 205 employees, all of whom are based in our corporate headquarters in Bellevue, Washington. None of our employees is covered by a collective bargaining agreement. We have never experienced employment-related work stoppages and consider our employee relations to be good.

Facilities

Our headquarters are in Bellevue, Washington, where we lease approximately 30,000 square feet of office space under a lease that expires in 2007. We expect that we will need to locate alternative or additional facilities in the near term to accommodate our growth, which we believe we can obtain on commercially reasonable terms.

Legal Proceedings

From time to time, we may become involved in litigation relating to claims arising from the ordinary course of our business, including actions relating to employment issues. We believe that there are no claims or actions pending or threatened against us, the ultimate disposition of which would have a material adverse effect on us.

MANAGEMENT

Executive Officers and Directors

Our current executive officers and directors are as follows:

Name	Age	Position
Mark S. Powell	45	Chairman of the Board and Director
Ian Morris	35	President, Chief Executive Officer and Director
Gregg I. Eskenazi	43	General Counsel and Secretary
Ken Hansen	34	Vice President of Sales
Michael Nelson	35	Chief Technology Officer
Nikesh S. Parekh	30	Director of Product Management
Scott Smith	38	Director of Agent Success
John Zdanowski	36	Chief Financial Officer
Robert D. Blank (1)	46	Director
Nicolas J. Hanauer (2)(3)	45	Director
Frank M. (“Pete”) Higgins (2)(3)	46	Director
Richard A. Mendenhall (1)(3)	59	Director
Mark W. Robison (1)(2)	49	Director

(1)	Member of the nominating and corporate governance committee.
(2)	Member of the audit committee.
(3)	Member of the compensation committee.

Mark S. Powell founded HouseValues in May 1999. Mr. Powell served as our Chief Executive Officer from May 1999 through June 2003 and our President from May 1999 through January 2004. He has served as our Chairman of the Board since June 2003. From 1996 through 1999, Mr. Powell served as a real estate agent. Prior to his work in the real estate industry, Mr. Powell worked for eight years in the direct response marketing field, where he served as an account executive and a regular speaker at direct response marketing conventions, and he served for four years in the United States Coast Guard. Mr. Powell attended Boise State University.

Ian Morris has served as our Chief Executive Officer since June 2003 and our President and a director since April 2004. Mr. Morris joined HouseValues in June 2002 as Executive Vice-President of Marketing and Business Development and served as our Chief Operating Officer from September 2002 to May 2003. From 1997 to 2002, Mr. Morris served in a variety of positions for MSN HomeAdvisor, the online real estate business of Microsoft Corporation, a software and technology company, including Director of Marketing, Group Manager and General Manager. Mr. Morris holds an M.B.A. from Harvard Business School and a B.S. from Bryant College.

Gregg I. Eskenazi has served as our General Counsel and Secretary since March 2004. From December 1993 to March 2004, Mr. Eskenazi served in Microsoft’s legal department managing legal issues relating to product development, sales, marketing and distribution. While at Microsoft, Mr. Eskenazi also spent a significant amount of time handling Internet-related legal and regulatory issues, most recently serving as Associate General Counsel for the Consumer Group. Mr. Eskenazi holds a J.D. from the University of California, Hastings College of Law and a B.A. from Reed College.

Ken Hansen has led our sales department since October 2003, and currently serves as Vice President of Sales. From March 2002 to October 2003, Mr. Hansen served as Director of Sales for Onvia.com, a business services company. From January 2001 to March 2002, Mr. Hansen served as Regional Sales Manager for Qwest Communications, a telecommunications company. From October 1998 to January 2001, he served as Regional Sales Manager for Staples Communications, the telecommunications subsidiary of Staples, Inc., an office supply company. Mr. Hansen holds a B.A. from Washington State University.

Michael Nelson has served as our Chief Technology Officer since September 2000. From June 1999 to September 2000, Mr. Nelson served as Vice President of Technology for Point.com, an online retailer of wireless phones and service plans. From August 1996 to June 1999, Mr. Nelson served as Senior Technology Consultant for SolutionsIQ, an information technology company. Mr. Nelson holds a B.A. from the University of Washington.

Nikesh S. Parekh has served as our Director of Product Management since August 2002. From July 2000 to August 2002, Mr. Parekh served as an Associate at Second Avenue Partners, a venture capital and management consulting firm. Mr. Parekh holds an M.B.A. from Harvard Business School and a B.A. from Harvard College.

Scott Smith has served as our Director of Agent Success since August 2002. From May 1987 to August 2002, Mr. Smith served as a Business Development Manager for Microsoft. Prior to working for Microsoft, Mr. Smith operated his own real estate-related company, developing land and building new homes. Mr. Smith holds a B.A. from Eastern Washington University.

John Zdanowski has served as our Chief Financial Officer since October 2003. In August 1999, Mr. Zdanowski co-founded Affinity Internet, Inc., a web hosting company. From August 1999 to September 2003, Mr. Zdanowski led operations, integration and mergers and acquisitions activities for Affinity Internet, serving as both Chief Operating Officer and Chief Financial Officer. From June 1998 to July 1999, Mr. Zdanowski served as the Director of Mergers and Acquisitions for Interliant Inc., a managed messaging and hosting security and consulting services company. Mr. Zdanowski holds an M.B.A. from Harvard Business School, an M.S. from Syracuse University, and a B.S. from Clarkson University.

Robert D. Blank has served as a director since April 2004. Mr. Blank has served as Managing Director of William Blair Capital Partners, a private equity investment firm, since July 1998. Mr. Blank serves as a director of a number of privately held companies. Mr. Blank holds an M.B.A. from Northwestern University and a B.A. from Miami University.

Nicolas J. Hanauer has served as a director since December 2000. Since March 2000, Mr. Hanauer has served as a partner with Second Avenue Partners, which he co-founded. In 2000, Mr. Hanauer also founded and served as Chairman of Gear.com, an online sporting goods company, until its merger with Overstock.com in 2001. In addition, since 2001, Mr. Hanauer has been Co-Chairman and Chief Executive Officer of Pacific Coast Feather Company, a pillow and bedding manufacturing company. From 2000 to 2001, Mr. Hanauer served as Chief Strategy Officer of Pacific Coast Feather Company, and from 1990 to 2000, Mr. Hanauer served as their Executive Vice President, Sales and Marketing. In 1997, Mr. Hanauer co-founded aQuantive, Inc. (formerly Avenue A, Inc.), an Internet media company, where he served as Chief Executive Officer from June 1998 to September 1999. Mr. Hanauer currently serves as Chairman of the Board of aQuantive, Inc. and a number of privately held companies. Mr. Hanauer holds a B.A. from the University of Washington.

Frank M. (“Pete”) Higgins has served as a director since April 2004. Since March 2000, Mr. Higgins has served as a partner with Second Avenue Partners, which he co-founded. From 1983 to 1999, Mr. Higgins worked for Microsoft, most recently as Group Vice President of the Interactive Media Group. Mr. Higgins is a director of Advanced Digital Information Corporation, a provider of network storage solutions for the open systems marketplace, and a number of privately held companies. Mr. Higgins also serves on the Board of Trustees of Stanford University. Mr. Higgins holds an M.B.A. from Stanford Business School and a B.A. from Stanford University.

Richard A. Mendenhall has served as a director since August 2004. Mr. Mendenhall has co-owned WMWorks, LLC, a real estate consulting firm, since 2004, and Resource Home Loans, a real estate mortgage firm, since 1995. Since 1991, Mr. Mendenhall has owned and served as a broker in a variety of real estate brokerage firms affiliated with RE/MAX International, Inc., a global real estate agency network. Since 1974, Mr. Mendenhall has owned Boone Realty Corporation, a real estate commercial brokerage firm. Mr. Mendenhall served as President of the National Association of Realtors in 2001. He also serves as director of a number of privately held companies. Mr. Mendenhall holds an M.A. and a B.S. from the University of Missouri.

Mark W. Robison has served as a director since October 2001. In 1990, Mr. Robison founded RCI Environmental, Inc., a waste management and environmental remediation company, where he currently serves as Chairman of the Board of Directors. Mr. Robison also serves as Chairman of the Board of Directors of Robison Construction, Inc. an engineering and construction firm he founded in 1977. Mr. Robison has served as President of Northwest Container Services, a railroad transportation company, since 1998 and as Managing Director of Safeworks, LLC, a safety solutions engineering and manufacturing company, since 1999. He attended the University of Hawaii and the University of Washington.

Pursuant to an Amended and Restated Voting Agreement, dated April 22, 2004, as amended, among HouseValues, holders of our Series B convertible preferred stock, William Blair Capital Partners VII QP, L.P., William Blair Capital Partners VII, L.P. (collectively, the “WBCP Partnerships”) and certain other shareholders, the number of members of our board of directors has been set at seven. Under the terms of the agreement, specified parties have a right to designate one or more nominees for election to our board of directors, and the parties have agreed to vote or act with respect to their shares so as to elect:

•	HouseValues’ Chief Executive Officer; this board position is currently filled by Mr. Morris.

•	Mr. Powell, or his designee, as long as Mr. Powell continues to own an aggregate of at least 666,667 shares of our capital stock.

•	As long as the individual members of Second Avenue Partners hold an aggregate of at least one third of the shares of our Series B convertible preferred stock originally held by Second Avenue Partners, two individuals designated by the members of Second Avenue Partners; currently, Messrs. Hanauer and Higgins are such representatives on our board of directors.

•	As long as the WBCP Partnerships continue to own an aggregate of at least 2,190,862 shares of our common stock, one individual designated by the WBCP Partnerships; currently Mr. Blank is the WBCP Partnerships’ representative on our board of directors.

•	Two individuals designated by at least 75% of the other members of the board of directors (or at least two directors if the board of directors consists of only three directors); currently Mr. Robison and Mr. Mendenhall serve in such capacity.

The agreement and the rights conveyed therein will terminate upon consummation of this offering.

Board Composition

There are currently seven members of our board of directors. In accordance with the terms of our articles of incorporation to be effective upon completion of this offering our board of directors will be divided into three classes as follows:

•	Class 1 will consist of Messrs. Mendenhall, Morris and Robison, whose terms will expire at our annual shareholders meeting to be held in 2005;

•	Class 2 will consist of Messrs. Blank and Hanauer, whose terms will expire at our annual shareholders meeting to be held in 2006; and

•	Class 3 will consist of Messrs. Higgins and Powell, whose terms will expire at our annual shareholders meeting to be held in 2007.

At each annual meeting of shareholders after the initial classes are established, the successors to directors whose terms expire at that meeting will be elected to serve from the time of election and qualification until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

Board Committees and Corporate Governance

With the exception of Mr. Powell, who formerly served as our President and Chief Executive Officer and currently serves as Chairman of the Board, and Mr. Morris, who currently serves as our President and Chief Executive Officer, respectively, all of our current directors are “independent” as that term is defined in the listing standards of the Nasdaq Stock Market.

The board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Our audit committee is composed of Messrs. Hanauer, Higgins and Robison. The audit committee assists the board of directors by overseeing our accounting and financial reporting processes and the audits of our financial statements and reviewing the financial information to be provided to our shareholders and others. Among other duties specified in its written charter, the audit committee:

•	selects, appoints and oversees the outside auditor, resolves disagreements between management and the outside auditor regarding financial reporting, approves the compensation of the outside auditor, and, as necessary, reviews and approves the discharge of the outside auditor;

•	pre-approves all audit and permissible non-audit services provided by our independent auditors;

•	considers and reviews with management any reports by management regarding the effectiveness of, or any deficiencies in, the design or operation of internal controls, any material weaknesses in internal controls, and any fraud, whether or not material, that involves management or other employees who have a significant role in internal control; and

•	reviews our audited financial statements, filing of reports with the Securities and Exchange Commission and earnings press releases prior to issuance, filing or publication.

Each of the committee members is independent in accordance with applicable Securities and Exchange Commission and Nasdaq listing standards. Our board of directors has determined that Mr. Robison qualifies as an “audit committee financial expert” as defined under applicable rules of the Securities and Exchange Commission, and the other members of our audit committee satisfy the financial literacy requirements for audit committee members under such rules and regulations.

Compensation Committee

Our compensation committee is composed of Messrs. Hanauer, Higgins and Mendenhall, none of whom is a member of our management team. The purpose of the compensation committee is to discharge the responsibilities of the board of directors relating to compensation of our executive officers. The committee has overall responsibility for approving and evaluating compensation plans, policies and programs for our executive officers. Among other duties specified in its written charter, the compensation committee:

•	develops executive compensation philosophy and establishes and annually reviews and approves policies regarding executive compensation programs and practices;

•	reviews and approves corporate goals and objectives relevant to the Chief Executive Officer’s compensation, evaluates the Chief Executive Officer’s performance in light of those goals and objectives and determines the Chief Executive Officer’s compensation based on this evaluation;

•	reviews and approves annual compensation for the other executive officers;

•	establishes and administers annual and long-term incentive compensation plans for executive officers; and

•	administers our 1999 Stock Incentive Plan and 2004 Equity Incentive Plan.

Each of the committee members is independent in accordance with applicable Nasdaq listing standards.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is composed of Messrs. Blank, Mendenhall and Robison, none of whom is a member of our management team. Among the principal functions of the nominating and corporate governance committee are to:

•	identify individuals qualified to become members of the board of directors;

•	approve and recommend director candidates to the board of directors;

•	develop, update as necessary and recommend to the board of directors corporate governance principles and policies applicable to us and monitor compliance with such principles and policies; and

•	establish, coordinate and review with the board of directors criteria and methods for evaluating board effectiveness.

Each of the committee members is independent in accordance with applicable Nasdaq listing standards.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.

Director Compensation

Other than Mr. Mendenhall, none of our directors currently is compensated for service on the board of directors. In connection with Mr. Mendenhall’s appointment to our board of directors in August 2004, we granted him an option to acquire 20,000 shares of common stock at an exercise price equal to the fair market value of our common stock on the date of grant as determined by the board of directors. Such options are subject to a four-year vesting period, with 6.25% vesting at the completion of each quarter, subject to his continued service on the board of directors.

Upon completion of this offering, we intend to implement a director compensation plan to provide non-employee directors who are not serving on behalf of a principal shareholder with appropriate compensation for service on the board of directors and any committee of the board of directors. The amount of such compensation has not been determined, but we anticipate that it will be consistent with amounts paid by comparable public companies.

Executive Compensation

The following table sets forth information concerning the compensation received for services by each person who served as our Chief Executive Officer during the fiscal year ended December 31, 2003, the three other executive officers whose combined salary and bonus exceeded $100,000 for services rendered during the fiscal year ended December 31, 2003, and two persons who would have been included among the four most highly compensated executive officers had such persons served as executive officers as of December 31, 2003.

Summary Compensation Table

		Annual Compensation		Long-Term Compensation Awards
Name and Principal Position	Year	Salary	Bonus	Securities Underlying Options	All Other Compensation
Ian Morris	2003	$196,250	$49,500	435,000	$—
President and Chief Executive Officer
Mark S. Powell (1)	2003	244,798	—	—	—
Chairman of the Board, former President and Chief Executive Officer
Michael Nelson	2003	151,583	70,935	—	—
Chief Technology Officer
Scott Smith	2003	110,352	7,500	—	—
Director of Agent Success
Michael G. Andrews (2)	2003	115,977	6,000	125,000	—
Former Vice President of Sales
Philip Davis (3)	2003	150,000	70,935	—	78,000
Former Executive Vice President of Operations
Robert Schulze (4)	2003	116,666	7,500	—	10,833
Former Vice President of Media

(1)	Mr. Powell served as our Chief Executive Officer until June 2003.
(2)	Mr. Andrews’s employment with us terminated on September 30, 2003.
(3)	Mr. Davis’s employment with us terminated on October 31, 2003. The amount listed in the “All Other Compensation” column consists of (a) $75,000 in severance payments and (b) $3,000 in COBRA payments, each pursuant to Mr. Davis’s transition and consulting agreement, as further described in “Management — Employment Agreements, Termination of Employment and Change in Control Agreements.”
(4)	Mr. Schulze’s employment with us terminated on December 31, 2003. The amount listed in the “All Other Compensation” column consists of $10,833 in severance payments provided under the terms of Mr. Schulze’s separation agreement. Under this agreement, we also loaned Mr. Schulze an aggregate of $60,724, evidenced by a full-recourse promissory note, the proceeds of which were used to exercise previously granted stock options, as further described in “Certain Transactions.”

Option Grants in Last Fiscal Year

The following table sets forth information regarding stock options we granted during the fiscal year ended December 31, 2003 to the executive officers named in the summary compensation table.

Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in 2003 (1)	Exercise Price Per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (2)
					5%	10%
Ian Morris (3)	435,000	41.7%	$2.50	06/25/13	$683,923	$1,733,195
Mark S. Powell	—	—	—	—	—	—
Michael Nelson	—	—	—	—	—	—
Scott Smith	—	—	—	—	—	—
Michael G. Andrews (4)	125,000	12.0	2.50	03/27/13	196,530	498,045
Philip Davis	—	—	—	—	—	—
Robert Schulze	—	—	—	—	—	—

(1)	Based on a total of options to purchase 1,042,000 shares granted to employees during fiscal year 2003.
(2)	The dollar amounts under these columns are the result of calculations at the 5% and 10% rates required by applicable regulations of the Securities and Exchange Commission and are therefore not intended to forecast possible future appreciation, if any, of the common stock price. Assumes all options are exercised at the end of their respective ten-year terms. Actual gains, if any, on stock option exercises depend on the future performance of the common stock and overall stock market conditions, as well as the option holders’ continued employment through the vesting period. The amounts reflected in this table may not be achieved.
(3)	The material terms of Mr. Morris’s options are further described in “Management — Employment Agreements, Termination of Employment and Change in Control Agreements.”
(4)	Mr. Andrews’s employment with us terminated on September 30, 2003. Prior to his termination, Mr. Andrews held options to purchase 125,000 shares of our common stock. These options expired pursuant to their terms.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth information regarding option exercises in the fiscal year ended December 31, 2003 and unexercised stock options held by the executive officers named in the summary compensation table as of December 31, 2003. None of the named executive officers exercised any stock options during fiscal year 2003.

	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End (1)
	Exercisable	Unexercisable	Exercisable	Unexercisable
Ian Morris	297,937	802,063	$	$
Mark S. Powell	—	—
Michael Nelson	243,750	56,250
Scott Smith	15,625	34,375
Michael G. Andrews (2)	—	—
Philip Davis	400,000	—
Robert Schulze	151,811	—

(1)	There was no public trading market for our common stock as of December 31, 2003. Accordingly, as permitted by the rules of the Securities and Exchange Commission, these values have been calculated based on an assumed initial public offering price of $ per share, minus the per share option exercise price, multiplied by the number of shares exercisable upon exercise of the option.
(2)	Mr. Andrews’s employment with us terminated on September 30, 2003. Prior to his termination, Mr. Andrews held options to purchase 125,000 shares of our common stock. These options expired pursuant to their terms.

Employment Agreements, Termination of Employment and Change in Control Agreements

Ian Morris Employment Agreement and Incentive Stock Option Letter Agreement.    On May 13, 2004, we entered into an employment agreement with our Chief Executive Officer, Ian Morris. Under the terms of the agreement, Mr. Morris is entitled to an annual base salary of $210,000, with the ability to earn 30%-75% of his base salary pursuant to our management bonus program, as determined by our board of directors. The agreement provides that Mr. Morris is an at-will employee. If Mr. Morris’s employment is terminated without “cause,” or if he resigns for “good reason,” both as defined in the agreement, he will be entitled to receive the following benefits: (i) termination payments equal to twelve months’ annual base salary payable in 24 semi-monthly installments, (ii) any unpaid base salary that has accrued for services already performed as of the date of termination, (iii) a severance bonus equal to 100% of the most recent annual bonus paid to him, and (iv) continuation of COBRA coverage until termination or expiration in accordance with the terms of our basic health insurance program. In addition, if Mr. Morris resigns for “good reason,” all unvested outstanding options to purchase shares of our common stock granted on or prior to the date of the agreement shall become 100% vested and exercisable on the date of termination. In the event that we terminate his employment without “cause,” all unvested options that would have been exercisable on the fourth quarterly vesting date following his termination shall be deemed vested and exercisable as of the date of termination. Pursuant to an Incentive Stock Option Letter Agreement, dated May 13, 2004, in the event of certain corporate transactions, such as a merger or sale of assets, 50% of the unvested portion of his options will automatically become vested and exercisable and the remaining unvested portion of these options will vest in equal quarterly increments over the shorter of (i) two years immediately following such corporate transaction or (ii) the amount of time remaining under the option’s original vesting schedule.

Philip Davis Transition and Consulting Agreement.    On May 14, 2003, we entered into a transition and consulting agreement with Philip Davis, our former Executive Vice President of Operations. Pursuant to the terms of the agreement, Mr. Davis agreed to continue his employment with HouseValues from May 14, 2003 until such time as we had hired and trained a new chief financial officer, at which point Mr. Davis’s employment would terminate. We agreed to provide Mr. Davis with a monthly salary of $12,500 and continued medical, dental and vision coverage through the date of termination. Provided that he adhere to the terms of the transition and consulting agreement, we agreed to provide Mr. Davis: (i) $12,500 per month through the date of termination (to the extent not already paid), (ii) severance payments of $12,500 per month for a period of six months after the date of termination, (iii) $500 per month in COBRA payments for continued health care coverage for a period of six months after the date of termination, and (iv) immediate vesting of all outstanding options to purchase shares of our common stock that were granted to Mr. Davis on October 20, 2000 and February 26, 2001. Subject to certain conditions, HouseValues also agreed to retain Mr. Davis as a consultant for a non-terminable term of five years at a minimum rate of $400 per quarter.

Stock-Based Plans

1999 Stock Incentive Plan

Our 1999 Stock Incentive Plan, or the 1999 Plan, was initially adopted by our board of directors and approved by our shareholders in November 1999. Upon the effective date of this offering, no further awards will be made under the 1999 Plan. The 1999 Plan provides for the grant of stock options and stock and stock unit awards, which may be granted to officers, directors, employees, consultants, agents, advisors and independent contractors who provide services to us and our affiliated companies.

Administration.    The compensation committee of our board of directors administers the 1999 Plan. Subject to the terms of the 1999 Plan, the plan administrator determines all matters relating to awards granted under the 1999 Plan, including the selection of individuals to be granted awards, the type of awards to be granted, the number of shares subject to an award, and all terms, conditions, restrictions and limitations of awards. In addition, the plan administrator has the authority to interpret the 1999 Plan and to change rules and regulations of general application to the administration of the 1999 Plan.

Number of shares reserved for issuance.    As of June 30, 2004, an aggregate of 4,953,644 shares of common stock are reserved for issuance under the 1999 Plan. As of June 30, 2004, outstanding options to purchase a total of 4,480,655 shares of our common stock were held by participants under the 1999 Plan, and 78,554 shares remained available for grant. In the event of a stock split, stock dividend or similar transaction, the number of shares and the exercise price of outstanding awards will be appropriately adjusted. Shares issued under the 1999 Plan may be authorized and unissued shares or shares now held or subsequently acquired by us.

Stock options.    The 1999 Plan provides for the grant of nonqualified stock options and incentive stock options that are intended to qualify as “incentive stock options” under Section 422 of the Internal Revenue Code. The plan administrator determines the exercise price for stock options, which for incentive stock options generally may not be less than 100% of the fair market value of the common stock on the date of grant. Unless otherwise provided in the instrument evidencing a stock option, stock options granted under the 1999 Plan vest and become exercisable at the rate of 25% on the first anniversary of the vesting commencement date and an additional 6.25% each additional three-month period thereafter, for full vesting four years from the vesting commencement date. Unless otherwise provided in the instrument evidencing a stock option, stock options granted under the 1999 Plan have a term of ten years from the date of grant.

Unless otherwise provided in the instrument evidencing a stock option, if an optionee’s relationship with us or any of our affiliates ceases for any reason other than cause, death, disability or retirement, the optionee may exercise any vested stock options for a period of three months from the date such service relationship ends. Unless otherwise provided in the instrument evidencing a stock option, if an optionee’s service relationship with us or any of our affiliates ceases due to retirement, disability or death, the optionee, or the optionee’s beneficiary, may exercise any vested stock options for a period of one year after the date such service relationship ends. In the event an optionee dies after termination of service but while his or her stock options are otherwise exercisable, the optionee’s beneficiary may exercise vested stock options for a period of one year from the date of death. If an optionee is terminated for cause, his or her stock option will automatically expire, unless the plan administrator determines otherwise. In no event may a stock option be exercised after the expiration of its term, as set forth in the instrument evidencing the stock option.

Optionees may exercise stock options by payment of the exercise price in cash or check or, unless otherwise determined by the plan administrator, by any combination of (i) cash or check, (ii) tendering shares of common stock already owned by the optionee for at least six months (or any shorter period necessary to avoid a charge to our earnings for financial reporting purposes), (iii) if and so long as the common stock is registered, by broker-assisted cashless exercise or (iv) such other consideration as the plan administrator may permit.

Stock awards.    The plan administrator is authorized to make awards of common stock or awards denominated in units of common stock under the 1999 Plan, on such terms and conditions and subject to such restrictions, if any (which may be based on continuous service with us or the achievement of performance goals), as the plan administrator may determine in its sole discretion.

Corporate transactions.    Unless otherwise provided in the instrument evidencing a stock option, in the event of certain corporate transactions, such as a merger or sale of assets, each outstanding stock option will be assumed or substituted for by the successor corporation. In the event the successor corporation refuses to assume or substitute for outstanding stock options, such stock options will become fully vested and exercisable. If awards are assumed, continued or substituted for in the corporate transaction and do not otherwise accelerate, an optionee (i) will be credited with additional vesting on a monthly basis for each full month of employment or service rendered between the date such award was granted and the corporate transaction and (ii) will be credited with an additional six months of continuous employment or service with us or one of our affiliates for purposes of the award’s vesting schedule in the event the optionee’s employment or service relationship terminates within two years following the corporate transaction, unless the optionee is terminated by the successor corporation for cause or the optionee terminates his or her services voluntarily without good reason. Stock options granted to certain of the executive officers named in the Summary Compensation Table are subject to additional acceleration provisions, as described in “Management — Employment Agreements, Termination of Employment and Change in Control Agreements.”

Unless otherwise provided in the instrument evidencing a stock award, in the event of a corporate transaction, the vesting of shares subject to a stock award will accelerate and the forfeiture provisions for such award will lapse, if and to the same extent that the vesting of outstanding stock options accelerates. If unvested stock options are to be assumed, continued or substituted for by the successor corporation without acceleration, the forfeiture provisions to which stock awards are subject will continue with respect to shares of the successor corporation that may be issued in exchange for such shares.

Term, termination and amendment.    The 1999 Plan has no fixed expiration date, but no incentive stock options may be granted more than ten years after the later of the 1999 Plan’s adoption by the board of directors or the adoption by the board of directors of any amendment that constitutes the adoption of a new plan for purposes of Section 422 of the Internal Revenue Code. The board of directors may suspend, terminate or amend the 1999 Plan at any time, except that, to the extent required for compliance with Section 422 of the Internal Revenue Code or any applicable law or regulation, shareholder approval is required for any amendment that would (i) increase the total number of shares available for issuance, (ii) modify the class of persons eligible to receive stock options or (iii) otherwise require shareholder approval under any applicable law or regulation.

2004 Equity Incentive Plan

Our board of directors and shareholders have approved the 2004 Equity Incentive Plan, or the 2004 Plan, which will become effective on the effective date of this offering. The 2004 Plan provides for the grant of stock options, stock appreciation rights, stock awards, restricted stock, stock units, performance shares, performance units and other stock and cash incentives, which may be granted to officers, directors, employees, consultants, agents, advisors and independent contractors who provide services to us and our affiliated companies.

Administration.    The 2004 Plan will be administered by the compensation committee of our board of directors or such other committee or committees selected by our board of directors. The committee will have the authority to administer and interpret the 2004 Plan, including, among other things, the power to select individuals to whom awards will be granted, to determine the types of awards and the number of shares subject to each award, to set the terms and conditions of such awards, to cancel or suspend awards, establish whether and the extent to which awards may be transferred and to establish procedures pursuant to which the payment of awards may be deferred. To the extent permitted by law, our board of directors may delegate to one or more of our senior executive officers the right to grant awards within limits specifically prescribed by our board of directors.

Number of shares reserved for issuance.    The 2004 Plan will authorize the issuance of up to 1,500,000 shares of our common stock, plus an automatic annual increase, to be added on the first day of our fiscal year beginning in 2005, equal to the least of (i) 700,000 shares, (ii) 3% of the outstanding common stock at the end of the immediately preceding year and (iii) a lesser amount as may be determined by our board of directors. In addition, shares available for grant under the 1999 Plan on the effective date of this offering will become available for grant under the 2004 Plan, as will shares subject to options granted under the 1999 Plan outstanding on the effective date of this offering that expire or are otherwise cancelled without being exercised. Shares issued under the 2004 Plan will be drawn from authorized and unissued shares. The committee may adjust the aggregate number of shares or the number of shares subject to awards under the 2004 Plan in the event of a change affecting our common stock, such as stock dividends, stock splits, recapitalization, reorganization or mergers.

Shares of common stock covered by an award granted under the 2004 Plan will not be counted as used unless and until they are actually issued and delivered to a participant. Shares relating to awards granted under the 2004 Plan that lapse, expire, terminate or are canceled, forfeited or settled for cash, or otherwise terminated and shares withheld by or tendered to us in connection with the exercise of an option or other award granted under the 2004 Plan or in connection with the satisfaction of tax withholding obligations relating to awards are available for grant under the 2004 Plan. Awards that we grant as substitute awards in connection with acquisition transactions will not reduce the number of shares authorized for issuance under the 2004 Plan. In addition, in the event an acquired entity has shares available for grant under one or more pre-existing plans not adopted in contemplation of the acquisition, then, to the extent determined by our board of directors or the committee, those shares (as adjusted using the exchange ratio in the transaction, to the extent appropriate) may be used for awards under the 2004 Plan and will not reduce the number of shares authorized for issuance under the 2004 Plan, except that awards using those shares may not be made after the date awards could have been made under the original terms of the pre-existing plans and may only be made to individuals who were not our employees or directors or employees or directors of any of our affiliated companies prior to the acquisition.

Stock options.    The 2004 Plan provides for the grant of nonqualified stock options and incentive stock options that are intended to qualify as “incentive stock options” under Section 422 of the Internal Revenue Code. The committee determines the exercise price for stock options, which for incentive stock options generally may not be less than 100% of the fair market value of the stock on the date of grant, except for awards that we grant as substitute awards in connection with acquisition transactions. The committee will fix the term of each stock option, but unless otherwise specified by the committee, no stock option under the 2004 Plan will be exercisable more than ten years after the stock option is granted. Unless otherwise provided in the instrument evidencing a stock option, 25% of a stock option vests one year after the vesting commencement date and an additional 6.25% of the stock option vests after each additional three-month period of continuous service thereafter, for full vesting after four years.

Optionees may exercise stock options by payment of the exercise price in a form or combination of forms acceptable to the committee, which may include (i) cash, check or wire transfer, (ii) tendering shares of common stock already owned by the optionee for at least six months (or any shorter period necessary to avoid a charge to our earnings for financial reporting purposes), (iii) if and so long as the common stock is registered and to the extent permitted by law, by broker-assisted cashless exercise or (iv) such other consideration as the committee may permit.

Unless otherwise provided in the instrument evidencing a stock option, a participant will generally be able to exercise the vested portion of his or her stock option for (i) three months following his or her termination for reasons other than cause, retirement, death or disability and (ii) one year following his or her termination due to retirement, death or disability. If a participant dies after termination but while a stock option is otherwise exercisable, the participant’s beneficiary will generally be able to exercise the vested portion of the stock option for one year following the participant’s death. If a participant is terminated for cause, all stock options generally will automatically expire. In no event may a stock option be exercised later than the expiration of its term.

Stock appreciation rights.    Stock appreciation rights, or SARs, may be granted alone or in addition to other awards and may, but need not, relate to a specific stock option granted under the 2004 Plan. Upon exercise of a SAR, the holder is entitled to receive the excess of the fair market value of the shares for which the right is exercised over the grant price of the SAR. The committee may impose any conditions or restrictions on the exercise of a SAR as it deems appropriate. Payment upon such exercise may be in cash, stock, in any combination of cash or stock or in any other manner approved by the committee. Any related option will no longer be exercisable to the extent the SAR has been exercised, and the related SAR will generally be canceled to the extent the stock option has been exercised.

Stock awards, restricted stock and stock units.    The committee may grant awards of shares of common stock or awards designated in units of common stock that are subject to repurchase or forfeiture restrictions, if any, which may be based on continuous service with us or the achievement of specified performance criteria, as determined by the committee. Until the lapse of the restrictions, participants may not dispose of their restricted stock. The committee, in its sole discretion, may waive the repurchase or forfeiture period and any other terms, conditions or restrictions on restricted stock and stock units under such circumstances and subject to such terms and conditions as the committee deems appropriate. Stock units may be paid in stock, cash or in a combination of stock and cash.

Performance shares and performance units.    The committee may grant performance shares, which are units valued by reference to shares of our common stock, and performance units, which are units valued by reference to property other than our common stock. Performance criteria relating to any performance share or performance unit award are determined by the committee. Performance share or performance unit awards may be paid in stock, cash or other property or in any combination of cash, stock and other property, in the discretion of the committee.

Other stock or cash awards.    The committee also will be authorized to grant to participants other incentives payable in cash or in shares of common stock subject to terms and conditions determined by the committee.

Corporate transactions.    Unless the committee provides otherwise, in the event of certain corporate transactions, such as a merger or sale of assets, each outstanding stock option, stock appreciation right and restricted stock or stock unit award generally will automatically accelerate and become fully vested and, to the extent applicable, exercisable immediately before the corporate transaction, unless the award is assumed, continued or replaced with a comparable award by the successor entity or the parent of the successor entity. Any stock option, stock appreciation right and restricted stock or stock unit award that is assumed, continued or replaced with a comparable award in the corporate transaction will retain its original vesting schedule. Unless otherwise provided by the committee, in the event of a corporate transaction, all performance shares or performance units earned and outstanding will be payable in full at the target level in accordance with the payout schedule provided in the award agreement, and any remaining performance shares or performance units for which the payout level has not been determined will be prorated at the target payout level up to and including the date of the corporate transaction and will be payable in full at the target level in accordance with the payout schedule provided in the award agreement. Notwithstanding the above, we may instead provide that awards will be terminated and exchanged for cash in connection with a corporate transaction, either to the extent then vested and exercisable or whether or not then vested and exercisable, as determined by the committee in its sole discretion.

Term, termination and amendment.    Unless terminated earlier by our board of directors, the 2004 Plan will terminate ten years after the effectiveness of this offering. Our board of directors or the committee may generally amend, suspend or terminate all or a portion of the 2004 Plan at any time, as long as any rights of a participant are not materially adversely affected without the participant’s consent, subject to shareholder approval to the extent required by law or by Nasdaq Stock Market listing standards or other regulatory requirements. The committee may amend the terms of any award granted, prospectively or retroactively, but cannot materially adversely affect the rights of any participant without the participant’s consent.

401(k) Plan

We maintain a deferred savings retirement plan for our U.S. employees. The deferred savings retirement plan is intended to qualify as a tax-qualified plan under Section 401 of the Internal Revenue Code. Contributions to the deferred savings retirement plan are not taxable to employees until withdrawn from the plan. The deferred savings retirement plan provides that each participant may make pre-tax contributions through payroll deduction up to the maximum amount allowed by law, which is $13,000 in 2004. Under the deferred savings retirement plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the deferred savings retirement plan’s trustee. The deferred savings retirement plan also permits us to make discretionary contributions (including matching contributions), subject to established limits and a vesting schedule. As of June 30, 2004, we have made no contributions under the deferred savings retirement plan.

Limitations on Director and Officer Liability and Indemnification

Our articles of incorporation limit the liability of directors to the fullest extent permitted by the Washington Business Corporation Act as it currently exists or as it may be amended in the future. Consequently, subject to the Washington Business Corporation Act, no director shall be personally liable to us or our shareholders for monetary damages resulting from his or her conduct as one of our directors, except liability for:

•	acts or omissions involving intentional misconduct or knowing violations of law;

•	unlawful distributions; or

•	transactions from which the director personally receives a benefit in money, property or services to which the director is not legally entitled.

Our bylaws also provide that we shall indemnify any individual who is made a party to a proceeding because of that individual’s position as a director or officer or, in certain circumstances, an employee. In addition, we must pay or reimburse reasonable expenses incurred by that individual in advance of the final disposition of the proceeding to the fullest extent permitted by applicable law. Any repeal of or modification to our articles of incorporation or bylaws may not adversely affect any right or protection of a director or officer for or with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal.

In addition, we intend to purchase and maintain a liability insurance policy, pursuant to which our directors and officers may be insured against certain liabilities they incur for serving in their capacities as directors and officers of our company.

We believe that the limitation of liability provision in our articles of incorporation, the indemnification provisions in our bylaws and the liability insurance policy that we intend to purchase will facilitate our ability to continue to attract and retain qualified individuals to serve as our directors and officers.

The limitation of liability and indemnification provisions in our articles of incorporation and bylaws may discourage a shareholder from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our shareholders. A shareholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers pursuant to these limitation of liability and indemnification provisions.

CERTAIN TRANSACTIONS

Mark Powell Sales of Common Stock

WBCP Partnerships

Robert D. Blank, one of our directors, serves as managing director of William Blair Capital Partners, a firm composed of seven limited partnerships, including the WBCP Partnerships. On April 22, 2004, the WBCP Partnerships purchased 6,572,586 shares of our common stock from Mr. Powell, our founder and Chairman of the Board, and Boxstar LLC, a Washington limited liability company of which Mr. Powell and his wife, Jo Powell, are members, at a purchase price of $2.20 per share, or $14,459,689 in the aggregate. Pursuant to a Right of First Refusal and Co-Sale Agreement dated December 18, 2000, holders of our Series B convertible preferred stock were offered the right to purchase or sell shares of common stock as part of this investment by the WBCP Partnerships. In connection with this transaction, we entered into a Stock Purchase Agreement with the WBCP Partnerships, Mr. Powell, and those holders of Series B convertible preferred stock that elected to purchase or sell shares of our common stock under the agreement, culminating in an aggregate transfer of 6,960,314 shares of common stock at an aggregate sale price of $15,312,691. Under the terms of the Stock Purchase Agreement, we granted certain rights to the WBCP Partnerships, including voting, registration, board designation and separate approval rights. Such rights, other than certain registration rights described in “Description of Our Capital Stock,” will terminate upon the completion of this offering.

Second Avenue Partners

Two of our directors, Messrs. Hanauer and Higgins, serve as partners of Second Avenue Partners. Pursuant to a Stock Transfer and Security Agreement dated as of January 29, 2002, Mr. Powell sold 700,000 shares of our common stock to Second Avenue Partners and certain other holders of our Series A and Series B convertible preferred stock at a purchase price of $2.00 per share, or $1,400,000 in the aggregate. In connection with this transaction, Mr. Powell entered into an Escrow Agreement with HouseValues and Second Avenue Partners, pursuant to which he pledged and deposited in escrow 5,600,000 shares of HouseValues common stock to secure his guarantee to each purchaser of a minimum return on each share of at least two times the purchase price for each share purchased. If a liquidity event, including an initial public offering, occurs at a price equal to or exceeding the guaranteed minimum return, all escrowed shares shall be released to Mr. Powell, and the Escrow Agreement shall terminate. The Escrow Agreement was amended and restated in July 2004 in connection with Mr. Powell’s sale of common stock to the WBCP Partnerships, whereby Second Avenue Partners agreed to facilitate the sale by releasing an aggregate of 3,600,000 of the pledged escrowed shares in exchange for the deposit by Mr. Powell of $750,000 into escrow. Mr. Powell granted Second Avenue Partners a first priority interest in the pledged cash. An aggregate of 2,000,000 shares previously pledged by Mr. Powell remain subject to the amended and restated Escrow Agreement. Prior to the final amendment and restatement of the Escrow Agreement, we temporarily held the $750,000 deposit in trust, and all interest earned thereon was credited to the account of Mr. Powell. The Escrow Agreement will terminate upon the completion of this offering, with the shares and funds and all interest thereon returned in full to Mr. Powell.

On August 24, 2004, Second Avenue Partners distributed its shares of HouseValues stock to its partners on a pro rata basis. In connection with this distribution, the Amended and Restated Voting Agreement of April 22, 2004 was amended to provide that so long as the individual partners of Second Avenue Partners hold an aggregate of at least one third of the shares of our Series B convertible preferred stock held by Second Avenue Partners on April 22, 2004, such partners would have the right to designate two members of our board of directors. This voting agreement will terminate upon completion of this offering. We and several of our significant shareholders also agreed with Second Avenue Partners that we would upon the reasonable request of Second Avenue Partners amend the voting agreement and our other principal shareholder agreements to ensure that the rights and obligations of Second Avenue Partners under those agreements would inure to the benefit of and be binding upon the individual partners of Second Avenue Partners.

Robert Schulze Loan

On December 31, 2003, we entered into a separation agreement with Robert Schulze. In connection with this agreement, in exchange for Mr. Schulze’s commitment to extend the terms of certain non-solicitation, non-competition and other agreements from one year to four years, we entered into a Pledge and Security Agreement, dated March 23, 2004, whereby we loaned Mr. Schulze an aggregate amount of $60,724 evidenced by a full-recourse promissory note that was applied to his exercise of previously granted incentive stock options. The principal value of the promissory note, together with interest accrued at a rate equal to the higher of (i) 8% per year and (ii) the rate necessary to avoid imputation of interest for federal income tax purposes, is due and payable on the earlier of December 31, 2007 or the occurrence of a liquidity event (including this offering). As security for repayment of the promissory note, Mr. Schulze granted us a security interest in the shares of common stock obtained through the exercise of his stock options.

Employment of Jo Powell

From October 1999 to January 2004, Jo Powell, the wife of Mark S. Powell, was employed in a variety of positions for HouseValues, including Director of Events, Vice President of Sales, Vice President of Agent Marketing and Director of Sales. We paid Ms. Powell a combined salary and bonus of $93,894 in 2001, $149,583 in 2002, $133,917 in 2003 and $27,500 in 2004. On October 20, 2000, Ms. Powell was also granted an option to purchase 75,000 shares of our common stock at an exercise price of $0.07 per share, which she exercised in full on January 30, 2004.

Employment of Ian Bernard

Ian Bernard, the stepson of Mark S. Powell, has been employed as an Account Executive at HouseValues since July 2000. We paid Mr. Bernard a combined salary and bonus of $44,044 in 2001, $71,965 in 2002, $88,188 in 2003 and $62,120 in the six months ended June 30, 2004. On June 30, 2004, Mr. Bernard was also granted an option to purchase 4,000 shares of our common stock at an exercise price of $2.20 per share.

Consulting Arrangements With Two Directors

On May 4, 2000, we issued a warrant to purchase 166,667 shares of our common stock with an exercise price of $0.50 per share to Mr. Higgins and a warrant to purchase 166,667 shares of our common stock with an exercise price of $0.50 to Mr. Hanauer. The warrants were issued in consideration for consulting services provided to us by Messrs. Higgins and Hanauer. Each warrant vested 30% on the date of issuance, 5% each month for the period from April 1, 2000 to April 1, 2001, and the remaining balance vested on March 31, 2002. Neither Mr. Higgins nor Mr. Hanauer currently provides consulting services to us. See note 11 of notes to our consolidated financial statements for additional details about these warrants.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth certain information regarding beneficial ownership of our common stock as of June 30, 2004, and as adjusted to reflect the sale of common stock in this offering, by:

•	each person or group known by us to own beneficially more than 5% of our common stock;

•	each selling shareholder;

•	each of our directors;

•	executive officers listed in the Summary Compensation Table; and

•	all of our current directors and executive officers as a group.

As of June 30, 2004, assuming conversion of all outstanding shares of preferred stock, we had 18,774,123 shares of common stock outstanding and 54 shareholders of record. Immediately following the completion of this offering, there will be              shares of common stock outstanding. Beneficial ownership is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934. In computing the number of shares beneficially owned by a person or a group and the percentage ownership of that person or group, shares of our common stock subject to options currently exercisable or exercisable within 60 days after June 30, 2004 are deemed outstanding but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. The table below assumes the conversion of all shares of our preferred stock into shares of our common stock immediately prior to the completion of this offering. Except as otherwise indicated in the footnotes to this table and subject to applicable community property laws, each shareholder named in the table is assumed to have sole voting and investment power with respect to the number of shares listed opposite the shareholder’s name. This table assumes no exercise of the underwriters’ over-allotment option. Unless otherwise indicated, the address of each of the individuals and entities named below is: c/o HouseValues, Inc., 15 Lake Bellevue Drive, Suite 100, Bellevue, Washington 98005.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Number of Shares to Be Sold in Offering	Percentage of Shares Beneficially Owned
			Before the Offering	After the Offering
5% Shareholders:
William Blair Capital Partners VII QP, L.P. William Blair Capital Partners VII, L.P.(1) 227 W. Monroe, Suite 3500 Chicago, IL 60606	6,572,586	—	35.0%	%

Selling Shareholders: (2)

Directors and Executive Officers:
Michael G. Andrews	—		—
Robert D. Blank (3)	6,572,586		35.0
Philip Davis (4)	400,000		2.1
Nicolas J. Hanauer (5)	1,833,668		9.7
Frank M. (“Pete”) Higgins (6)	1,606,044		8.5
Richard A. Mendenhall	—		—
Ian Morris (7)	496,062		2.6
Michael Nelson (8)	281,250		1.5
Mark S. Powell (9)	2,869,079		15.3
Mark W. Robison	354,241		1.9
Robert Schulze (10)	151,811		*
Scott Smith (11)	25,000		*
All directors and executive officers as a group (13 persons) (12)	12,495,043		68.3

*	less than one percent.
(1)	Represents 6,328,679 shares of common stock held by William Blair Capital Partners VII QP, L.P. and 243,907 shares of common stock held by William Blair Capital Partners VII, L.P. William Blair Capital Management VII, L.P. is the general partner of William Blair Capital Partners VII QP, L.P. and William Blair Capital Partners VII, L.P.
(2)	If the underwriters’ over-allotment option is exercised in full, the total shares sold would be .
(3)	Represents 6,328,679 shares of common stock held by William Blair Capital Partners VII QP, L.P. and 243,907 shares of common stock held by William Blair Capital Partners VII, L.P. Mr. Blank is a managing director of William Blair Capital Management VII, L.P. and, in this capacity, could be deemed to have beneficial ownership of the shares owned by William Blair Capital Partners VII QP, L.P. and William Blair Capital Partners VII, L.P.
(4)	Represents shares of common stock issuable upon the exercise of options that are exercisable within 60 days of June 30, 2004.
(5)	Includes 166,667 shares of common stock issuable upon exercise of a fully vested warrant.
(6)	Includes 166,667 shares of common stock issuable upon exercise of a fully vested warrant.
(7)	Represents shares of common stock issuable upon the exercise of options that are exercisable within 60 days of June 30, 2004.
(8)	Represents shares of common stock issuable upon the exercise of options that are exercisable within 60 days of June 30, 2004.
(9)	Represents 686,412 shares of common stock held by Boxstar, LLC, a Washington limited liability company of which Mark S. Powell is a co-member, and 75,000 shares of common stock issued in the name of Mr. Powell’s spouse. Includes 2,000,000 shares subject to an escrow agreement, as described more fully in “Certain Transactions.”
(10)	All shares held by Mr. Schulze are subject to a Pledge and Security Agreement in favor of HouseValues as security for the repayment of a full-recourse promissory note issued by HouseValues in the aggregate amount of $60,724, as described in “Certain Transactions.”
(11)	Represents shares of common stock issuable upon the exercise of options that are exercisable within 60 days of June 30, 2004.
(12)	Includes 1,213,146 shares of common stock subject to options and warrants exercisable within 60 days of June 30, 2004.

DESCRIPTION OF OUR CAPITAL STOCK

Prior to the consummation of this offering, our authorized capital stock consists of 40,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. Immediately following the consummation of this offering, our authorized capital stock will consist of 120,000,000 shares of common stock, $0.001 par value per share, and 30,000,000 shares of preferred stock, $0.001 par value per share. The following summary of some of the provisions of the common stock and preferred stock is not complete and may not contain all the information you should consider before investing in the common stock. You should read carefully our articles of incorporation and bylaws to be effective after completion of this offering, which are included as exhibits to the registration statement of which this prospectus is a part.

Common Stock

As of June 30, 2004, assuming conversion of all outstanding shares of preferred stock, we had 18,774,123 shares of common stock outstanding and 54 shareholders of record. Following this offering, there will be              shares of common stock outstanding, (assuming (i) exercise of all outstanding warrants, (ii) no exercise of the underwriters’ over-allotment option and (iii) no exercise of outstanding options to acquire common stock after June 30, 2004). The holders of common stock are entitled to one vote per share on all matters to be voted on by the shareholders. Subject to preferences of any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably any dividends the board of directors declares out of funds legally available for the payment of dividends. If we are liquidated, dissolved or wound up, the holders of common stock are entitled to share pro rata all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable.

Preferred Stock

Immediately prior to the completion of this offering, each outstanding share of Series A and Series B convertible preferred stock will be converted into one share of common stock. Thereafter, pursuant to our articles of incorporation, the board of directors will have the authority, without further action by the shareholders, to issue up to 30,000,000 shares of preferred stock in one or more series. The board of directors also has the authority to fix the designations, powers, preferences, privileges and relative, participating, optional or special rights and the qualifications, limitations or restrictions of any preferred stock issued, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. The board of directors, without shareholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms that could delay or prevent a change in control of HouseValues or make removal of management more difficult. Additionally, the issuance of preferred stock may decrease the market price of the common stock and may adversely affect the voting and other rights of the holders of common stock. We have no plans at this time to issue any preferred stock.

Warrants

As of June 30, 2004, we had outstanding warrants to purchase an aggregate of 666,668 shares of our common stock at an exercise price of $0.50 per share. In connection with this offering, the warrant holders are entitled to written notice from us at least 20 business days before the proposed closing date of this offering, and, to the extent not exercised, such warrants shall terminate at the closing of this offering.

Registration Rights

Pursuant to our Amended and Restated Investors’ Rights Agreement, dated April 22, 2004, among holders of our Series B convertible preferred stock, the WBCP Partnerships and certain other shareholders and us, the holders of an aggregate of 10,916,244 shares of our capital stock are entitled to registration rights under the Securities Act of 1933 with respect to their shares if we propose to register any of our common stock (including pursuant to this offering). Such holders are entitled to notice of the registration and to include shares of common stock in the registration at our expense. In addition, (i) beginning six months after the completion of this offering, the holders of at least 20% of the shares subject to the agreement then outstanding and (ii) beginning on April 22, 2010, holders of a majority of the shares currently held by the WBCP Partnerships will be entitled to require us to file a registration statement under the Securities Act at our expense; provided that the proposed aggregate offering price, net of underwriting discounts and commissions, is at least $4 million. Furthermore, holders of at least 30% of the shares subject to the agreement may require us to file additional registration statements on Form S-3 at our expense; provided, in each case, that the proposed aggregate offering price, net of underwriting discounts and commissions, is at least $750,000. All of these registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in certain registrations.

Antitakeover Effects of Certain Provisions of Articles of Incorporation, Bylaws and Washington Law

Issuance of preferred stock.    As noted above, our board of directors, without shareholder approval, has the authority under our articles of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change in control or to make removal of management more difficult.

Election and removal of directors.    Upon completion of this offering, our articles of incorporation will provide for the division of our board of directors into three classes, as nearly as equal in number as possible, with the directors in each class serving for three-year terms, and one class being elected each year by our shareholders. In addition, our directors will be removable only for cause and, subject to certain exceptions, any vacancies on the board of directors shall be filled only by the affirmative vote of a majority of the directors then in office. Because this system of electing, appointing, removing and replacing directors generally makes it more difficult for shareholders to replace a majority of the board of directors, it may discourage a third party from making a tender offer or otherwise attempting to gain control of us and may maintain the incumbency of the board of directors.

Approval for certain business combinations.    Upon completion of this offering, our articles of incorporation will require that certain business combinations, including a merger, share exchange and the sale, lease, exchange, mortgage, pledge, transfer or other disposition or encumbrance of a substantial part of assets other than in the usual and regular course of business, be approved by the holders of not less than two-thirds of the outstanding shares, unless such a business combination has been approved by a majority of the “continuing directors” of our board of directors, in which case the affirmative vote required shall be a majority of the outstanding shares. Our articles of incorporation to be effective upon completion of this offering define a “continuing director” as any member of the board of directors who was a member of the board of directors on August 25, 2004 or who is elected to the board of directors after August 25, 2004 upon the recommendation of a majority of the continuing directors voting separately and as a subclass of directors on such recommendation.

Shareholder meetings.    Upon completion of this offering, our articles of incorporation and bylaws will provide that our shareholders may call a special meeting only upon the request of holders of at least 25% of the outstanding shares entitled to vote at such meeting. Additionally, the board of directors, the chairman of the board and the president may call special meetings of shareholders.

Requirements for advance notification of shareholder nominations and proposals.    Upon completion of this offering, our bylaws will contain advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee thereof.

Amendment of bylaws.    Our articles of incorporation and bylaws provide that shareholders can amend the bylaws only upon the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of the capital stock entitled to vote generally in the election of directors, voting together as a single class.

Washington law.    Washington law imposes restrictions on certain transactions between a corporation and certain significant shareholders. The Washington Business Corporation Act generally prohibits a “target corporation” from engaging in certain “significant business transactions” with an “acquiring person,” which is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation, for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the time of the acquisition. Such prohibited transactions include, among other things,

•	a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

•	termination of 5% or more of the employees of the target corporation employed in Washington as a result of the acquiring person’s acquisition of 10% or more of the shares; and

•	allowing the acquiring person to receive any disproportionate benefit as a shareholder.

After the five-year period, a “significant business transaction” may occur if it complies with “fair price” provisions specified in the statute. A corporation may not “opt out” of this statute. This provision may have the effect of delaying, deterring or preventing a change in control of our company.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

Nasdaq National Market Listing

We have applied to have our common stock quoted on the Nasdaq National Market under the symbol “SOLD.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Therefore, future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect prevailing market prices and our ability to raise equity capital in the future.

Upon completion of this offering, we will have              shares of common stock outstanding, assuming (i) exercise of all outstanding warrants, (ii) no exercise of options after June 30, 2004 and (iii) conversion of all shares of outstanding preferred stock. Of these shares, the              shares sold in this offering, plus any shares issued upon exercise of the underwriters’ over-allotment option, will be freely tradable without restriction or registration under the Securities Act, except for shares purchased by any of our existing “affiliates,” which generally includes officers, directors or 10% shareholders, as that term is defined in Rule 144 under the Securities Act. The remaining              shares of common stock held by existing shareholders are “restricted securities” within the meaning of Rule 144 under the Securities Act. These shares may be sold in the public market only if registered, or if they qualify for an exemption from registration under Rule 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below.

Including our directors and officers, holders of a total of approximately              shares of common stock (including shares issuable upon automatic conversion of our outstanding preferred stock) have entered into lock-up agreements generally providing that they will not, for a period of 180 days after the date of this prospectus, subject to certain exceptions, without the prior written consent of Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. offer, sell, contract to sell, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exchangeable or exercisable for common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such shares of common stock, whether any such transaction is to be settled by the delivery of the shares of common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge, purchase, grant or disposition, or to enter into any such transaction, swap, hedge or other arrangement. However, in the event that either (i) during the last 17 days of the lock-up period, we release earnings results or material news or a material event relating to us occurs or (ii) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, then, if we, Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. mutually agree, the expiration of the lock-up period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable. We have entered into a similar agreement with the underwriters of this offering, and holders of common stock issued upon exercise of stock options have agreed to similar market stand-off provisions. See “Underwriting.” As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up and market stand-off agreements will not be eligible for sale until these agreements expire or are waived by Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. Taking into account the lock-up and market stand-off agreements, and assuming Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. do not release any parties from these agreements, and that there is no extension of the lock-up period, the following shares will be eligible for sale in the public market at the following times:

•	Beginning on the effective date of this offering, only the shares sold in this offering will be immediately available for sale in the public market.

•	Beginning 180 days after the effective date of this offering, the anticipated expiration date for the lock-up and market stand-off agreements, assuming no extension of the expiration date, approximately shares will be eligible for sale pursuant to Rules 144, 144(k) and 701.

•	An additional shares will become eligible for sale pursuant to Rule 144 beginning approximately one year after the date of this prospectus. Shares eligible to be sold by affiliates pursuant to Rule 144 are subject to volume restrictions as described below.

In general, under Rule 144 as currently in effect, and beginning after the expiration of the lock-up and market stand-off agreements, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of our then outstanding shares of common stock (approximately shares immediately after this offering); or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 also are subject to manner of sale provisions, notice requirements and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. To the extent that shares were acquired from one of our affiliates, the holding period for purposes of effecting a sale of such shares under Rule 144 commences on the date of transfer from the affiliate. For shares of common stock received upon conversion of outstanding preferred stock, the Rule 144 holding period commences on the date the shareholder acquired the preferred stock surrendered in the conversion.

The holders of 10,916,244 shares of our capital stock are entitled to various rights with respect to the registration of their shares of common stock for offer or sale to the public, pursuant to an Amended and Restated Investors’ Rights Agreement. If these holders, by exercising their registration rights, cause a large number of shares to be registered and freely tradable in the public market, the sales could have a material adverse effect on the market price of our common stock. See “Description of Our Capital Stock — Registration Rights.”

As a result of the lock-up and market stand-off agreements, persons holding stock options may not sell shares acquired upon exercise until 180 days after the effective date of this offering, assuming no extension of the lock-up period. Beginning 180 days after the effective date, any of our directors, officers, employees, consultants or advisors who purchased shares from us pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that persons other than affiliates may sell shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144.

As of June 30, 2004, options to purchase a total of 4,480,655 shares of common stock pursuant to our 1999 Plan were outstanding, of which 2,224,108 were exercisable. We intend to file a registration statement under the Securities Act as promptly as possible after the completion of this offering to register shares to be issued pursuant to the 1999 Plan and the 2004 Plan. The registration statement is expected to become effective immediately upon filing, and shares covered by the registration statement will then become eligible for sale in the public markets. As a result, shares issued pursuant to such plans after the effectiveness of the registration statement will be freely tradable in the public market, subject to certain Rule 144 limitations applicable to affiliates, vesting restrictions and expiration of lock-up or market stand-off agreements.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                     2004, we and the selling shareholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC and J.P. Morgan Securities Inc., as joint book-running managers, are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston LLC
J.P. Morgan Securities Inc.
Piper Jaffray & Co.
Thomas Weisel Partners LLC
Pacific Crest Securities Inc.

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We and the selling shareholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to              additional shares from us and an aggregate of              additional outstanding shares from the selling shareholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per share. The underwriters and selling group members may allow a discount of $             per share on sales to other brokers or dealers. After the initial public offering, the underwriters may change the public offering price and concession and discount to brokers and dealers.

The following table summarizes the compensation and estimated expenses we and the selling shareholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us
Underwriting discounts and commissions paid by the selling shareholders
Expenses payable by the selling shareholders

The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed that we will not, for a period of 180 days after the date of this prospectus, offer, sell, contract to sell, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, purchase, grant or disposition or filing, without the prior written consent of Credit Suisse First Boston LLC and J.P. Morgan Securities Inc., except (1) issuances of common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding on the date of this prospectus, (2) grants of employee stock options pursuant to the terms of a plan in effect on the date hereof, and (3) issuances of common stock pursuant to the exercise of such options. However, in the event that either (i) during the last 17 days of the lock-up period, we release earnings results or material news or a material event relating to us occurs or (ii) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, then, if we, Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. mutually agree, the expiration of the lock-up period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable.

Our officers and directors and existing shareholders, including the selling shareholders, have agreed that they will not, for a period of 180 days after the date of this prospectus, offer, sell, contract to sell, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge, purchase, grant or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. However, in the event that either (1) during the last 17 days of the lock-up period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, then, if we, Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. mutually agree, the expiration of the lock-up period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable.

We and the selling shareholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We intend to apply to list the shares of common stock on the Nasdaq National Market under the symbol “SOLD.”

There has been no public market for our common stock prior to this offering. We and the underwriters will negotiate the initial public offering price. The factors that will be considered include:

•	prevailing market conditions;

•	the history of and prospects for our industry;

•	an assessment of our management;

•	our present operations;

•	our historical results of operations;

•	the trend of our revenues and earnings; and

•	our earnings prospects.

We and the underwriters will consider these and other relevant factors in relation to the price of similar securities of generally comparable companies. Neither we nor the selling shareholders nor the underwriters can assure investors that an active trading market will develop for our common stock, or that our common stock will trade in the public market at or above the initial public offering price.

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering, and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of our common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of our common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of our common stock.

Representations of Purchasers

By purchasing our common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase our common stock without the benefit of a prospectus qualified under those securities laws;

•	where required by law, the purchaser is purchasing as principal and not as agent; and

•	the purchaser has reviewed the text above under “Resale Restrictions.”

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages or, while still the owner of the shares, for rescission against us and the selling shareholders in the event that this circular contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling shareholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser, and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling shareholders will have no liability. In the case of an action for damages, we and the selling shareholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied on. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling shareholders may be located outside Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside Canada.

Taxation and Eligibility for Investment

Canadian purchasers of our common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in our common stock in their particular circumstances and about the eligibility of our common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

Perkins Coie LLP, Seattle, Washington, will pass upon the validity of our common stock. The underwriters are being represented by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Seattle, Washington. TWB Investment Partnership and TWB Investment Partnership L.P., entities affiliated with Perkins Coie LLP, beneficially own 192,629 shares of our common stock and 100,000 shares of our Series A convertible preferred stock.

EXPERTS

The consolidated financial statements of HouseValues, Inc. as of December 31, 2002 and 2003 and June 30, 2004, and for each of the years in the three-year period ended December 31, 2003 and for the six months ended June 30, 2004, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered in this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits for that information. With respect to references made in this prospectus to any contract or other document of HouseValues, such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including exhibits and any schedule filed therewith, and obtain copies of such materials at prescribed rates, at the Securities and Exchange Commission’s Public Reference Room in Room 1024, Judiciary Plaza, 450 Fifth Street NW, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as HouseValues, that file electronically with the Securities and Exchange Commission.

HOUSEVALUES, INC.

AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors

HouseValues, Inc.:

We have audited the accompanying consolidated balance sheets of HouseValues, Inc. and subsidiaries as of December 31, 2002 and 2003 and June 30, 2004, and the related consolidated statements of income, redeemable convertible preferred stock and shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2003 and for the six-month period ended June 30, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HouseValues, Inc. and subsidiaries as of December 31, 2002 and 2003 and June 30, 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003 and for the six-month period ended June 30, 2004, in conformity with U.S. generally accepted accounting principles.

/S/    KPMG LLP

Seattle, Washington

August 31, 2004

HouseValues, Inc.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31,		As of June 30, 2004
	2002	2003	Actual	Pro Forma
				(unaudited)
Assets
Current assets:
Cash and cash equivalents	$3,077	$7,181	$1,161
Short-term investments	2,994	—	12,000
Accounts receivable, net of allowance of $28, $32 and $7, respectively	204	9	7
Prepaid advertising	432	260	147
Prepaid expenses and other current assets	122	242	278
Deferred income taxes	47	66	47

Total current assets	6,876	7,758	13,640
Property and equipment, net	1,339	1,331	1,223
Goodwill	—	—	245
Intangible assets, net	25	1,028	1,437
Restricted cash	—	400	275
Deferred income taxes	—	—	79

Total assets	$8,240	$10,517	$16,899

Liabilities, Redeemable Convertible Preferred Stock and Shareholders’ Equity
Current liabilities:
Accounts payable	$161	$660	$265
Accrued compensation and benefits	831	961	1,213
Accrued expenses and other current liabilities	220	630	2,301
Deferred revenue	18	300	549
Income taxes payable	31	11	151

Total current liabilities	1,261	2,562	4,479
Deferred income taxes	86	57	—
Redeemable convertible preferred stock, Series A, par value $0.001 per share; authorized 4,000,000 shares; issued and outstanding 4,000,000 shares at December 31, 2002 and 2003 and June 30, 2004 and no shares pro forma; aggregate liquidation preference $2,000 as of December 31, 2002 and 2003 and June 30, 2004	1,888	1,888	1,888
Redeemable convertible preferred stock, Series B, par value $0.001 per share; authorized 3,750,000 shares; issued and outstanding 2,922,688 shares at December 31, 2002 and 2003, 2,787,688 shares at June 30, 2004 and no shares pro forma; aggregate liquidation preference of $2,338 as of December 31, 2002 and 2003 and $2,230 as of June 30, 2004	2,297	2,297	2,191
Commitments and contingencies (see Note 8)
Shareholders’ equity:
Common stock, par value $0.001 per share, stated at amounts paid in; authorized 40,000,000 shares; issued and outstanding 11,296,437, 11,582,186 and 11,986,435 shares at December 31, 2002 and 2003 and June 30, 2004, respectively, and 18,774,123 shares pro forma	485	632	1,808	$5,887
Deferred stock-based compensation	(137)	(53)	(504)	(504)
Notes receivable from shareholders	(1)	(1)	(61)	(61)
Retained earnings	2,361	3,135	7,098	7,098

Total shareholders’ equity	2,708	3,713	8,341	$12,420

Total liabilities, redeemable convertible preferred stock and shareholders’ equity	$8,240	$10,517	$16,899

See accompanying notes to consolidated financial statements.

HouseValues, Inc.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

	Year ended December 31,			Six months ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
Revenues	$11,224	$21,748	$25,103	$11,597	$20,473
Expenses:
Sales and marketing	6,336	11,031	11,485	4,919	9,352
Technology and product development	983	1,240	2,024	853	1,506
General and administrative	2,434	3,758	4,639	1,997	2,699
Depreciation and amortization of property and equipment (1)	209	479	728	340	389
Amortization of intangible assets	12	15	298	8	381
Stock-based compensation (2)	130	128	84	44	76

Total expenses	10,104	16,651	19,258	8,161	14,403

Income from operations	1,120	5,097	5,845	3,436	6,070
Interest income	30	65	72	36	41

Income before income tax expense (benefit)	1,150	5,162	5,917	3,472	6,111
Income tax expense (benefit)	(427)	1,758	2,143	1,258	2,148

Net income	1,577	3,404	3,774	2,214	3,963
Redeemable convertible preferred stock dividends	—	—	(1,138)	(1,138)	—

Net income available to shareholders	$1,577	$3,404	$2,636	$1,076	$3,963

Earnings per share:
Basic	$0.09	$0.19	$0.21	$0.10	$0.21

Diluted	$0.08	$0.17	$0.18	$0.08	$0.19

Pro forma basic (unaudited)			$0.21		$0.21

Number of shares used in per share calculations:
Basic	11,223	11,268	11,339	11,320	11,680

Diluted	19,204	20,496	20,548	13,608	20,771

Pro forma basic (unaudited)			18,262		18,552

(1)	Depreciation and amortization of property and equipment is allocated as follows:

	Year ended December 31,			Six months ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
Technology and product development	$72	$239	$403	$196	$169
General and administrative	137	240	325	144	220

	$209	$479	$728	$340	$389

(2)	Stock-based compensation is allocated as follows:

	Year ended December 31,			Six months ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
Sales and marketing	$32	$32	$21	$11	$11
Technology and product development	60	59	39	20	21
General and administrative	38	37	24	13	44

	$130	$128	$84	$44	$76

See accompanying notes to consolidated financial statements.

HouseValues, Inc.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY

(In thousands, except share data)

	Redeemable convertible preferred stock, Series A		Redeemable convertible preferred stock, Series B		Common stock		Deferred stock-based compensation	Notes receivable from shareholders	Retained earnings (Accumulated deficit)	Total shareholders’ equity (deficit)
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2000	4,000,000	$1,888	2,672,688	$2,102	11,200,000	$477	$(395)	$(1)	$(2,620)	$(2,539)
Issuance of redeemable convertible preferred stock, Series B	—	—	250,000	195	—	—	—	—	—	—
Exercises of stock options	—	—	—	—	45,000	4	—	—	—	4
Value of warrants issued to nonemployees	—	—	—	—	—	49	—	—	—	49
Amortization of deferred stock-based compensation, net of forfeitures for terminated employees	—	—	—	—	—	(63)	144	—	—	81
Net income	—	—	—	—	—	—	—	—	1,577	1,577

Balance at December 31, 2001	4,000,000	1,888	2,922,688	2,297	11,245,000	467	(251)	(1)	(1,043)	(828)
Exercises of stock options	—	—	—	—	51,437	4	—	—	—	4
Value of warrants issued to nonemployees	—	—	—	—	—	29		—	—	29
Amortization of deferred stock-based compensation, net of forfeitures for terminated employees	—	—	—	—	—	(15)	114	—	—	99
Net income	—	—	—	—	—	—	—	—	3,404	3,404

Balance at December 31, 2002	4,000,000	1,888	2,922,688	2,297	11,296,437	485	(137)	(1)	2,361	2,708
Convertible preferred stock, Series A dividends declared and paid ($0.1645 per share)	—	—	—	—	—	—	—	—	(658)	(658)
Convertible preferred stock, Series B dividends declared and paid ($0.1645 per share)	—	—	—	—	—	—	—	—	(480)	(480)
Common stock dividends declared and paid ($0.1645 per share)	—	—	—	—	—	—	—	—	(1,862)	(1,862)
Restricted stock issued in Soar Solutions, Inc. acquisition	—	—	—	—	200,000	—	—	—	—	—
Value of restricted stock vested from Soar Solutions, Inc. acquisition	—	—	—	—	—	110	—	—	—	110
Exercises of stock options	—	—	—	—	28,749	8	—	—	—	8
Exercises of warrants	—	—	—	—	57,000	29	—	—	—	29
Amortization of deferred stock-based compensation	—	—	—	—	—	—	84	—	—	84
Net income	—	—	—	—	—	—	—	—	3,774	3,774

Balance at December 31, 2003	4,000,000	1,888	2,922,688	2,297	11,582,186	632	(53)	(1)	3,135	3,713
Conversion of redeemable convertible preferred stock, Series B to common	—	—	(135,000)	(106)	135,000	106	—	—	—	106
Value of restricted stock vested from Soar Solutions, Inc. acquisition	—	—	—	—	—	463	—	—	—	463
Exercises of stock options	—	—	—	—	117,438	19	—	—	—	19
Issuance of shareholder note	—	—	—	—	151,811	61	—	(61)	—	—
Payment of shareholder note	—	—	—	—	—	—	—	1	—	1
Deferred stock-based compensation related to options granted to employees	—	—	—	—	—	527	(527)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	76	—	—	76
Net income	—	—	—	—	—	—	—	—	3,963	3,963

Balance at June 30, 2004	4,000,000	$1,888	2,787,688	$2,191	11,986,435	$1,808	$(504)	$(61)	$7,098	$8,341

See accompanying notes to consolidated financial statements.

HouseValues, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended December 31,			Six months ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
Cash flows from operating activities:
Net income	$1,577	$3,404	$3,774	$2,214	$3,963
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	209	479	728	340	389
Amortization of intangible assets	12	15	298	8	381
Stock-based compensation	130	128	84	44	76
Deferred income tax expense (benefit)	(427)	466	(48)	42	(117)
Changes in certain assets and liabilities, net of Soar Solutions, Inc. acquisition
Accounts receivable	(81)	(107)	195	176	2
Prepaid advertising	(76)	(139)	172	334	113
Prepaid expenses and other current assets	(104)	95	(120)	(19)	(36)
Accounts payable	(91)	50	499	(29)	(395)
Accrued compensation and benefits	373	433	130	(182)	252
Accrued expenses and other current liabilities	94	(13)	410	136	607
Deferred revenue	26	(32)	282	32	249
Income taxes payable	—	31	(20)	435	140

Net cash provided by operating activities	1,642	4,810	6,384	3,531	5,624

Cash flows from investing activities:
Purchases of short-term investments	—	(2,994)	(1,500)	(1,500)	(12,000)
Sales of short-term investments	—	—	4,494	2,994	—
Change in restricted cash	—	—	(400)	(525)	125
Purchases of property and equipment	(594)	(1,053)	(695)	(264)	(281)
Purchases of intangible assets	(1)	(20)	(65)	—	—
Acquisition of Soar Solutions, Inc., net of cash acquired	—	—	(1,010)	(885)	(258)

Net cash provided by (used in) investing activities	(595)	(4,067)	824	(180)	(12,414)

Cash flows from financing activities:
Repayment of note payable	—	—	(141)	—	—
Cash held for third party common stock transaction (see Note 15)	—	—	—	—	750
Net proceeds from issuance of redeemable convertible preferred stock, Series B	195	—	—	—	—
Proceeds from exercises of stock options and warrants	4	4	37	16	19
Proceeds from repayment of note receivable from shareholder	—	—	—	—	1
Redeemable convertible preferred stock dividends	—	—	(1,138)	(1,138)	—
Common stock dividend	—	—	(1,862)	(1,862)	—

Net cash provided by (used in) financing activities	199	4	(3,104)	(2,984)	770

Net increase in cash and cash equivalents	1,246	747	4,104	367	(6,020)
Cash and cash equivalents at beginning of period	1,084	2,330	3,077	3,077	7,181

Cash and cash equivalents at end of period	$2,330	$3,077	$7,181	$3,444	$1,161

Supplemental disclosures of cash flow information:
Cash paid during the period for income taxes	$—	$1,261	$2,163	$735	$2,008
Supplemental disclosures of noncash investing and financing activities:
Value of common stock vested in connection with acquisition of Soar Solutions, Inc.	$—	$—	$110	$—	$455
Conversion of redeemable convertible preferred stock, Series B to common stock	$—	$—	$—	$—	$106
Accrued earn-out payments related to Soar Solutions, Inc. acquisition	$—	$—	$—	$—	$314
Note payable assumed in acquisition	$—	$—	$141	$141	$—
Note receivable from shareholder	$—	$—	$—	$—	$61

See accompanying notes to consolidated financial statements.

HouseValues, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information for the six months ended June 30, 2003 is unaudited)

(1)    The Company and Summary of Significant Accounting Policies

Nature of Operations

HouseValues, Inc. was incorporated in Bellevue, Washington in May 1999. HouseValues provides an innovative marketing solution that enables residential real estate agents to capture and cultivate leads, and convert these leads into closed transactions. The integrated product and service offering combines leads generated from HouseValues.com and JustListed.com web sites with an online prospect management system and personalized coaching and training to help agent customers increase lead conversion.

Basis of Consolidation

The consolidated financial statements include the financial statements of HouseValues and its wholly owned subsidiaries HouseValues, LLC and Soar Solutions, Inc. (collectively, the Company). All significant inter-company balances and transactions have been eliminated in consolidation.

Unaudited Interim Financial Results

The accompanying interim consolidated statement of income and the consolidated statement of cash flows for the six months ended June 30, 2003 are unaudited. The interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s results of operations and cash flows for the six months ended June 30, 2003. The financial data and other information disclosed in these notes to consolidated financial statements related to the six months ended June 30, 2003 are unaudited.

Unaudited Pro Forma Balance Sheet

The unaudited pro forma balance sheet has been presented to give effect to the conversion of redeemable convertible preferred stock into common stock upon the closing of the Company’s initial public offering on an if-converted basis as of June 30, 2004. The unaudited pro forma balance sheet does not give effect to the offering proceeds.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and the accompanying notes. Actual results could differ materially from these estimates.

On an ongoing basis, the Company evaluates its estimates, including those related to the fair value of acquired intangible assets and goodwill, the useful lives of intangible assets and property and equipment, the value of common stock for the purpose of determining stock-based compensation, acquisition consideration, and certain tax liabilities among others. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable. The results of these assumptions form the basis for making judgments about the carrying values of assets and liabilities.

The Company has granted stock options at exercise prices equal to the value of the underlying stock as determined by its board of directors on the date of option grant. For purposes of financial accounting for employee stock-based compensation, management has applied hindsight within the six-month period ended

HouseValues, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the six months ended June 30, 2003 is unaudited)

June 30, 2004 to arrive at reassessed values for the shares underlying the options and issued under other transactions that are higher than the values determined by the board. These reassessed values were determined based on a number of factors, including input from advisors, the Company’s historical and forecasted operating results and cash flows, and comparisons to publicly held companies. The reassessed values were used to determine the amount of stock-based compensation recognized related to stock and stock option grants to employees during 2004 (see Note 12), and the purchase price related to the earn-outs in connection with the Company’s acquisition of Soar Solutions, Inc. (see Note 2).

Revenue Recognition

The Company derives substantially all its revenue from residential real estate agents that pay monthly fixed fees for a suite of services. These services include a monthly bundle of exclusive leads on prospective home buyers and sellers, Market Leader, a hosted software tool for managing prospects, and access to training and coaching programs. The Company recognizes revenue under the provisions of Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition, when persuasive evidence of an agreement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is probable. Payments received in advance of services being rendered are recorded as deferred revenue and recognized on a straight-line basis over the service period.

Revenue from other sources includes services charged for initial set-up fees, marketing materials, seminar attendance and penalties for early termination. Initial set-up fees are deferred and recognized over the estimated average subscriber life, which approximates 17 months at June 30, 2004. Revenue from these sources is not significant for any periods presented.

Sales and Marketing

Sales and marketing expenses consist primarily of online and television advertising, as well as salaries, commissions and related expenses for our sales and marketing staff. Other expenses include customer referral fees, as well as public relations efforts and corporate communications.

The Company expenses advertising costs, which relate mainly to television and Internet advertising, as incurred. Advertising expense is included in sales and marketing expense and was $3,611,000, $6,467,000 and $4,521,000 for the years ended December 31, 2001, 2002 and 2003, respectively, and $2,213,000 and $3,631,000 for the six months ended June 30, 2003 and 2004, respectively.

Technology and Product Development

Technology and product development expenses consist primarily of salaries and related expenses for employees responsible for the research and development of new services, as well as maintenance and improvements to existing services. Also included are license fees, maintenance costs, Internet connectivity and hosting costs.

General and Administrative

General and administrative costs consist primarily of salaries and related expenses for executive, accounting, billing and human resources personnel. These costs also include credit card fees, insurance and professional fees, rent and related expenses. Professional fees primarily consist of outside legal, audit and business consulting fees.

HouseValues, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the six months ended June 30, 2003 is unaudited)

Reclassifications

Prior period financial statement amounts have been reclassified to conform with current period presentation.

Classification of Redeemable Convertible Preferred Stock

The accompanying consolidated financial statements reflect a change to previously issued financial statements as it relates to the classification of the Company’s redeemable convertible preferred stock. In its previously issued financial statements, the Company classified convertible preferred stock as a component of shareholders’ equity. For reasons further discussed in Note 10, the Company has reclassified the convertible preferred stock outside of permanent shareholders’ equity to comply with SEC rules and regulations.

Stock-Based Compensation

The Company applies the intrinsic-value based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including Financial Accounting Standards Board (FASB) Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion 25. Under this method, compensation expense related to employee stock options is recorded if, on the date of grant, the fair value of the underlying stock exceeds the exercise price. Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair-value based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123 and SFAS No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure, the Company has elected to continue to apply the intrinsic-value based method of accounting described above.

The following table illustrates the effect on net income if the fair value based method as prescribed by SFAS No. 123 had been applied to all outstanding awards in each period (in thousands, except per share data):

	Year ended December 31,			Six months ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
Net income, as reported	$1,577	$3,404	$3,774	$2,214	$3,963
Add: Stock-based employee compensation expense included in net income available to shareholders, net of related tax effects	81	99	84	44	76
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(99)	(143)	(172)	(86)	(137)

Pro forma net income	1,559	3,360	3,686	2,172	3,902
Redeemable convertible preferred stock dividends	—	—	1,138	1,138	—

Pro forma net income available to shareholders	$1,559	$3,360	$2,548	$1,034	$3,902

Earnings per share
Basic — as reported	$0.09	$0.19	$0.21	$0.10	$0.21

Diluted — as reported	$0.08	$0.17	$0.18	$0.08	$0.19

Basic — pro forma	$0.09	$0.18	$0.20	$0.09	$0.21

Diluted — pro forma	$0.08	$0.16	$0.18	$0.08	$0.19

HouseValues, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the six months ended June 30, 2003 is unaudited)

For purposes of the above pro forma calculations, the value of each employee option granted through June 30, 2004 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year ended December 31,			Six months ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
Risk-free interest rate	5.06%	4.81%	3.51%	3.47%	4.54%
Expected volatility	0%	0%	0%	0%	0%
Expected life	4 Years	4 Years	4 Years	4 Years	4 Years
Dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%

For purposes of disclosing future SFAS No. 123 pro forma results, the fair value of stock options granted to employees after the date of the Company’s initial filing of its registration statement with the SEC will be measured using an option valuation method that considers expected volatility.

The weighted-average fair value of options granted in the years ended December 31, 2001, 2002 and 2003, and the six months ended June 30, 2003 was $0.10, $0.21 and $0.03, and $0.00, respectively, using the Black-Scholes option-pricing model. For the six months ended June 30, 2004, the weighted-average fair value of options granted at the common stock value and options granted below the common stock value was $0.35 and $1.27, respectively, using the Black-Scholes option-pricing model.

The Company amortizes deferred compensation expense for stock options issued to employees on a straight-line basis over the vesting period of the options, generally four years. Amortization of deferred stock-based compensation, net of forfeitures for terminated employees, totaled $81,000, $99,000, $84,000, $44,000 and $76,000 for the years ended December 31, 2001, 2002, 2003 and the six months ended June 30, 2003 and 2004, respectively. The remaining unamortized, deferred stock-based compensation for all employee stock option grants through June 30, 2004, assuming no change in the stock option accounting rules and assuming all employees remain employed at the Company for their remaining vesting periods, will be expensed as follows over the remaining six months of 2004 and each of the next four years thereafter (in thousands):

2004	$72
2005	132
2006	132
2007	123
2008	45

$504

The Company accounts for non-employee stock-based compensation in accordance with SFAS No. 123 and Emerging Issues Task Force (EITF) Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods and Services. The Company calculates compensation expense for stock options issued to non-employees using the Black-Scholes option pricing model incorporating the same assumptions as used in the calculation of employee stock-based compensation in accordance with SFAS No. 123, except that expected volatility is included. Under SFAS No. 123 and EITF Issue No. 96-18, the Company used the Black-Scholes method to measure the value of the options granted to non-employees at each period prior to vesting to determine the appropriate charge to stock-based compensation.

HouseValues, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the six months ended June 30, 2003 is unaudited)

The Company’s recorded stock-based compensation expense for non-employees of $49,000 and $29,000 for the years ended December 31, 2001 and 2002, respectively, and $0 for the year ended December 31, 2003 and the six months ended June 30, 2003 and 2004.

Earnings Per Share

The Company follows EITF Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement 128, which established standards regarding the computation of earnings per share (“EPS”) by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company. EITF Issue No. 03-6 requires earnings available to common shareholders for the period, after deduction of redeemable convertible preferred stock dividends, to be allocated between the common and redeemable convertible preferred shareholders based on their respective rights to receive dividends. Basic EPS are then calculated by dividing income allocable to common shareholders by the weighted average number of shares outstanding. EITF Issue No. 03-6 does not require the presentation of basic and diluted EPS for securities other than common stock; therefore, the following EPS amounts only pertain to the Company’s common stock.

Under the guidance of EITF Issue No. 03-6, diluted EPS are calculated by dividing income allocable to common shareholders by the weighted average common shares outstanding plus dilutive potential common stock. Potential common stock includes stock options and warrants, the dilutive effect of which is calculated using the treasury stock method, and redeemable convertible preferred stock, the dilutive effect of which is calculated using the if-converted method. If dividends are declared on redeemable convertible preferred stock and redeemable convertible preferred stock is dilutive, such dividends should be added back to income allocable to common shareholders in the numerator for purposes of calculating diluted EPS.

Performance-based unvested restricted common shares pertaining to the Soar Solutions, Inc. acquisition are considered outstanding common shares and included in the computation of basic and diluted EPS as of the date that all necessary conditions of vesting have been satisfied (see Note 2). Prior to satisfaction of all conditions of vesting, unvested restricted common shares are considered contingently issuable consistent with SFAS No. 128, Earnings per Share, and are excluded from weighted average common shares outstanding.

The share count used to compute basic and diluted net income per share is calculated as follows (in thousands):

	Year ended December 31,			Six months ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
Weighted average common shares outstanding	11,223	11,268	11,389	11,320	11,805
Less:
Unvested restricted shares issued in connection with acquisition of Soar Solutions, Inc. (see Note 2)	—	—	(50)	—	(125)

Shares used to compute basic net income per share	11,223	11,268	11,339	11,320	11,680
Dilutive common equivalent shares
Add:
Warrants	98	528	532	537	528
Stock options (1)	984	1,777	1,754	1,751	1,691
Redeemable convertible preferred stock assuming conversion (1)	6,899	6,923	6,923	—	6,872

Shares used to compute diluted net income per share	19,204	20,496	20,548	13,608	20,771

(1)	The effect of certain stock options in the years ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2003 and the assumed conversion of the redeemable convertible preferred stock in the six months ended June 30, 2003 were anti-dilutive and therefore not included in the calculation of diluted EPS.

HouseValues, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the six months ended June 30, 2003 is unaudited)

The following is a summary of the securities outstanding during the respective periods that have been excluded from the calculations because the effect on earnings per share would have been anti-dilutive (in thousands):

	Year ended December 31,			Six months ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
Stock options	10	588	801	430	530
Redeemable convertible preferred stock	—	—	—	6,923	—
Warrants	543	—	—	—	—

The following table sets forth the computation of basic and diluted EPS (in thousands, except per share data):

	Year ended December 31,			Six months ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
Calculation of basic earnings per share — two-class method:
Net income	$1,577	$3,404	$3,774	$2,214	$3,963
Less dividends declared and paid to:
Redeemable convertible preferred shareholders	—	—	(1,138)	(1,138)	—
Common shareholders	—	—	(1,862)	(1,076)	—

Total undistributed earnings	$1,577	$3,404	$774	$—	$3,963
Percent of undistributed earnings allocable to common shareholders (1)	62%	62%	62%	62%	63%

Undistributed earnings allocable to common shareholders	$978	$2,110	$480	$—	$2,497
Weighted average common shares outstanding	11,223	11,268	11,339	11,320	11,680

Undistributed earnings per common share	$0.09	$0.19	$0.04	$—	$0.21
Distributed earnings per common share	$—	$—	$0.17	$0.10	$—

Basic earnings per share — two-class method	$0.09	$0.19	$0.21	$0.10	$0.21

Calculation of diluted earnings per share:
Net income available to shareholders	$1,577	$3,404	$2,636	$1,076	$3,919
Add dividends declared and paid to:
Redeemable convertible preferred shareholders (2)	—	—	1,138	—	—

Net income	$1,577	$3,404	$3,774	$1,076	$3,919
Weighted average diluted shares outstanding	19,204	20,496	20,548	13,608	20,771

Diluted earnings per share	$0.08	$0.17	$0.18	$0.08	$0.19

(1)	Calculation of percent of undistributed earnings allocable to common shareholders:

	Year ended December 31,			Six months ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
Weighted average common shares outstanding	11,223	11,268	11,339	11,320	11,680
Weighted average redeemable convertible preferred shares outstanding	6,899	6,923	6,923	6,923	6,872

Weighted average common shares and redeemable convertible preferred shares outstanding	18,122	18,191	18,262	18,243	18,552

Percent of undistributed earnings allocable to common shareholders:	62%	62%	62%	62%	63%

(2)	The assumed conversion of the redeemable convertible preferred stock in the six months ended June 30, 2003 was anti-dilutive and thus dividends declared and paid to the redeemable convertible preferred shareholders are excluded from diluted EPS for that period.

HouseValues, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the six months ended June 30, 2003 is unaudited)

Unaudited Pro Forma Earnings per Share

Unaudited pro forma basic net income per share has been computed to give effect to the conversion of redeemable convertible preferred stock into common stock upon the closing of the Company’s initial public offering on an if-converted basis for the year ended December 31, 2003 and for the six months ended June 30, 2004 (dollars in thousands):

	Year ended December 31, 2003	Six months ended June 30, 2004
	(unaudited)
Numerator:
Net income	$3,774	$3,963

Denominator:
Weighted average common shares outstanding	11,339	11,680
Add: Adjustments to reflect the weighted average effect of the assumed conversion of redeemable convertible preferred stock from the date of issuance	6,923	6,872

Denominator for basic pro forma calculation	18,262	18,552

Pro forma net income per share, basic	$0.21	$0.21

The Company has not included unaudited pro forma diluted net income per share in the table above or on the accompanying statements of income because it is the same as diluted net income per share.

Concentration of Risk

The Company maintains its cash, cash equivalents and marketable securities in accounts with two major financial institutions in the United States of America, in the form of demand deposits, certificates of deposit, money market accounts and municipal notes. Although the Company deposits its cash with multiple financial institutions, its deposits, at times, may exceed federally insured limits. As of June 30, 2004, $12.0 million was invested in investment grade, tax-exempt municipal notes from two AAA-rated issuers. The Company’s revenue and accounts receivable are primarily derived from credit card transactions with subscribers and are typically settled within one to two business days.

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, including cash, cash equivalents, short-term investments, restricted cash, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of their short maturities or interest rate reset features.

Cash, Cash Equivalents and Short-Term Investments

The Company invests its excess cash in certificates of deposit, money market funds and highly liquid debt instruments. All highly liquid investments with stated maturities of three months or less from date of purchase are classified as cash equivalents. All highly liquid investments with stated maturities of greater than three months are classified as short-term investments.

Management determines the appropriate classification of its investments at the time of purchase and reevaluates such designation at each balance sheet date. The Company’s investments have been classified and accounted for as available-for-sale. These securities are carried at fair value, with the unrealized gains and losses

HouseValues, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the six months ended June 30, 2003 is unaudited)

if any, net of taxes, reported as a component of shareholders’ equity. Any realized gains or losses on the sale of investments are determined on a specific identification method, and such gains and losses are reflected as a component of interest income or expense.

As of December 31, 2002, short-term investments of $2,994,000 were comprised of a certificate of deposit with an original maturity of more than 90 days at the date of purchase and less than one year from the date of the balance sheet. At June 30, 2004, short-term investments consisted of high-grade tax-exempt municipal bonds. As interest rates for these bonds are reset weekly, fair value approximates cost.

The Company has not experienced any significant realized gains or losses on its short-term investments in the periods presented. There were no unrealized gains and losses at December 31, 2002 and 2003 and at June 30, 2004.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and are non-interest bearing. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivables. Management reviews the accounts receivable to identify specific subscribers where collectibility may not be probable. The amount of the allowance is determined by management estimates based on historic trends and specific account analysis.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization is calculated using the straight-line method over the following estimated useful lives:

Estimated useful life
Computer equipment and software	3 years
Software and web site development	3 years
Office equipment and furniture	3 – 5 years
Leasehold improvements	Lesser of lease term or 5 years

Capitalized Software and Web Site Development Costs

The Company capitalizes internally developed software costs and web site development costs in accordance with the provisions of Statement of Position (SOP) No. 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use and EITF Issue No. 00-2, Accounting for Web Site Development Costs. Capitalized costs are amortized on a straight-line basis over the estimated useful life of the software once it is available for use.

HouseValues, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the six months ended June 30, 2003 is unaudited)

Long-Lived Assets Including Goodwill and Other Acquired Intangible Assets

The Company reviews property and equipment and certain identifiable intangibles, excluding goodwill, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of its carrying amounts to future undiscounted cash flows the assets are expected to generate. If property and equipment and certain identifiable intangibles are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair value. The Company has not recorded any impairment of assets in any of the periods presented.

The Company follows SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually or sooner whenever events or changes in circumstances indicate that they may be impaired.

SFAS No. 142 also requires that intangible assets with definite lives be amortized over their estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate that an asset’s carrying value may not be recoverable in accordance with SFAS No. 144, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed.

Intangible assets are comprised of vendor agreements and a customer list acquired in connection with the acquisition of Soar Solutions, Inc. (see Note 2) and domain names. Amortization is calculated using the straight-line method over the following estimated useful lives:

Estimated useful life
Customer list	18 months
Vendor agreements	3 years
Domain names	5 years

Goodwill represents the excess of the purchase price over the fair value of identifiable assets acquired and liabilities assumed in business combinations accounted for under the purchase method.

The Company believes no events or changes in circumstances have occurred that would require an impairment test for these assets.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are then reduced, if deemed necessary, by a valuation allowance when it is more likely than not that such deferred tax assets will not be realized.

Business Segment

The Company’s chief operating decision-makers (i.e., Chief Executive Officer and his direct reports) review financial information presented on a consolidated basis. Accordingly, the Company considers itself to be in a

HouseValues, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the six months ended June 30, 2003 is unaudited)

single business segment which is defined as providing real estate marketing services primarily through the Internet. All of the Company’s business comes from customers and operations located within the United States, and the Company does not have any assets located in foreign countries.

Recent Accounting Pronouncements

In November 2002, the EITF reached a consensus on EITF Issue 00-21, Accounting for Multiple Element Revenue Arrangements, addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (1) the delivered item has value to the customer on a standalone basis; (2) there is objective and reliable evidence of the fair value of undelivered items; and (3) delivery of any undelivered item is probable. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. The guidance in EITF Issue 00-21 is effective for revenue arrangements entered into in fiscal periods after June 15, 2003. The adoption of EITF Issue 00-21 did not affect the Company’s consolidated financial position, results of operations or cash flows.

During November 2002, the FASB issued FASB Interpretation No. (FIN) 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. FIN 45 elaborates on the existing disclosure requirements for a guarantor in its interim and annual financial statements regarding its obligations under guarantees issued. It also clarifies that at the time a guarantee is issued, the guarantor must recognize an initial liability for the fair value of the obligations it assumes under the guarantee and must disclose that information in its financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002, and the disclosure requirements apply to guarantees outstanding at December 31, 2002. The adoption of FIN 45 did not impact the Company’s consolidated financial position, results of operations or cash flows.

In December 2003, the FASB issued FIN No. 46 (revised December 2003), Consolidation of Variable Interest Entities (FIN 46R), which clarifies the application of Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements. This Interpretation requires variable interest entities to be consolidated if the equity investment at risk is not sufficient to permit an entity to finance its activities without support from other parties or the equity investors lack specified characteristics. FIN 46R replaced the original Interpretation No. 46 issued in January 2003. The Company does not have any interests in variable interest entities.

In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments as a liability (or as an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not impact the Company’s consolidated financial position, results of operations or cash flows.

(2)    Acquisition of Soar Solutions, Inc.

In June 2003, the Company acquired all of the outstanding stock of Soar Solutions, Inc. (Soar), a real-estate services company, in exchange for $985,000 of cash; an earn-out arrangement equal to 5% of specified gross

HouseValues, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the six months ended June 30, 2003 is unaudited)

customer receipts less certain expenses through March 2006, payable quarterly (the Earn-out Agreement); and contingent consideration of $525,000 of cash and 200,000 shares of unvested restricted common stock. The Company acquired Soar to broaden the number of products offered to subscribers. The acquisition was accounted for as a business combination consistent with SFAS No. 141 and the results of operations have been included in the Company’s consolidated financial statements since the acquisition date.

The Company performed a valuation of the net assets acquired in the Soar acquisition and allocated the original purchase price as follows (in thousands):

Cash	$100
Property and equipment	25
Intangible asset — customer lists	636
Intangible asset — vendor agreements	365
Note payable	(141)

$985

The note payable, assumed as part of the acquisition, was paid in July 2003 and the Company has no further obligations under this note.

The contingent cash consideration is subject to an escrow agreement (the Escrow Agreement) whereby $525,000 was placed in escrow and payable in installments provided that certain performance measures are met. Through June 30, 2004, all such measures have been met and the Company has made the required payments on or shortly after the required dates. As of December 31, 2003 and June 30, 2004, $400,000 and $275,000, respectively, were held in escrow and classified as restricted cash on the consolidated balance sheets.

The 200,000 shares of common stock were issued under a restricted stock agreement (the Restricted Stock Agreement) whereby 50,000 shares vest on a quarterly basis provided that certain performance measures are met. As of June 30, 2004, all such measures had been met and 50,000 and 200,000 shares have vested as of December 31, 2003 and June 30, 2004, respectively.

The customer lists asset was valued using a discounted cash flow analysis of the existing customer base and the vendor agreements asset was valued based on its estimated replacement cost. The value of the acquired vendor agreements at the date of acquisition was determined to be $1,390,000. As all contingent consideration relates to vendor agreement based milestones, the Company initially recorded the vendor agreements asset at less than fair value. As contingent consideration is earned, the amounts are first applied to increase the vendor agreements asset to the fair value at the date of acquisition. As of June 30, 2004, consideration earned and paid exceeded the fair value of the vendor agreements at the date of acquisition; therefore, additional amounts were applied to goodwill. The vested stock has been recorded at the estimated fair value of the Company’s common stock at the time such vesting occurred. Such amounts earned and owed which were allocated to the vendor agreements are being amortized on a straight-line basis over the remaining useful life of the intangible asset.

Through June 30, 2004, the Company has recorded a total of approximately $245,000 of goodwill under the respective agreements. Future amounts earned or owed under the Earn-out Agreement and the Escrow Agreement, if any, after June 30, 2004 will be recorded as goodwill.

The results of operations of Soar have been included in the Company’s consolidated statements of income since the completion of the acquisition in June 2003. The following unaudited pro forma information presents a

HouseValues, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the six months ended June 30, 2003 is unaudited)

summary of the results of operations of the Company assuming the acquisition of Soar occurred at the beginning of each of the following periods (in thousands, except per share data):

	Year Ended December 31,
	2002	2003
	(unaudited)
Revenues	$23,014	$25,832
Net income	$3,109	$3,655
Net income per share — basic	$0.17	$0.20
Net income per share — diluted	$0.15	$0.18

(3)    Cash and Cash Equivalents

Cash and cash equivalents consist of the following (in thousands):

	December 31,		June 30, 2004
	2002	2003
Cash	$571	$1,342	$1,157
Money market account	2,506	5,839	4

	$3,077	$7,181	$1,161

(4)    Property and Equipment, net

Property and equipment, net consists of the following (in thousands):

	December 31,		June 30, 2004
	2002	2003
Computer equipment and software	$963	$1,484	$1,650
Internally developed software and web site	646	657	657
Office equipment and furniture	379	546	632
Leasehold improvements	69	90	99

	2,057	2,777	3,038
Less accumulated depreciation and amortization	718	1,446	1,815

	$1,339	$1,331	$1,223

Internally developed software and web site development include external direct costs and internal direct labor and related employee benefits costs. Internally developed software and Web site development costs totaled $481,000, $274,000 and $167,000, net of accumulated amortization at December 31, 2002 and 2003, and June 30, 2004, respectively.

HouseValues, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the six months ended June 30, 2003 is unaudited)

Amortization of capitalized internally developed software and web site development costs was $25,000, $140,000, and $218,000 for the years ended December 31, 2001, 2002 and 2003, respectively, and $106,000 and $107,000 for the six months ended June 30, 2003 and 2004, respectively

(5)    Intangible Assets, net

Intangible assets, net consists of the following (in thousands):

	December 31,		June 30, 2004
	2002	2003
Cost:
Vendor agreements	$—	$600	$1,390
Customer lists	—	636	636
Domain names	57	122	122

Total cost	57	1,358	2,148
Accumulated amortization:
Vendor agreements	—	(73)	(234)
Customer lists	—	(212)	(424)
Domain names	(32)	(45)	(53)

Total accumulated amortization	(32)	(330)	(711)

Total	$25	$1,028	$1,437

Future amortization expense, based on net intangible assets recorded as of June 30, 2004, is expected to be as follows over the remaining six months of 2004 and each of the next four years thereafter (in thousands):

	Vendor agreements	Customer list	Domain names	Total
2004	$289	$212	$9	$510
2005	578	—	17	595
2006	289	—	17	306
2007	—	—	16	16
2008	—	—	10	10

	$1,156	$212	$69	$1,437

(6)    Accrued Expenses and Other Current Liabilities

The following table summarizes the Company’s accrued expenses and other current liabilities (in thousands):

	December 31,		June 30, 2004
	2002	2003
Accrued taxes	$165	$413	$600
Cash held for third-party common stock transaction	—	—	750
Accrued advertising	—	155	304
Other	55	62	647

	$220	$630	$2,301

HouseValues, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the six months ended June 30, 2003 is unaudited)

(7)    Deferred Revenue

Deferred revenue primarily represents subscription agreement payments collected in advance and activation fees collected at account activation. Prepaid subscriptions are amortized on a straight-line basis over the term of the agreement and activation fees are amortized on a straight-line basis over the average life of a subscriber, which approximates 17 months at June 30, 2004. Subscription payments are refundable on a pro rata basis upon receipt of notice from the customer. The following represents the activity related to amounts billed in advance of services being performed (in thousands):

	Year ended December 31,			Six months ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
Deferred revenue at beginning of period	$24	$50	$18	$18	$300
Add:
Amounts billed in advance	481	133	593	146	952
Less:
Revenues recognized	(451)	(155)	(293)	(113)	(637)
Refunds granted	(4)	(10)	(18)	(1)	(66)

Deferred revenue at end of period	$50	$18	$300	$50	$549

(8)    Commitments and Contingencies

Leases

The Company’s office facilities are leased under a noncancelable operating lease which expires in May 2007. Future minimum payments under the noncancelable operating lease for the remaining six months of 2004 and each of the years remaining of the lease term are as follows (in thousands):

2004	$358
2005	727
2006	742
2007	187

$2,014

Rent expense totaled $409,000, $447,000 and $680,000 for the years ended December 31, 2001, 2002 and 2003, respectively, and $304,000 and $382,000 for the six months ended June 30, 2003 and 2004, respectively.

The lease also provides for payment of operating expenses such as common area charges. The lease includes an option that allows the Company to extend the lease term beyond the initial commitment period and includes an early termination option, which may be exercised under specific conditions and penalties. The predetermined early cancellation dates are March 31, 2005, September 30, 2005, March 31, 2006 and September 30, 2006.

The lease contains predetermined fixed escalations. The Company recognizes the related rent expense on a straight-line basis and records the difference between the recognized rental expense and amounts payable under the lease as deferred credits, which are included as a component of accrued expenses and other current liabilities on the accompanying consolidated balance sheets.

HouseValues, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the six months ended June 30, 2003 is unaudited)

B&O Taxes

The Company is the subject of an audit by the Washington State Department of Revenue. There is a risk that the state of Washington may assess business and occupation (B&O) or other taxes on all or a portion of the Company’s revenues for certain periods. The Company believes it has adequately accrued for such exposure. Depending on the outcome of the audit and the Company’s challenges to it, if any, the Company may be required to pay past taxes, as well as possible additional penalties and interest.

Litigation

Currently, there is no significant litigation pending against the Company. From time to time, the Company may become party to litigation and subject to claims incident to the ordinary course of the Company’s business. Regardless of outcome, litigation can have an adverse impact on the Company because of defense costs, diversion of management resources and other factors.

(9)    Income Taxes

Income tax expense (benefit) for the years ended December 31, 2001, 2002 and 2003 is comprised of the following (in thousands):

	Year ended December 31,			Six months ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
Current	$—	$1,292	$2,191	$1,216	$2,265
Deferred	(427)	466	(48)	42	(117)

	$(427)	$1,758	$2,143	$1,258	$2,148

A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows:

	Year ended December 31,			Six months ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
Statutory federal rate	34.0%	34.0%	34.0%	34.0%	34.0%
Reversal of valuation allowance	(70.3)%	0.0%	0.0%	0.0%	0.0%
Other permanent differences	(0.8)%	0.1%	2.2%	2.2%	1.1%

Effective tax rate	(37.1)%	34.1%	36.2%	36.2%	35.1%

HouseValues, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the six months ended June 30, 2003 is unaudited)

The tax effects of temporary differences that give rise to significant components of deferred tax assets and liabilities are as follows (in thousands):

	December 31,		June 30,
	2002	2003	2003	2004
			(unaudited)
Deferred tax assets:
Allowances and accruals	$47	$66	$55	$47
Accrued compensation	43	43	43	43
Intangible assets	10	85	20	200
Other	74	—	—	—

Total deferred tax assets	174	194	118	290

Deferred tax liabilities:
Depreciation	(213)	(185)	(199)	(164)

Net deferred tax asset (liability)	(39)	9	(81)	126

During 2001, the Company recorded a reduction in its valuation allowance of $880,000, primarily due to the Company realizing net income in 2001. The Company believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize its deferred tax assets. State income taxes to date have been insignificant.

(10)    Redeemable Convertible Preferred Stock

Outstanding redeemable convertible preferred stock, Series A, is convertible at the option of the holder at any time after the date of issuance, and automatically converts into common stock upon the closing of an initial public offering of the Company’s common stock for at least $4,000,000. Each share of redeemable convertible preferred stock, Series A, is convertible into one share of common stock, as adjusted for stock splits or dividends and subject to certain antidilution provisions. The redeemable convertible preferred stock, Series A, is entitled to noncumulative dividends when and if declared by the board of directors and in preference to dividends paid to common shareholders. Prior to January 1, 2003, no dividends had ever been declared. In 2003, the Company declared and paid a $0.1645 per share cash dividend of $658,000 to the redeemable convertible preferred, Series A shareholders. In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, the holders of the redeemable convertible preferred stock, Series A are entitled to receive $0.50 per share in preference to common shareholders.

Outstanding redeemable convertible preferred stock, Series B, is convertible at the option of the holder at any time after the date of issuance, and automatically converts into common stock upon the closing of an initial public offering of the Company’s common stock for at least $4,000,000. Each share of redeemable convertible preferred stock, Series B, is convertible into one share of common stock, as adjusted for stock splits or dividends and subject to certain antidilution provisions. The redeemable convertible preferred stock, Series B, is entitled to noncumulative dividends at a rate of 6% per share per annum when and if declared by the board of directors and in preference to dividends paid to common shareholders. Prior to January 1, 2003, no dividends had ever been declared. In 2003, the Company declared and paid a $0.1645 per share cash dividend of $481,000 to the redeemable convertible preferred Series B shareholders. In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, the holders of the redeemable convertible preferred stock, Series B, are entitled to receive $0.80 per share in preference to common shareholders.

HouseValues, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the six months ended June 30, 2003 is unaudited)

Any dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, constitutes a liquidation, triggering the payment of liquidation preference amounts under the terms of the preferred stock designations. In addition, the sale of all or substantially all of the Company’s assets or the acquisition of the Company by means of a merger, consolidation, share exchange or reorganization are all events which are deemed to be a liquidation, triggering the payment of liquidation preferences under the terms of the preferred stock designations. These liquidation characteristics require classification of the redeemable convertible preferred stock outside of the shareholders’ equity section as certain of these factors are outside the control of the Company. The redeemable convertible preferred stock is not redeemable under any other circumstances.

(11)    Stock Purchase Warrants

In December 1999, the Company issued fully vested warrants to purchase 57,000 shares of common stock in connection with its Series A preferred stock round. The warrants were exercisable through December 2004, at an exercise price of $0.50 per share. All such warrants were exercised in 2003.

In May 2000, the Company issued warrants to purchase 666,668 shares of common stock in connection with consulting services to be provided to the Company. The warrants are exercisable through the earlier of an initial public offering or May 4, 2005, at an exercise price of $0.50 per share, and were all outstanding at December 31, 2003. The warrants vested 30% on the date of issue, 5% each month for the period April 1, 2000 to April 1, 2001, and the remaining balance vested on March 31, 2002.

The fair value of the warrants issued in connection with consulting services that were earned was approximately $49,000, $29,000 and zero for the years ended December 31, 2001, 2002 and 2003, respectively, determined using the Black-Scholes option pricing model and included in stock-based compensation expense. The following assumptions were used in the Black-Scholes calculation: expected dividend yield of 0%, risk-free interest rate of 4.92%, volatility of 80%, and a contractual life of five years. At December 31, 2002 and 2003 and June 30, 2004, 666,668 warrants were vested and exercisable.

(12)    Stock Option Plan

The Company has adopted the 1999 Stock Option Plan (the 1999 Plan), which provides for the granting of incentive and nonqualified common stock options for key employees, directors and consultants. Through June 30, 2004, the board of directors had reserved 4,953,644 shares of common stock to be issued in conjunction with the 1999 Plan. The board of directors is authorized to administer the 1999 Plan and establish the stock option terms, including grant price and vesting period.

Incentive stock options typically vest over a four-year period and have an exercise price of not less than the fair market value of the stock on the grant date. Incentive stock options may be exercised during continued employment, or generally within 90 days of terminating employment. Stock options typically expire ten years from the date of grant. If a participant owns more than 10% of the total voting power of all classes of the Company’s stock, then the exercise price per share of an incentive stock option shall not be less than 110% of the fair market value of the common stock on the grant date and the option term shall not exceed five years.

HouseValues, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the six months ended June 30, 2003 is unaudited)

A summary of stock option activity is as follows:

		Options outstanding		Options exercisable
	Shares available for grant	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Balance at December 31, 2000	1,049,498	1,750,502	$0.07	139,252	$0.08
Additional authorization	853,644	—	—
Granted at or above common stock value	(1,380,500)	1,380,500	0.55
Exercised		(45,000)	0.07
Cancelled	707,312	(707,312)	0.28

Balance at December 31, 2001	1,229,954	2,378,690	0.29	595,997	$0.11
Granted at or above common stock value	(1,354,250)	1,354,250	2.07
Exercised		(51,437)	0.07
Cancelled	533,813	(533,813)	1.50

Balance at December 31, 2002	409,517	3,147,690	0.85	1,236,007	$0.30
Additional authorization	750,000	—	—
Granted at or above common stock value	(1,042,000)	1,042,000	2.50
Exercised		(28,749)	0.30
Cancelled	456,067	(456,067)	1.65

Balance at December 31, 2003	573,584	3,704,874	1.22	2,060,796	$0.61
Additional authorization	550,000	—	—
Granted at or above common stock value	(480,000)	480,000	2.20
Granted below common stock value	(672,250)	672,250	2.20
Exercised		(269,249)	0.29
Cancelled	107,220	(107,220)	2.02

Balance at June 30, 2004	78,554	4,480,655	$1.51	2,224,108	$0.85

Additional information regarding stock options outstanding and exercisable at December 31, 2003 is as follows:

	Options outstanding			Options exercisable
Exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.02	90,000	6.17	$0.02	84,374	$0.02
0.05	72,500	6.29	0.05	70,000	0.05
0.07	1,085,000	6.74	0.07	950,310	0.07
0.40	552,499	7.35	0.40	453,777	0.40
1.50	118,750	7.95	1.50	63,122	1.50
2.00	717,500	8.46	2.00	322,154	2.00
2.25	264,125	8.60	2.25	96,122	2.25
2.50	804,500	9.45	2.50	20,937	2.50

0.02-2.50	3,704,874	7.90	$1.22	2,060,796	$0.61

HouseValues, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the six months ended June 30, 2003 is unaudited)

Additional information regarding stock options outstanding and exercisable at June 30, 2004 is as follows:

	Options outstanding			Options exercisable
Exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.02	75,000	5.70	$0.02	75,000	$0.02
0.05	72,500	5.79	0.05	72,500	0.05
0.07	1,010,000	6.24	0.07	964,060	0.07
0.40	369,750	6.89	0.40	314,278	0.40
1.50	91,562	7.45	1.50	60,935	1.50
2.00	717,500	7.97	2.00	411,842	2.00
2.20	1,103,250	9.85	2.20	27,500	2.20
2.25	259,718	8.10	2.25	127,028	2.25
2.50	781,375	8.96	2.50	170,965	2.50

0.02-2.50	4,480,655	8.05	$1.51	2,224,108	$0.85

Certain options granted during the year ended December 31, 2000 and the six months ended June 30, 2004 have been determined to be compensatory as the estimated fair value of the common stock was considered greater than the exercise price on the date of grant. As a result, the Company has recorded compensation expense related to the amortization of deferred stock-based compensation, net of forfeitures for terminated employees, of $81,000, $99,000 and $84,000 for the years ended December 31, 2001, 2002 and 2003, respectively, and $44,000 and $76,000 for the six months ended June 30, 2003 and 2004, respectively. Additionally, the Company had deferred stock-based compensation remaining to be amortized of $137,000 and $53,000 as of December 31, 2002 and 2003, respectively, and $504,000 as of June 30, 2004.

(13)    Common Stock

Common Stock Reserved for Future Issuance

The following table sets forth the shares of common stock reserved for future issuance:

	December 31, 2003	June 30, 2004
1999 Stock Plan	4,278,458	4,559,209
Conversion of redeemable convertible preferred stock, Series A	4,000,000	4,000,000
Conversion of redeemable convertible preferred stock, Series B	2,922,688	2,787,688
Warrants	666,668	666,668

	11,867,814	12,013,565

Common Dividend Declared and Paid

In 2003, the Company’s board of directors declared and paid a dividend of $0.1645 per common share outstanding. The total amount paid to common shareholders was $1,862,000.

HouseValues, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the six months ended June 30, 2003 is unaudited)

Notes Receivable From Shareholders

In connection with the exercise of employee stock options, the Company has a $61,000 loan receivable as of June 30, 2004. The outstanding balance is for a loan made pursuant to a full recourse promissory note and stock pledge agreement. The note accrues interest at 8% compounded annually and is repayable in full on March 23, 2007 or at the time of liquidity event, such as an initial public offering, whichever occurs first.

(14)    401(k) Plan

Employees may participate in the Company’s 401(k) Plan. Participating employees may contribute a portion of their salary to the Plan up to the maximum allowed by the federal tax guidelines. The Company may make discretionary contributions to the Plan. The Company made no contributions in 2001, 2002 or 2003 or the six months ended June 30, 2004.

(15)    Related Party Transactions

A shareholder provided the Company with legal services and served as general counsel. Legal expenses paid to the shareholder were $68,000, $199,000, and $3,000 for the years ended December 31, 2001, 2002 and 2003, respectively, and $3,000 and $2,000 for the six months ended June 30, 2003 and 2004, respectively, and are included in general and administrative expense.

In connection with a sale of common shares between the Company’s chairman and William Blair Capital Partners in April 2004, the Company agreed to serve as a temporary escrow agent for funds that were to be placed in permanent escrow pursuant to a separate agreement between an existing shareholder and the Chairman of the Board. These funds, which totaled $750,000 are included in other accrued liabilities in the accompanying consolidated balance sheet as of June 30, 2004. The funds were transferred to a permanent escrow account outside of the Company’s control on July 15, 2004.

(16)    Subsequent Events

Increase of 1999 Plan Shares

In July 2004, the Company’s board of directors authorized an additional 500,000 shares for issuance under the 1999 Plan.

Initial Public Offering

In August 2004, the Company’s board of directors approved the filing of a registration statement with the SEC for an initial public offering of the Company’s common stock.

2004 Equity Incentive Plan

In August 2004, the Company’s board of directors and shareholders approved the 2004 Equity Incentive Plan (the 2004 Plan) and initially reserved 1,500,000 shares for issuance thereunder. The 2004 Plan will become effective upon completion of the Company’s initial public offering and provides for the grant of incentive stock options to the Company’s employees and nonstatutory stock options, restricted stock, stock appreciation rights, performance units, performance shares, restricted stock units and other stock based awards to the Company’s employees, directors, and consultants.

HouseValues, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the six months ended June 30, 2003 is unaudited)

Adopting Amended and Restated Articles of Incorporation

In August 2004, the board of directors and shareholders approved amendments to the Company’s articles of incorporation that, upon completion of the initial public offering, will provide for an increase to the authorized capital stock to 150 million shares, including 120 million shares of common stock and 30 million shares of preferred stock; a staggered board of directors; removal of directors only for cause; two-thirds shareholder approval of certain types of business transactions and the restriction of the ability of shareholders to amend the bylaws and fill board vacancies.

Adopting Amended and Restated Bylaws

In August 2004, the board of directors approved amendments to the Company’s bylaws effective upon completion of the initial public offering.

             Shares

Common Stock

PROSPECTUS

Credit Suisse First Boston	JPMorgan

Piper Jaffray

Thomas Weisel Partners LLC

Pacific Crest Securities

                , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered hereby. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

Securities and Exchange Commission registration fee	$10,928
NASD filing fee	9,125
Nasdaq National Market listing fee	100,000
Blue Sky fees and expenses	10,000
Printing and engraving expenses	100,000
Legal fees and expenses	650,000
Accounting fees and expenses	300,000
Directors’ and officers’ insurance	100,000
Transfer Agent and Registrar fees	25,000
Miscellaneous expenses	94,947

Total	$1,400,000

Item 14.    Indemnification of Directors and Officers

Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act (the WBCA) authorize a court to award, or a corporation’s board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended. Section 10 of the registrant’s bylaws provides for indemnification of the registrant’s directors, officers and, in certain instances, employees to the maximum extent permitted by Washington law.

Section 23B.08.320 of the WBCA authorizes a corporation to limit a director’s liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, knowing violations of law or illegal corporate loans or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. The registrant’s articles of incorporation contain provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director’s liability to the registrant and its shareholders. The directors and officers of the registrant also may be indemnified against liability they may incur for serving in those capacities pursuant to a liability insurance policy that the registrant intends to procure and maintain.

The Underwriting Agreement provides for indemnification by the underwriters of the registrant and its executive officers and directors, and by the registrant of the underwriters, for certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing by the underwriters for inclusion in this Registration Statement.

Item 15.    Recent Sales of Unregistered Securities

Since June 30, 2001, the registrant has issued and sold unregistered securities as follows:

1.    In June 2003, the registrant issued 200,000 shares of restricted common stock to David and Suzanne Huey, the former shareholders of Soar Solutions, Inc., in partial consideration for the registrant’s acquisition of all issued and outstanding shares of Soar Solutions, Inc.

2.    From September 1, 2001 to September 1, 2004, the registrant granted stock options to purchase 3,891,000 shares of common stock at a weighted average exercise price of $1.79 per share to employees and officers pursuant to the 1999 Stock Incentive Plan. Of these options, options to purchase 870,220 shares were canceled without being exercised, options to purchase 23,468 shares were exercised, and options to purchase 2,997,312 shares remain outstanding. From September 1, 2001 to September 1, 2004, the registrant has also granted stock options to purchase 20,000 shares of common stock to one director pursuant to the 1999 Stock Incentive Plan at an exercise price of $2.20 per share. Of these options, none has been canceled, none has been exercised, and 20,000 remain outstanding.

3.    From March 2003 to February 2004, the registrant issued an aggregate of 57,000 shares of common stock at an exercise price of $0.50 per share, or an aggregate of $28,500, pursuant to the exercise of warrants granted to Richard J. Padden, Alex Modelski, David R. Moffett, William A. Davis and Mark W. Robison.

4.    In April 2004, two holders of our Series B convertible preferred stock converted 142,133 shares of Series B convertible preferred stock into shares of common stock.

No underwriters were used in connection with any of the foregoing sales and issuances. The sales and issuances of these securities were exempt from registration under the Securities Act, pursuant to Section 4(2) thereof on the basis that the transactions did not involve a public offering (in the case of (1) and (3) above), pursuant to Rule 701 promulgated thereunder on the basis that these options were offered and sold either pursuant to a written compensatory benefit plan or pursuant to written contracts relating to consideration, as provided by Rule 701 (in the case of (2) above) or pursuant to Section 3(a)(9) thereof on the basis that such securities were exchanged by the registrant with existing security holders where no commission or other remuneration was paid for soliciting such exchange (in the case of (4) above).

Item 16.    Exhibits and Financial Statement Schedules

(a)  Exhibits

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.

3.1	Restated Articles of Incorporation of the registrant.

3.2	Form of Amended and Restated Articles of Incorporation of the registrant.

3.3	Amended and Restated Bylaws of the registrant.

3.4	Form of Amended and Restated Bylaws of the registrant.

4.1*	Specimen Common Stock Certificate.

4.2	Amended and Restated Investors’ Rights Agreement by and among the registrant and the persons listed on Schedule A thereto, dated April 22, 2004.

4.3	Amendment to Investors’ Rights Agreement, dated August 24, 2004.

5.1*	Opinion of Perkins Coie LLP.

10.1	1999 Stock Incentive Plan.

10.2	2004 Equity Incentive Plan.

10.3	Employment Agreement by and between the registrant and Ian Morris, dated May 13, 2004.

10.4	Incentive Stock Option Letter Agreement by and between the registrant and Ian Morris, dated May 13, 2004.

10.5	Separation Agreement and Release between the registrant and Robert Schulze, dated December 31, 2003.

10.6	Pledge and Security Agreement between the registrant and Robert Schulze, dated March 23, 2004.

Exhibit No.	Description

10.7	Full-Recourse Promissory Note from Robert Schulze in favor of the registrant, dated March 23, 2004.

10.8	Transition and Consulting Agreement between the registrant and Philip Davis, dated May 14, 2003.

10.9	Release Agreement between the registrant and Michael G. Andrews, dated August 4, 2003.

10.10	Transition Employment Agreement between the registrant and Michael G. Andrews, dated August 4, 2003.

10.11	Commercial Lease between the registrant and 15 Lake Bellevue, LLC, dated March 20, 2002.

10.12	Stock Purchase Agreement among the registrant, David and Suzanne Huey, and Soar Solutions, Inc., dated June 27, 2003.

10.13	Escrow Agreement by and among the registrant, David and Suzanne Huey, and Comerica Bank-California, dated June 27, 2003.

21.1	Subsidiaries of the registrant.

23.1	Consent of KPMG LLP, independent registered public accounting firm.

23.2 *	Consent of Perkins Coie LLP (contained in the opinion filed as Exhibit 5.1).

24.1	Power of Attorney (contained on signature page).

*	To be filed by amendment.

(b) Financial Statement Schedules

All schedules are omitted because they are inapplicable or the requested information is shown in the consolidated financial statements of the registrant or related notes thereto.

Item 17.    Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bellevue, State of Washington, on the 1st day of September, 2004.

HOUSEVALUES, INC.

By:	/s/ IAN MORRIS
Ian Morris
Its President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and appoints Ian Morris, John Zdanowski and Gregg I. Eskenazi, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Registration Statement, including any and all post-effective amendments and amendments thereto, and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated below on the 1st day of September, 2004.

Signature	Title

/s/ MARK S. POWELL Mark S. Powell	Chairman of the Board and Director

/s/ IAN MORRIS Ian Morris	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ JOHN ZDANOWSKI John Zdanowski	Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ ROBERT D. BLANK Robert D. Blank	Director

/s/ NICOLAS J. HANAUER Nicolas J. Hanauer	Director

/s/ FRANK M. (“PETE”) HIGGINS Frank M. (“Pete”) Higgins	Director

/s/ RICHARD A. MENDENHALL Richard A. Mendenhall	Director

/s/ MARK W. ROBISON Mark W. Robison	Director

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.

3.1	Restated Articles of Incorporation of the registrant.

3.2	Form of Amended and Restated Articles of Incorporation of the registrant.

3.3	Amended and Restated Bylaws of the registrant.

3.4	Form of Amended and Restated Bylaws of the registrant.

4.1*	Specimen Common Stock Certificate.

4.2	Amended and Restated Investors’ Rights Agreement by and among the registrant and the persons listed on Schedule A thereto, dated April 22, 2004.

4.3	Amendment to Investors’ Rights Agreement, dated August 24, 2004.

5.1*	Opinion of Perkins Coie LLP.

10.1	1999 Stock Incentive Plan.

10.2	2004 Equity Incentive Plan.

10.3	Employment Agreement by and between the registrant and Ian Morris, dated May 13, 2004.

10.4	Incentive Stock Option Letter Agreement by and between the registrant and Ian Morris, dated May 13, 2004.

10.5	Separation Agreement and Release between the registrant and Robert Schulze, dated December 31, 2003.

10.6	Pledge and Security Agreement between the registrant and Robert Schulze, dated March 23, 2004.

10.7	Full-Recourse Promissory Note from Robert Schulze in favor of the registrant, dated March 23, 2004.

10.8	Transition and Consulting Agreement between the registrant and Philip Davis, dated May 14, 2003.

10.9	Release Agreement between the registrant and Michael G. Andrews, dated August 4, 2003.

10.10	Transition Employment Agreement between the registrant and Michael G. Andrews, dated August 4, 2003.

10.11	Commercial Lease between the registrant and 15 Lake Bellevue, LLC, dated March 20, 2002.

10.12	Stock Purchase Agreement among the registrant, David and Suzanne Huey, and Soar Solutions, Inc., dated June 27, 2003.

10.13	Escrow Agreement by and among the registrant, David and Suzanne Huey, and Comerica Bank-California, dated June 27, 2003.

21.1	Subsidiaries of the registrant.

23.1	Consent of KPMG LLP, independent registered public accounting firm.

23.2*	Consent of Perkins Coie LLP (contained in the opinion filed as Exhibit 5.1).

24.1	Power of Attorney (contained on signature page).

*	To be filed by amendment.